Exhibit 99.3

 EQUINOX GOLD CORP.

Technical Report on the

riacho dos machados Gold mine, minas gerais, brazil

NI 43-101 Report

Qualified Persons:

Hugo Miranda, MBA, ChMC (RM)

Mark B. Mathisen, C.P.G.

Kathleen A. Altman, Ph.D., P.E.

Dated March 27, 2020

Effective Date May 31, 2018

55 University Ave. Suite 501 I Toronto, ON, Canada M5J 2H7 I T + 1 (416) 947 0907 www.rpacan.com

Report Control Form

Document Title	Technical Report on the Riacho Dos Machados Gold Mine, Minas Gerais, Brazil

Client Name & Address	Equinox Gold Corp. Suite 1501 - 700 West Pender Street Vancouver, British Columbia V6C 1G8

Document Reference	Project #3221	Status & Issue No.	FINAL Version

Issue Date	March 27, 2020

Lead Author	Hugo M. Miranda Mark B. Mathisen Kathleen A. Altman	(Signed) (Signed) (Signed)

Peer Reviewer	Deborah A. McCombe	(Signed)

Project Manager Approval	Deborah A. McCombe	(Signed)

Project Director Approval	Deborah A. McCombe	(Signed)

Report Distribution	Name	No. of Copies

Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, ON M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@rpacan.com

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Important Notice

This technical report was originally prepared for Leagold Mining Corporation (Leagold) by Roscoe Postle Associates Inc. (RPA). On March 10, 2020, Equinox Gold Corp. (Equinox Gold or the Company) acquired all of the outstanding shares of Leagold pursuant to an arrangement agreement dated December 15, 2019 between Equinox Gold and Leagold. Equinox Gold has asked RPA to readdress this report to it in order to support its disclosure. Other than updates to reflect Equinox Gold’s acquisition of Leagold, completion of an upgraded transmission line to site and two new substations (at the site and at Janaúba) in the first quarter of 2019, and non-material clerical changes, no other changes have been made to this report beyond addressing it to Equinox Gold and re-dating it.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020

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Table Of Contents

PAGE

1 Summary	1-1
Executive Summary	1-1
Economic Analysis	1-8
Technical Summary	1-8
2 Introduction	2-1
Sources of Information	2-2
List of abbreviations	2-3
3 Reliance on Other Experts	3-1
4 Property Description and Location	4-1
Land Tenure	4-1
Royalties	4-5
5 Accessibility, Climate, Local Resources, Infrastructure and Physiography	5-1
Accessibility	5-1
Climate	5-1
Local Resources	5-2
Infrastructure	5-2
Physiography	5-3
6 History	6-1
Ownership History	6-1
Exploration and Development History	6-1
Historical Resource Estimates	6-2
Past Production	6-2
7 Geological Setting and Mineralization	7-1
Regional Geology	7-1
Local Geology	7-5
Property Geology	7-5
Mineralization	7-10
8 Deposit Types	8-1
9 Exploration	9-1
Exploration Potential	9-1
10 Drilling	10-1
Brio Drilling 2016 and 2017	10-3
Sampling Method and Approach	10-3
11 Sample Preparation, Analyses and Security	11-1
Sample Preparation and Analysis	11-1
Quality Assurance/Quality Control	11-2

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12 Data Verification	12-1
13 Mineral Processing and Metallurgical Testing	13-1
Current Operation	13-1
Metallurgical Testing	13-1
Production Data	13-3
14 Mineral Resource Estimate	14-1
Resource Database	14-2
Geological Interpretation and Mineralization Wireframes	14-3
Statistical Analysis	14-7
Bulk Density	14-17
Block Model	14-17
Interpolation Parameters	14-18
Block Model Validation	14-19
Cut-off Grade	14-24
Classification	14-26
Mineral Resource Reporting	14-27
15 Mineral Reserve Estimate	15-1
Summary	15-1
Density, Dilution, and Selective Mining Unit	15-2
Cut-off Grade	15-2
Pit Optimization	15-3
16 Mining Methods	16-1
Mine Design	16-4
Geomechanics	16-7
LOM Production Schedule	16-10
Mine Equipment and Mining Contractor	16-12
17 Recovery Methods	17-1
18 Project Infrastructure	18-1
Power	18-1
Water Balance	18-2
Tailings Storage Facility	18-3
19 Market Studies and Contracts	19-1
Contracts	19-1
20 Environmental Studies, Permitting, and Social or Community Impact	20-1
Environmental Studies	20-1
Environmental Permitting History and Current Situation	20-1
Other Environmental Issues	20-3
Historic Environmental Liabilities	20-5
Environmental and Social Management System	20-6
Social Aspects	20-6
Health and Safety Issues	20-7
Mine Closure and Reclamation	20-7

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21 Capital and Operating Costs	21-1
Capital Costs	21-1
Operating Costs	21-3
22 Economic Analysis	22-1
23 Adjacent Properties	23-1
24 Other Relevant Data and Information	24-1
25 Interpretation and Conclusions	25-1
26 Recommendations	26-1
27 References	27-1
28 Date and Signature Page	28-1
29 Certificate of Qualified Person	29-1

List Of Tables

PAGE

Table 1-1 Summary of Mineral Resources - May 31, 2018	1-2
Table 1-2 Summary of Mineral Reserves - May 31, 2018	1-3
Table 1-3 MRDM Permitting Status	1-14
Table 1-4 LOM Capital Costs (2018-2026)	1-15
Table 1-5 Summary of LOM Operating Costs	1-16
Table 4-1 Mining Property Tenements	4-2
Table 6-1 Historical Production Summary - CVRD	6-3
Table 6-2 2014-2017 Production - Carpathian and Brio	6-3
Table 10-1 Drilling Summary	10-1
Table 11-1 QA/QC Sample Insertion Rate	11-2
Table 11-2 Certified Reference Materials	11-3
Table 11-3 Field Duplicates (ALS)	11-7
Table 11-4 Field Duplicates (MRDM)	11-8
Table 13-1 Size Recovery Data	13-2
Table 13-2 Mill Production Data	13-3
Table 14-1 Summary of Mineral Resources - May 31, 2018	14-1
Table 14-2 Summary of MRDM Drill Hole Database - January 2018	14-2
Table 14-3 Descriptive Statistics of Gold Assays (g/t Au)	14-7
Table 14-4 Capping Levels for Each Mineralized Domain	14-9
Table 14-5 Summary Statistics of Uncapped vs. CapPED Assays (g/t Au)	14-9
Table 14-6 Descriptive Statistics of Composite Grade Values (g/t Au) by Domain	14-11
Table 14-7 Bulk Density Values by Rock Type	14-17
Table 14-8 Block Model Dimensions	14-18
Table 14-9 Block Estimate Search Strategy by Domain	14-19
Table 14-10 Volume Comparison	14-23
Table 14-11 Block Gold Grades vs. Composite Grades	14-24
Table 14-12 Resource Pit Shell Optimization Factors as of May 31, 2018	14-25
Table 14-13 Block Model Sensitivity to Cut-off Grade	14-25
Table 14-14 Mineral Resource Estimate by Zone - May 31, 2018	14-28
Table 14-15 Reconciliation for January through May 2018	14-33

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Table 15-1 Summary of Mineral Reserves - May 31, 2018	15-1
Table 15-2 Pit Optimization Results (Pre-final Design)	15-3
Table 15-3 Pit Optimization Cost and Recovery Inputs	15-4
Table 16-1 Recommended Slope Design Parameters	16-7
Table 16-2 Summary of Phase Designs - Quantities and Targets	16-10
Table 16-3 May 31, 2018 LOM Mining Schedule	16-11
Table 16-4 May 31, 2018 LOM Processing Schedule	16-12
Table 16-5 Major Mining Equipment List - May 2018	16-12
Table 18-1 Water Well Conditions of Water Intake	18-2
Table 18-2 Future, Required Make-up Water Sources Summary	18-3
Table 20-1 MRDM Permitting Status	20-3
Table 20-2 Estimated Closure Costs	20-8
Table 21-1 Summary of Total Capital Costs	21-1
Table 21-2 LOM Capital Cost Summary by Year	21-2
Table 21-3 Summary of LOM Operating Costs	21-3
Table 21-4 Summary of 2014-2018 YTD Actual Operating Costs	21-4
Table 21-5 Summary of MRDM 2018 Manpower Levels	21-4

List Of Figures

PAGE

Figure 4-1 Location Map	4-3
Figure 4-2 Mining Concessions and Exploration Permits	4-4
Figure 5-1 MRDM Infrastructure	5-4
Figure 7-1 Regional Geology	7-4
Figure 7-2 Local Geology	7-7
Figure 7-3 Property Geology	7-8
Figure 7-4 10600N Geological Cross Section	7-9
Figure 9-1 Exploration Targets	9-2
Figure 10-1 Drill Hole Location Map	10-2
Figure 11-1 CRM Results over Time for the 2017 Diamond Core Drill Program (ALS)	11-4
Figure 11-2 CRM Results over Time for the 2017 Diamond Core Drill Program (MRDM)	11-4
Figure 11-3 Coarse Blanks Submitted with Core Samples (ALS)	11-5
Figure 11-4 Coarse Blanks Submitted with Core Samples (MRDM)	11-6
Figure 11-5 Drill Core Field Duplicate Au Assays (ALS)	11-7
Figure 11-6 Drill Core Field duplicate Au Assays (MRDM)	11-8
Figure 13-1 Mill Monthly Production	13-3
Figure 13-2 Gold Feed Grade vs. Gold Recovery	13-4
Figure 13-3 Impact of Particle Size on Recovery	13-5
Figure 14-1 Longitudinal Section of Geology and Low Grade Wireframe	14-5
Figure 14-2 Cross Section Showing Grade Shells and Model Blocks	14-6
Figure 14-3 Diamond Drilling vs. Reverse Circulation Distribution	14-7
Figure 14-4 Cumulative Frequency Plots for Each Grade Zone	14-8
Figure 14-5 Histogram of Sample Lengths	14-11
Figure 14-6 Hanging Wall Zone Correlograms	14-13
Figure 14-7 Central Zone Correlograms	14-14
Figure 14-8 Footwall Zone Correlograms	14-15
Figure 14-9 Low Grade Zone Correlograms	14-16
Figure 14-10 Block Model Vertical Cross Section	14-20

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Figure 14-11 Block Model Plan (Elevation 725)	14-21
Figure 14-12 Hanging Wall Swath Plot	14-22
Figure 14-13 Footwall Swath Plot	14-23
Figure 14-14 MRDM Mineral Resource Tonnes and Grade at Various Cut-off Grades	14-26
Figure 14-15 Isometric View Showing Outlines of Low Grade Domains and Resource Pit	14-30
Figure 14-16 Perspective View of the Underground Resource Area	14-31
Figure 14-17 Low Grade Wireframe Volume Comparison - 2015 -2018	14-32
Figure 16-1 Site Layout	16-3
Figure 16-2 Ultimate Pit Plan as of May 2018	16-5
Figure 16-3 Open Pit and Waste Dump, May 2018 Topography	16-6
Figure 16-4 West Pit Wall Slope (February 2015)	16-9
Figure 17-1 Crushing Circuit Flowsheet	17-2
Figure 17-2 Grinding Circuit Flowsheet	17-5
Figure 17-3 Carbon-In-Leach Circuit Flowsheet	17-6

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1 Summary

Executive Summary

On May 24, 2018, Leagold Mining Corporation (Leagold) acquired Brio Gold Inc. (Brio), which included ownership of three operating gold mines in Brazil: Riacho dos Machados (RDM or the Mine), Fazenda Brasileiro, and Pilar mines, as well as the Santa Luz Project, which is a permitted mine currently on care and maintenance.

In June 2018, Roscoe Postle Associates Inc. (RPA) was retained by Leagold to prepare an Independent Technical Report on the RDM gold mine located in the northern part of the Minas Gerais State, Brazil. The purpose of this Technical Report was to support the disclosure of updated Mineral Resources and Mineral Reserves at the Mine prepared by the Mine staff and reviewed by RPA.

On March 10, 2020, Equinox Gold Corp. (Equinox Gold or the Company) acquired all of the issued and outstanding common shares of Leagold resulting in Leagold being a wholly-owned subsidiary of Equinox Gold. Equinox Gold is a Canadian mining company listed on the Toronto Stock Exchange and NYSE American, with operations in California, USA, Mexico, and Brazil.

This Technical Report has been readdressed to Equinox Gold. The effective date of the technical information in this report is May 31, 2018.

As of the date of this readdressed Technical Report, Equinox Gold has advised that the exploration permits and mining concessions are in good standing. Equinox Gold has all required environmental licences and permits to conduct the proposed work on the property. Throughout the Technical Report, there are references to construction of a new 138 kV transmission line. This upgraded transmission line to site and two new substations (at the site and at Janaúba) were completed in the first quarter of 2019. MRDM constructed a 138 kV power line connecting to the Brazilian national electric grid operated by CEMIG and switched over from diesel-powered generators on March 30, 2019. Grid power reduces operating costs and allows the processing plant to be operated under design conditions.

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This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA has visited the Mine several times, most recently on June 25 and 26, 2018.

The Mine is operated by Mineração Riacho dos Machados (MRDM), an indirect wholly-owned Brazilian domiciled subsidiary of Leagold, now Equinox Gold.

The Mine is a conventional open pit and carbon-in-leach (CIL) operation, which is scheduled to process up to 7,000 tonnes per day (tpd) and recover over 700,000 oz of gold over a mine life of eight years and two additional years of stockpile processing, for a total mine life of ten years. Potential underground production could extend the mine life.

Tables 1-1 and 1-2 summarize the updated Mineral Resource and Mineral Reserve estimates for the Mine as of May 31, 2018. The estimates conform to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions).

Table 1-1 Summary of Mineral Resources - May 31, 2018
Riacho dos Machados Mine

Category	Tonnage (000 t)	Au Grade (g/t)	Au Ounces (000 oz)
Open Pit Resources
Measured	3,195	0.77	79
Indicated	27,731	0.96	853
Measured + Indicated	30,926	0.94	932
Inferred	7	1.42	0

Underground Resources
Measured	0	0.00	0
Indicated	5,239	1.58	266
Measured + Indicated	5,239	1.58	266
Inferred	8,297	1.50	401

Stockpile Indicated Resources	3,137	0.61	62

Total Resources
Total Measured + Indicated	39,303	1.00	1,259
Total Inferred	8,305	1.50	401

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.

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2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au.
4.	Underground Mineral Resources are reported at a cut-off grade of 1.0 g/t Au
5.	No minimum thickness was used in the resource estimation.
6.	Mineral Resources are estimated using a gold price of US$1,500/oz and constrained by a pit shell.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Totals may not add due to rounding.

Table 1-2 Summary of Mineral Reserves - May 31, 2018
Riacho dos Machados Mine

Category	Tonnage (000 t)	Au Grade (g/t)	Au Ounces (000 oz)
Proven
Open Pit	2,510	0.88	71
Stockpile	3,137	0.61	62
Total	5,647	0.73	133
Probable
Open Pit	19,079	1.08	656
Stockpile	0		0
Total	19,079	1.08	656

Proven + Probable
Open Pit	21,589	1.05	728
Stockpile	3,137	0.61	62
Total Proven + Probable	24,726	0.99	789

Notes:

1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves were generated using the May 31, 2018 mining surface.
3.	Mineral Reserves are reported at a cut-off grade of 0.40 g/t Au.
4.	Mineral Reserves are reported using a long-term gold price of US$1,200/oz.
5.	Mining dilution of 5% and 95% mining recovery.
6.	Process recovery of 90%.
7.	Totals may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource and Mineral Reserve estimates.

Conclusions

Based upon review of the Mine documentation and discussions with MRDM personnel, RPA has the following conclusions and observations:

General

•	The supporting data used for the different project studies, and presented to RPA during the site visit, were well organized and prepared in a professional manner.

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Geology and Mineral Resources

•	MRDM prepared a Mineral Resource estimate in May 2018. RPA has reviewed the MRDM Mineral Resources and is of the opinion that the parameters, assumptions, and methodology used are appropriate for the style of mineralization.

•	Mineral Resources were prepared in accordance with CIM (2014) definitions.

•	The geological model employed by MRDM geologists is reasonably well understood and is well supported by field observations in both outcrop and drill intersections.

•	Interpretations of the geology and the three dimensional (3D) wireframes of the estimation domains derived from these interpretations are reasonable.

•	Sampling and assaying have been carried out following standard industry quality assurance/quality control (QA/QC) practices. These practices include, but are not limited to, sampling, assaying, chain of custody of the samples, sample storage, use of third-party laboratories, standards, blanks, and duplicates.

•	The resource model has been prepared using appropriate methodology and assumptions. These parameters include:
•	Treatment of high assays
•	Compositing length
•	Search parameters
•	Bulk density
•	Cut-off grade
•	Classification

•	The block model has been validated using a reasonable level of rigour consistent with common industry practice.

•	Definition drilling will likely result in the upgrading of Inferred Mineral Resources to the Indicated category, both down-dip and laterally along strike to the north and south directions. Down-dip underground potential has only been drilled to a limited extent and requires further drilling.

•	Significant exploration potential exists laterally along strike both north and south from the existing RDM pit, although this area is currently outside the permitted mining boundary. Exploration potential at the Mine, and in the surrounding property, is expected to be relatively high. Potential exists for additional down-dip resources that may be amenable to underground mining.

•	Condemnation drilling has been completed for the tailings dam, waste dumps, and process plant.

Mining and Mineral Reserves

•	The economic assumptions and methodology used for estimation of the Mineral Reserves are appropriate.

•	Proven and Probable Mineral Reserves for the Mine, as of May 31, 2018, total 24.7 million tonnes (Mt) grading 0.99 g/t Au, containing 789,000 oz of gold.

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•	The Mine is a conventional open pit operation, composed of three metre high operating benches in ore and twelve metre high operating benches in waste.

•	The average mining rate is planned to be approximately 85,000 tpd ore and waste as part of the Life of Mine (LOM) plan, including ore production of approximately 7,000 tpd (2.55 million tonnes per annum (Mtpa)).

•	All systems (safety, geological control, mining, processing, administration, and environmental) have been implemented for mining at the RDM pit, and they are operating efficiently.

•	Mineral Reserves are restricted to the RDM pit, composed of north, central, and south areas.

•	Mining of the RDM pit began in 2012 with limited pre-stripping. Mill production started in March 2014, and the mine and mill have been operating since March 2014. The current estimated mine life is approximately ten years of processing and eight years of mining.

•	The LOM mining and processing schedules do not include Inferred Mineral Resources. Upgrading the Inferred Mineral Resources to a higher category may potentially increase the mine life.

•	Mining is performed by MRDM personnel for ore and a contractor for waste material as of 2018.

•	Dewatering and slope stability represent the greatest risks to the mining area, however, in RPA’s opinion, there does not appear to be reason for concern at this time.

Metallurgical Testing and Processing

•	Since the start of operations in March 2014, MRDM has progressively completed construction and improvement projects to increase the efficiency of the operation, however, a prior lack of capital limited the work that was accomplished. One primary capital project remains to be completed, as insufficient available power limits the operation of the ball mill. This impacts the achievable grind size and/or the realistic mill throughput. A transmission line improvement is planned to be completed in 2018.

•	The metallurgical testing that was conducted before the Mine was designed and built indicated that gold recovery is sensitive to particle size; the target grind size is 80% passing (P80) 54 µm to achieve a gold recovery of 88% to 92% at a retention time of 24 hours. At the current grind size (i.e., P80 approximately equal to 100 µm), the gold recovery is reduced.

•	Production statistics indicate that the process flow sheet is adequate and suitable for processing the Riacho dos Machados ore types.

•	Further optimization of the circuit is expected to improve production throughput and recovery once the operation can be run at steady state.

•	The economic analysis assumes average recoveries over the LOM. Since the proportions of oxide, transition, and fresh or sulphide ore change over time, using an average recovery may not produce an accurate short-term estimation of the cash flow, however, this averages out over the mine life.

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Infrastructure

•	Electricity is currently supplied at the Mine by eleven diesel-powered generators, nine owned by MRDM and two rentals. For the long term, MRDM plans to connect to the Brazilian national electric grid operated by CEMIG with plans to be on line by the end of 2018. Grid power will greatly reduce operating costs, and allow the processing plant to be operated under design conditions.

•	The Mine is susceptible to drought. For full production, MRDM requires approximately 1.2 million m3 per year of make-up water. Insufficient rainfall has impacted mill production in the past. MRDM completed the construction of a water storage facility in April 2017 in order to help alleviate the problem. Low rainfall in 2017 and 2018 has resulted in a water shortage and the Mine operations were suspended from early October through November 2018.

•	The majority of the workers who reside in small towns within 20 km of the site are transported to the Mine by commercially operated buses. MRDM provides subsidies for transportation in accordance with the law that governs the “Vale-Transporte”, whose monthly costs cannot exceed 6% of the worker’s salary.

•	The Mine is located in an easily accessible area in Minas Gerais in Brazil at elevations that range from approximately 770 m above sea level (MASL) to 900 MASL. The driving distance to the Mine from Belo Horizonte is 560 km, which takes from nine to eleven hours on the existing roads. The nearest commercial airport is located in Montes Claros approximately 145 km from the mine site.

•	The nearest major hospital is in Montes Claros (145 km away), however, the city Riacho dos Machados (15 km away) has a health clinic. The medical staff is provided by a contractor. The clinic includes two nurses located on site and one doctor, who works four hours per day and is on call during his off-site hours.

Environmental, Social, and Permitting Considerations

•	The Mine is a conventional CIL operation that has incorporated environmental mitigation into daily operations (i.e., water mitigation, concurrent reclamation/closure design).

•	No outstanding technical issues were identified for environment and permitting, however, the mining permit boundary does not currently allow mining into the down-dip and along-strike continuity of the mineralization. The application for the expansion of the Mine operations was submitted to environmental authorities in July 2015 and is undergoing agency review.

•	Historic acid rock drainage (ARD) issues and high concentrations of arsenic in ground and surface water need to be closely monitored to prevent off-site contamination of water resources. A comprehensive hydrogeological study has been requested by the Public Ministry and State of Minas Gerais Environmental Agency (SUPRAM) to assess the nature and extent of arsenic, lead, and other metals in ground and surface water.

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•	MRDM has retained an external consultancy to re-assess the potential for ARD. Tests are in progress and results are not yet available. Therefore, estimated costs for ARD mitigation are included in the closing/reclamation cost.

•	MRDM has the necessary in-country permits and licences to operate in compliance with Brazilian regulations. Additional permits will be obtained, as needed, to accommodate the future Mine operations.

Capital and Operating Costs

•	The Mine is an active mining and processing operation, however, a few projects remain to be completed. Capital cost allocations have been made in the economic analysis for the items that are required.

•	The most recent capital and operating cost estimates have been updated to reflect the current plan for the Mine and current prices. The majority of the capital and operating cost estimates were completed in Brazilian Real (R$). RPA has converted the MRDM estimates using a 3.7 to 1.0 (R$:US$) exchange rate.

Recommendations

RPA makes the following recommendations:

Geology and Mineral Resources

•	Carry out additional drilling to upgrade Inferred Mineral Resources at the Mine, as time and budgets permit.

•	Conduct drilling and geological interpretive work along strike both north and south of the deposit to increase the Mineral Resources for the Mine, as time and budgets permit. Potential exists for additional down-dip resources that may be amenable to underground mining.

Mining

•	Review alternatives for waste dump location in order to improve mining costs and productivity.

Metallurgical Testing and Processing

•	Evaluate the impact of the grind size that can be achieved versus recovery and plant throughput to maximize the cash flow.

•	Evaluate the changes in recovery based on ore types and head grades in order to provide more detailed information to improve the accuracy of the economic analysis.

Infrastructure

•	Complete installation of the grid power supply, which is scheduled to be on line by the end of 2018, in order to reduce costs and allow the processing plant to operate as designed.

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Environmental, Social, and Permitting Considerations

•	Develop a comprehensive and over-arching Permit Register to consolidate information related to required operational permits, agreements, and other applicable requirements. This information is currently tracked in multiple tables. The Permit Register should be part of an integrated environmental and social management system.

•	Provide more detail in the environmental operating budget, such as costs for installation of a groundwater monitoring network, costs for contracted environmental monitoring, etc.

Capital and Operating Costs

•	Re-evaluate the mining cost, focusing on better usage of worked hours and costs, cycle times, powder factor, maintenance, and rebuild and replacement costs, slope stability, and manpower.

•	Re-evaluate and adjust general and administrative (G&A) costs to account for replacement of electric power by CEMIG, haulage, site maintenance, and water pumping costs.

•	Update the capital and operating cost estimates to reflect the current equipment selection, and the intended operating plan.

Economic Analysis

Under NI 43-101 rules, producing issuers may exclude the information required for Section 22 Economic Analysis on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Equinox Gold is a producing issuer, the Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

Technical Summary

Property Description and Location

The Mine is situated in the northern part of Minas Gerais, Brazil. The mine site is 145 km by road northeast of the city of Montes Claros (population 400,000), and 15 km from the nearest town Riacho dos Machados (population 10,000). The centre of the current open pit has geographic coordinates of 16°03’40” South Latitude and 43°08’16” West Longitude with an approximate elevation of 895 MASL.

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The Mine operation includes an active open pit, located on Federal mining concessions with mineral rights controlled by MRDM. Surface rights are also controlled by MRDM.

Land Tenure

The property consists of eight exploration permits and two mining concessions with a total area of approximately 14,979.98 ha. For the exploration permits, a final report detailing successful exploration has been submitted. The permits and concessions form a mostly contiguous block extending north and south of the mining concession. Mineral tenure for the Mine is held under the name of Mineração Riacho dos Machados, an indirect wholly-owned subsidiary of Equinox Gold, incorporated under the laws of Brazil. The property was initially staked under the name of Ouro Fino Gold Mine on March 30, 2001 (File #16,835), and was subsequently registered under the name of Mineração Riacho dos Machados.

Surface rights for the Mine were owned by individuals and entities in Minas Gerais and have been purchased by Mineração Riacho dos Machados. It is reported that there are no reservations, restrictions, rights-of-way, or easements on the Mine to any third party. The Federal agency of Departamento Nacional de Produção Mineral (DNPM - National Department of Mineral Production) is responsible for administering mineral rights and for the granting of a mining concession to any entity that discovers a new mineable deposit. Surface rights owned by MRDM are sufficient for mine waste stockpiles, heap leach pads, and processing plant sites.

History

Companhia Vale do Rio Doce (CVRD) discovered the Riacho dos Machados deposit in early 1986. CVRD operated the property as an open pit gold mine until closure in 1997. Most site facilities were removed or reclaimed after cessation of mining activities in the late 1990s, except for the power and water supply systems. The Mine remained idle from 1997 until October 2008, when Carpathian Gold Inc (Carpathian) acquired the mineral rights of the Mine and started prospecting and exploration. Carpathian re-established the mining and process facilities in 2012 to 2014. Mining and processing of the open pit ores started in March 2014.

In December 2014, Brio was formed by Yamana to hold the Fazenda Brasileiro mine, the Pilar mine and the Santa Luz Project, as well as some related exploration concessions, all of which were held as non-core assets within Yamana. In April 2016, the Mine was added to the Brio portfolio after it was purchased from Carpathian. Leagold acquired Brio on May 24, 2018 and became the owner of MRDM.

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Geology and Mineralization

The Riacho dos Machados gold deposit occurs in the north-south trending Araçuaí Fold-Thrust Belt along the eastern margin of the São Francisco Craton, a major Archean-age basement block which underlies more than one million square kilometres in eastern Brazil. The Araçuaí Fold Belt is 15 km to 45 km wide and consists of a series of metavolcanic-metasedimentary rocks of late Archean to late Proterozoic age, which were deposited in a broad intracontinental to oceanic rift-type basin that existed between the São Francisco Craton and the Congo Craton (now part of Africa).

The mineralization has a typical greenschist to amphibolite facies mineral assemblage. The principal host for the gold mineralization is the quartz-muscovite schist of the Riacho dos Machados Group. The mineralization occurs in a belt of hydrothermally altered rock developed along a district-scale shear zone that extends almost 30 km along a N20°E strike direction and dips 40° to 45° east.

Mineralization and gold grades are closely related to sulphide content, especially arsenopyrite. Gold occurs as microscopic native-gold grains typically finer than 400 mesh (37 microns). The gold grains occur interstitially between quartz, muscovite and sulphide grains, and as inclusions in arsenopyrite, and less commonly as inclusions in pyrrhotite, quartz, tourmaline, and pyrite.

Exploration Status

In the immediate area of the Mine, there is good potential to increase mineralization down-dip and along strike from the Mineral Resources. This mineralization has been intersected by widely spaced drill holes and further drilling in this area could potentially result in significant additional Mineral Resources.

The surface exploration targets drilled to date have returned narrow or discontinuous zones of mineralization. There are currently no high priority targets defined by drilling that present prospective satellite pits to the current operation. There is, however, a clear trend of mineralization that has not been comprehensively drill tested and, in RPA’s opinion, there is still moderate to good potential to discover additional mineralization along strike to the north and south of the Mineral Resources.

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MRDM commenced exploration in 2008 and continued work until 2012. This work further explored the primary targets developed by CVRD exploration drilling and validated the CVRD historical data. Since 2008, exploration activities have included, but are not limited to, resampling of CVRD drill core, surface trenching, soil geochemistry, mapping, and exploration drilling.

Historic owners have drilled a total of 944 drill holes collecting over 95,353 m of drill core and chip samples.

Mineral Resources

RPA reviewed the Mineral Resource estimate prepared by MRDM in May 2018 (Table 1-1). The block models and Mineral Resource estimates were reviewed by RPA and found to be acceptable. In general, RPA is of the opinion that the drill hole database is appropriate for Mineral Resource estimation. The Mineral Resources are a combination of open pit and projected underground resources. Measured and Indicated Mineral Resources were estimated to total 39.0 Mt at an average grade of 1.00 g/t Au, which equates to approximately 1,260,000 oz of gold. In addition, Inferred Mineral Resources were estimated to total approximately 8.3 Mt at an average grade of 1.50 g/t Au, which equates to approximately 401,000 oz of gold. The Mineral Resources are inclusive of Mineral Reserves.

Mineral Reserves

The Mineral Reserves were prepared by MRDM and independently audited by RPA to reflect the Mineral Reserves as of May 31, 2018.

The Proven and Probable Mineral Reserve as of May 31, 2018 is estimated to be 24.73 Mt grading 0.99 g/t Au containing approximately 789,000 oz of gold (see Table 1-2). These Mineral Reserves are a combination of the open pit material and the stockpiles. The Mineral Reserves are generated based upon the mine designs applied to the Mineral Resource model.

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Mining Method

Mining of the single open pit is by conventional open pit mining methods: drilling, blasting, loading, and hauling. The distance from the pit bottom to the run-of-mine (ROM) stockpile, which is located ahead of the crusher, is approximately 2,000 m.

The strip ratio for the deposit is approximately 7.5 to 1 (waste:ore). The mined tonnage is proposed to be at a constant rate throughout the mine life. The MRDM mining fleet consists of smaller trucks (CAT 775G) and excavators (CAT 390DL) for the mining of ore, and a contractor fleet with larger equipment (CAT 777G trucks), front shovel and excavators (Hitachi 5500 and Hitachi 2500) for the mining of waste.

Haul distances to the waste dumps and ROM ore stockpile crusher area are moderate. MRDM consultants and personnel are evaluating alternate waste dump locations. Alternative dump locations are limited, and the mining permit will require amendment to modify waste dump designs.

Total daily total average material movement is approximately 85,000 tpd and direct ore haulage is estimated to be 7,000 tpd (2.55 Mtpa).

Weather and altitude should not impact productivities, however, severe rainfall can occur, and drought can impact the water supply. In addition to recycled process water, MRDM relies on make-up water from a water storage dam and a well field.

Mineral Processing

The processing plant was designed to process 7,000 tpd (2.55 Mtpa), with the potential to expand to 9,000 tpd (3.28 Mtpa) with some modifications. The plant uses three-stage crushing, ball mill grinding, CIL, sulphur dioxide-air cyanide detoxification, and a gold adsorption, desorption, and recovery (ADR) plant.

Metallurgical data indicated that the gold recovery would be approximately 90% at a target grind size of P80 passing 54 µm. Current plant production has, at times, been limited due to insufficient power and water. Since start of operation in 2014, plant production has been approximately 5.9 million tonnes at an average recovery of 84%. It is anticipated that with the implementation of the water dam in 2017 and the power line in 2018, target recoveries of 90% and full capacity should be achieved in 2019.

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MRDM has been progressively improving the plant operations and efficiency since the start-up in March 2014. RPA has noted significant improvements with each site visit from November 2014 through June 2018. Further potential plant modifications for the future may increase the production to approximately 9,000 tpd.

Project Infrastructure

All of the necessary infrastructure for the current operation is in place, which includes but is not limited to, an open pit mine, processing plant, laboratory, refinery, safety and security buildings, cafeteria, core storage, maintenance facilities, diesel-generated electrical generation plant, tailings dam, water wells, water supply dam, and water pipeline. The Mine is located in an easily accessible area with the infrastructure needed to conduct operations, however, improvements to the power supply are required to operate the plant at design capacity. Power is currently supplied by eleven generator sets located at the Mine, nine owned by MRDM and two rentals, however, a new 138 kV transmission line is being installed and is scheduled to come on line by the end of 2018.

Market Studies

The principal commodity from the MRDM operation is gold, which is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.

Environmental, Permitting and Social Considerations

The Mine is located in a remote and dry location, and vegetation and faunal compositions are critical habitat for any biodiversity resources. The general area of the Mine was previously disturbed by CVRD, which operated the Mine from 1989 to 1997. The mining operations will result in vegetation suppression over an area of approximately 362 ha.

Due to the previous mining activities and environmental liabilities, MRDM has conducted supplementary baseline studies to assess groundwater, surface water, and soil quality prior to the start of operations. As part of the conditions of the environmental licence, MRDM conducts environmental monitoring programs of surface water, groundwater, soil, fauna, and flora to closely monitor potential changes in quality of these resources. MRDM has ongoing reclamation programs and also has set aside areas for biodiversity conservation.

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The Mine currently operates under the permits and licences listed in Table 1-3. As of the date of this readdressed report, Equinox Gold has advised that all licences and permits are in good standing.

Table 1-3 MRDM Permitting Status

Riacho dos Machados Mine

Licences and Permits	Process Number	Issue Date	Expiration Date
Operation Licence - MRDM	007/2015	06/09/2015	06/09/2019
Preliminary and Installation Licence - Water Dam	007/2016	09/13/2016	09/13/2020
Temporary Operation Licence - Water Dam	PA 11961/2009/013/201	05/22/2017	*
Environmental Permit - Gas Station 90 m³	7604/2016	12/21/2016	12/21/2020
Environmental Permit for Fauna Monitoring - Mine	102.001/2016	07/29/2016	06/09/2019
Environmental Permit for Fauna Rescuing - Mine	102.002/2016	07/29/2016	06/09/2019
Environmental Permit for Fauna Monitoring and Rescuing - Water Dam	102.003/2016	09/13/2016	09/13/2020
Water Permit - New Water Dam	2007/2016	09/13/2016	09/13/2020
Water Permit - North Pit	934/2012	03/28/2012	03/28/2016**
Water Permit - South Pit	935/2012	03/28/2012	03/28/2016**
Water Permit - Groundwater well 03	3797/2011	12/23/2011	12/23/2015**
Water Permit - Groundwater well 07	3798/2011	12/23/2011	12/23/2015**
Water Permit - Groundwater well MRDM 15	17998/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Piranga 13	17993/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Piranga 14	17994/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Piranga 15	17995/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Mumbuca 11	17991/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Mumbuca 12	17992/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Mumbuca 16	17996/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Mumbuca 17	17997/2014	06/09/2015	06/09/2019

Notes:

* The temporary operation licence for the water dam is valid until the final operation licence is issued.

** Under Renewal

MRDM plans to operate in compliance with requirements of the above listed permits and authorizations and this includes complying with other applicable regulations, such as physical integrity and stability of large structures (e.g., tailings dam, pit, waste rock piles, and stockpiles) that must be reported to DNPM and occupational health and safety performance indicators, and plans that must be submitted to the Ministry of Labour and Employment. MRDM will apply for permits for future expansions or changes in project design, as required by Brazilian regulations.

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Capital and Operating Cost Estimates

Total LOM capital is estimated to be US$68.50 million over a ten-year mine life starting June 2018; in addition, closure and reclamation is estimated at approximately US$11.4 million (Table 1-4).

In RPA’s opinion, the LOM sustaining and non-sustaining capital costs for the Mine are reasonable.

Table 1-4 LOM Capital Costs (2018-2026)

Riacho dos Machados Mine

Category	LOM Total (US$ 000)
Infrastructure & Equipment	8,011
Properties and Land Acquisition	1,407
Subtotal Sustaining	9,419

Tailings Dam	23,267
Transmission Line	2,475
Capitalized Stripping	30,533
Others	2,804
Subtotal Non-sustaining	59,079

Total LOM Capital	68,498

Reclamation	11,428
Notes:
1.	R$3.7:US$1 exchange rate.

Mine planning, costing, and budgeting are acceptable to RPA. Mine operating costs will increase as the pit is deepened and as the waste dump expands due to longer hauls. Operating costs can also increase if the labour levels or operating supplies (diesel, tires, and ground engaging tools) increase.

LOM mining costs are reported to be US$1.84/t of total material, which appears reasonable. Blasting costs may be slightly higher in the fresh rock due to an increase in the powder factor.

Unit operating costs for this operation have been high due to a reduction in the amount of ore that was processed caused by a reliance on diesel generated power. MRDM planned for the majority of its water to be supplied from precipitation reporting to the tailing impoundment area. The Mine, however, has been impacted by a period of drought. The availability of grid-supplied power, construction of a water storage dam in 2017, and changes to the water management practices should enable the Mine to operate on a consistent basis year round.

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Table 1-5 summarizes LOM operating costs for the Project.

Table 1-5 Summary of LOM Operating Costs

Riacho dos Machados Mine

Year	Mining Cost (US$/t moved)	Mining Cost (US$/t milled)	Processing Cost (US$/t milled)	Re-handling & Grade Control Cost (US$/t milled)	Mine Site G&A - Fixed (US$/t milled)	Total Cost (US$/t milled)
7 mos. 2018	1.84	17.33	12.11	0.34	2.35	32.13
2019	1.84	12.77	9.20	0.34	2.35	24.66
2020	1.87	15.77	9.20	0.34	2.35	27.66
2021	1.90	15.24	9.20	0.34	2.35	27.14
2022	1.92	19.03	9.20	0.34	2.35	30.92
2023	1.95	17.94	9.20	0.34	2.35	29.83
2024	1.98	19.04	9.20	0.34	2.35	30.92
2025	2.01	11.56	9.20	0.34	2.35	23.46
2026	0.00	0.00	9.20	0.34	2.35	11.89
2027	0.00	0.00	9.20	0.34	2.35	11.89
2028	0.00	0.00	9.20	0.34	2.35	11.89

Notes:

1.	R$3.7:US$1 exchange rate.

Manpower requirements for mining are considered to be reasonable for the size, location, and type of operation at the Mine.

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2 Introduction

On May 24, 2018, Leagold Mining Corporation (Leagold) acquired Brio Gold Inc. (Brio), which included ownership of three operating gold mines in Brazil: Riacho dos Machados (RDM or the Mine), Fazenda Brasileiro, and Pilar mines, as well as the Santa Luz Project, which is a permitted mine currently on care and maintenance.

In June 2018, Roscoe Postle Associates Inc. (RPA) was retained by Leagold to prepare an Independent Technical Report on the RDM Mine, located in the northern part of the Minas Gerais State, Brazil. The purpose of this Technical Report was to support the disclosure of updated Mineral Resources and Mineral Reserves at the Mine prepared by the Mine staff and reviewed by RPA.

On March 10, 2020, Equinox Gold Corp. (Equinox Gold or the Company) acquired all of the issued and outstanding common shares of Leagold resulting in Leagold being a wholly-owned subsidiary of Equinox Gold. Equinox Gold is a Canadian mining company listed on the Toronto Stock Exchange and the NYSE American, with operations in California, USA, Mexico, and Brazil.

This report has been readdressed to Equinox Gold. The effective date of the technical information in this report is May 31, 2018. As of the date of this readdressed report, Equinox Gold has advised that the exploration permits and mining concessions are in good standing. Equinox Gold has all required environmental licences and permits to conduct the proposed work on the property. Throughout the Technical Report, there are references to construction of a new 138 kV transmission line. This upgraded transmission line to site and two new substations (at the site and at Janaúba) were completed in the first quarter of 2019. MRDM constructed a 138 kV power line connecting to the Brazilian national electric grid operated by CEMIG and switched over from diesel-powered generators on March 30 ,2019. Grid power reduces operating costs and allows the processing plant to be operated under design conditions.

This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA has visited the Mine several times, most recently on June 25 and 26, 2018.

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The Mine is operated by Mineração Riacho dos Machados (MRDM), a wholly-owned Brazilian domiciled subsidiary of Leagold, now Equinox Gold.

The Mine is a conventional open pit and carbon-in-leach (CIL) operation, which is scheduled to process up to 7,000 tonnes per day (tpd) and recover 700,000 oz of gold over a mine life of ten years consisting of eight years of mining and two additional years of processing. Potential underground production could extend the mine life.

Sources of Information

Site visits were carried out by RPA personnel on November 4 to 6, 2014; February 23 to 28, 2015; October 26 to 29, 2015; April 18 to 20, 2017; and June 25 and 26, 2018.

During the June 2018 site visit, discussions were held with the following MRDM personnel:

•	Magno Antonio - General Manager
•	Luiz Junior - Beneficiation Manager
•	Helberth Lopes - Tailings Coordinator
•	Andre Melo - Civil Engineer
•	Paulo Bezerra - Mining Engineer
•	Jaime Eleuterio - Mine Operation Manager
•	Feliciano Oliveira - Civil Engineer
•	Raphael Maracajas - Mine Plan Manager

RPA Personnel

The following RPA personnel prepared this report and are all Qualified Persons under NI 43-101:

•	Hugo M. Miranda, ChMC (RM), Principal Mining Engineer, is responsible for the overall preparation of this report as well as Sections 2 to 6, 15, 16, 19, 20, 21, 22, 23, and 24 and the related disclosure in Sections 1, 25, 26, and 27. Mr. Miranda visited the RDM site in June 2018.

•	Kathleen A. Altman, Ph.D., P.E., Principal Metallurgist, is responsible for Sections 13, 17, and 18 of this report and the related disclosure in 1, 21, 25, 26, and 27. Dr. Altman visited the RDM site in November 2014.

•	Mark B. Mathisen, C.P.G., Principal Geologist, is responsible for Sections 7 to 12 and 14 of this report and the related disclosure in Sections 1, 25, 26, and 27. Mr. Mathisen visited the RDM site in October 2015.

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List of abbreviations

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron	kVA	kilovolt-amperes
μg	microgram	kW	kilowatt
a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
Btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	m3/h	cubic metres per hour
d	day	mi	mile
dia	diameter	min	minute
dmt	dry metric tonne	μm	micrometre
dwt	dead-weight ton	mm	millimetre
°F	degree Fahrenheit	mph	miles per hour
ft	foot	MVA	megavolt-amperes
ft2	square foot	MW	megawatt
ft3	cubic foot	MWh	megawatt-hour
ft/s	foot per second	oz	Troy ounce (31.1035g)
g	gram	oz/st, opt	ounce per short ton
G	giga (billion)	ppb	part per billion
Gal	Imperial gallon	ppm	part per million
g/L	gram per litre	psia	pound per square inch absolute
Gpm	Imperial gallons per minute	psig	pound per square inch gauge
g/t	gram per tonne	RL	relative elevation
gr/ft3	grain per cubic foot	s	second
gr/m3	grain per cubic metre	st	short ton
ha	hectare	stpa	short ton per year
hp	horsepower	stpd	short ton per day
hr	hour	t	metric tonne
Hz	hertz	tpa	metric tonne per year
in.	inch	tpd	metric tonne per day
in2	square inch	US$	United States dollar
J	joule	USg	United States gallon
k	kilo (thousand)	USgpm	US gallon per minute
kcal	kilocalorie	V	volt
kg	kilogram	W	watt
km	kilometre	wmt	wet metric tonne
km2	square kilometre	wt%	weight percent
km/h	kilometre per hour	yd3	cubic yard
kPa	kilopascal	yr	year

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3 Reliance on Other Experts

This report has been prepared by RPA for Leagold and readdressed to Equinox Gold. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report, and

•	Assumptions, conditions, and qualifications as set forth in this report.

For the purpose of this report, RPA has relied on ownership information provided by MRDM and Leagold, now Equinox Gold. RPA has not researched property title or mineral rights for the Mine and expresses no opinion as to the ownership status of the property.

RPA has relied on MRDM and Equinox Gold for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Mine.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 Property Description and Location

The Mine is situated in the northern part of Minas Gerais State, Brazil. The mine site is 145 km by road northeast of the city of Montes Claros (population 400,000), and 25 km from the nearest town, Riacho dos Machados (population approximately 10,000). The centre of the current open pit has geographic coordinates of 16°03’40” South Latitude and 43°08’16” West Longitude, with an approximate elevation of 895 MASL. The site location is shown in Figure 4-1.

Land Tenure

The property consists of eight exploration permits and two mining concessions with a total area of 14,979.98 ha, as shown in Figure 4-2. For the exploration permits, a final report detailing the conclusion of successful exploration has been submitted. The concession and permits form a mostly contiguous block extending north and south of the central-positioned mining concession. Mineral tenure for the Mine is held under the name of Mineração Riacho dos Machados, an indirect wholly-owned subsidiary of Equinox Gold, incorporated under the laws of Brazil and registered with the Federal Taxpayer’s Roll under No. 08.832.667/001-62. The property was initially staked under the name of Ouro Fino Gold Mine on March 30, 2001 (File #16,835) and was subsequently registered under the name of Mineração Riacho dos Machados.

Surface rights for the Mine were owned by individuals and entities in Minas Gerais and have been purchased by MRDM. Equinox Gold believes that there are no reservations, restrictions, rights-of-way, or easements on the Mine to any third party. The Brazilian government, through the Departamento Nacional de Produção Mineral (DNPM - National Department of Mineral Production), is authorized to grant the rights for a mining concession to any entity that discovers a new mineable deposit.

There are no expiration dates on the mining concession held by MRDM, provided the company meets expenditure and environmental requirements and pays a required annual mining fee. The expenditure and environmental requirements have been met and MRDM is current with all requirements to hold the mining tenements in good standing. Table 4-1 provides a summary of the mining property concession and exploration permits.

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Table 4-1 Mining Property Tenements

Riacho dos Machados Mine

DNPM No.	Title	Hectares	Issue Date	Expiration Date	Comments
831005/1982	Mining Concession	1,000.00	18-Mar-92	Unlimited	Plan for Economic Use approved
833480/2006	Mining Concession	1,230.64	31-Jul-14	Not Applicable	Plan for Economic Use approved
833479/2006	Exploration Licence	1,963.10	24-May-11	Not Applicable	Exploration final report submitted (Positive)
834015/2006	Exploration Licence	1,921.76	24-May-11	Not Applicable	Exploration final report submitted (Positive)
834016/2006	Exploration Licence	1,988.40	24-May-11	Not Applicable	Exploration final report submitted (Positive)
834017/2006	Exploration Licence	785.00	24-May-11	Not Applicable	Exploration final report submitted (Positive)
834018/2006	Exploration Licence	1,981.86	24-May-11	Not Applicable	Exploration final report submitted (Positive)
834020/2006	Exploration Licence	1,998.50	24-May-11	Not Applicable	Exploration final report submitted (Positive)
834021/2006	Exploration Licence	1,994.00	24-May-11	Not Applicable	Exploration final report submitted (Positive)
831869/2008	Exploration Licence	116.72	21-Dec-12	Not Applicable	Exploration final report submitted (Positive)
	TOTAL	14,979.98

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Figure 4-1 Location Map

Legend:
International Boundary
State Boundary
National Capital
State Capital
Road
Railway
RIACHO DOS MACHADOS GOLD MINE
NORTH ATLANTIC OCEAN
SOUTH ATLANTIC OCEAN
SOUTH PACIFIC OCEAN
BRAZIL
VENEZUELA
GUYANA
SURINAME
COLOMBIA
PERU
BOLIVIA
PARAGUAY
CHILE
ARGENTINA
URUGUAY
MINAS GERAIS
Brasilia
Belo Horizonte
Rio de Janeiro
Sao Paulo
Salvador
N
0 200 400 Kilometres
0 200 400 Miles
March 2020

Figure 4-1

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Location Map

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Figure 4-2 Mining Concessions and Exploration Permits

Legend:
Status
Mining Concession
Final Report Submission
680,000
690,000
700,000
710,000
8,240,000
8,230,000
8,220,000
8,210,000
8,200,000
Serranópolis de Minas
N
Porteirinha
Janaúba
833.479/2006
831.005/1982
834.015/2006
833.480/2006
834.016/2006
Riacho dos Machados
834.017/2006
831.869/2008
834.018/2006
834.020/2006
Francisco Sá
834.021/2006
Grão Mogol
0 2.5 5 7.5 10
Kilometres

Figure 4-2

Riacho dos Machados Gold Mine

Minas Gerais State, Brazil

Mining Concessions and Exploration Permits

March 2020

Source: RPA, 2017.

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Royalties

Certain royalties are levied on mineral production in Brazil in accordance with Federal law. The current statutory royalty imposed by the Federal government on gold properties is 1.5% of sales proceeds less sales tax, transportation, and insurance costs. Additionally, a royalty must be paid to the landowner if the surface rights do not belong to the mining titleholder. This landowner royalty is equal to one-half the government royalty, which in the case of gold would amount to an additional 0.5%. MRDM has the surface right ownership for the deposit area and infrastructure, so any mineral production from this portion of the Mine area, and any surface area subsequently acquired by Mineração Riacho dos Machados, will carry no landowner royalty.

The Mine also carries a 1% royalty on gold and a 2% royalty on base metals, payable by MRDM to Serra da Borda Mineração, which acquired the royalty interest from a previous owner of the property. The mineralization in the Mine area currently carries no economic base metals.

RPA is not aware of any environmental liabilities on the property. MRDM has all required permits to conduct the proposed work on the property. RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

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5 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Mine is approximately 145 km by road northeast of Montes Claros in the northern part of Minas Gerais State, southeastern Brazil. The Mine can be accessed from Montes Claros by travelling west on Highway 251 and north on MG 120. The main gate is accessed from a west bound gravel road off MG 120. The nearest town is Riacho dos Machados (population of approximately 10,000) approximately 25 km northeast from the Mine. Montes Claros (population 400,000) is the region’s largest industrial city, offering full service facilities and daily commercial air flights to the major Brazilian cities of Belo Horizonte (560 km from the Mine), Brasília, and Salvador.

Climate

The Mine is located in southeastern Brazil in the northern part of Minas Gerais, in the Serrada climate zone. The climate is semi-tropical with two seasons; a dry winter and a rainy summer, with the main period of rain occurring from November to March. Average temperatures vary from 17°C in January to 30°C in July. Annual precipitation ranges from approximately 300 mm to 1,500 mm, with an average of 700 mm over the last few years, and pan evaporation averages 1,398 mm/year. The Mine is operated year-round.

Severe rainfall and drought can occur in the Mine area. In December 2013, the site experienced a total monthly precipitation amount of 556 mm, during which the water overtopped the liner which was being installed in the tailings storage facility (TSF) at the time and ran underneath the liner. In October 2015 and June 2016, at the time of RPA’s site visits, the Mine was experiencing a drought, which affected the water supply. Planning the appropriate storage capacity and designing and constructing a fresh water reservoir was then a high priority for the Mine. Construction of the water storage facility was completed in April 2017.

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Local Resources

The Mine area has a moderate history of mining activity. Mining suppliers and contractors are locally available. Both experienced and general labour are readily available from the nearby towns of Porteirinha and Riacho Dos Machados, with an estimated population of approximately 38,700 citizens in the municipality of Porteirinha, and approximately 9,700 inhabitants in the municipality of Riacho Dos Machos (2014 census). The Mine has the support of the local communities.

Within the state of Minas Gerais, many mining related services are available including drilling and mining contractors, and geological and engineering consulting firms.

Infrastructure

The infrastructure at the Mine includes (Figure 5-1):

•	open pit mine
•	7,000 tpd (2.55 Mtpa) processing facilities
•	three-bay, tent structure mine shop
•	offices and support buildings
•	access road
•	waste management
•	cafeteria
•	transportation facilities
•	communications systems
•	TSF
•	on-site power generation with eleven diesel generators
•	water dam and pipeline

Electricity is currently supplied at the Mine by eleven diesel-powered generators, nine owned by MRDM and two rentals. MRDM entered into an agreement with CEMIG, the State of Minas Gerais Power Distribution Company, to construct and operate a 138 kV transmission line that will connect the new Substation Janaúba 4 to the new Mine substation. Both substations will be constructed as part of the transmission line project. The transmission line is approximately 35 km long, and is located within a 25 m wide right-of-way (ROW). As is commonly done in Brazil, CEMIG negotiated the easements along the ROW and is managing the environmental licence for the construction and operation of the substations and the 138 kV transmission line.

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The total project estimate is approximately US$11.9 million for the installation of the transmission line including the two substations. The transmission line is scheduled to be completed by the end of 2018. The remaining cost for completing the transmission line and two substations (including contingency and indirects) in 2018 is approximately US$2.6 million.

Physiography

The Mine is located within the Espinhaço Mountains (Serra do Espinhaço) that divide the São Francisco and Jequitinhonha river basins. The terrain consists of rolling hills that are locally steep and drained by sparse intermittent streams that are mainly active in the wet season. Elevations range from 770 MASL to 900 MASL.

The prevailing vegetation is overgrown semi-tropical savanna known as “cerrado,” consisting of brushy forest land interspersed with open grassy fields. The local area supports only limited agriculture, mainly subsistence cattle grazing in the area near the mine site. In addition to ranching, there are eucalyptus tree farms which are used to produce charcoal for metallurgical ovens.

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Figure 5-1 MRDM Infrastructure

Janauba Substation
BR 122
Energy Line transmission
MG-120
Water Dam and Pipeline
Mumbuca Waterbores and pipes
MRDM Substation
Tailings Dam
Piranga Waterbores and Pipes
Image © 2015 DigitalGlobe
N
0 1 2 3
Kilometres

Figure 5-1

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

MRDM Infastructure

March 2020

Source: RPA, 2018.

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6 History

Ownership History

Companhia Vale do Rio Doce (CVRD), now Vale, discovered the Riacho dos Machados deposit in early 1986. CVRD operated the property as an open pit gold mine and heap leach operation until closure in 1997. The Mine remained idle from 1997 until October 2008, when Carpathian Gold Inc. (Carpathian) acquired the mineral rights to the Mine and started prospecting and exploration. Carpathian restarted the Mine in March 2014. Brio acquired the Mine from Carpathian on April 29, 2016. Leagold acquired the Mine through the acquisition of Brio on May 24, 2018.

Exploration and Development History

CVRD, through its exploration arm DOCEGEO, conducted geological mapping, geochemical and geophysical surveys, and trenching from 1979 to 1987. The work resulted in the discovery of the Ouro Fino deposit.

From 1987 through 1994, CVRD conducted the following exploration:

1.	Reverse circulation (RC) drilling to define the oxide gold mineralization. Most of the RC drill holes were less than 50 m deep to a maximum of 80 m. No details on sample quality, e.g., wet/dry, are available.

2.	Diamond drilling (DD) to explore the deeper sulphide mineralization. DD holes with an "F" prefix (surface diamond drilling) were collared with HQ-size core (76 mm diameter) in the saprolite and weathered rock and reduced to NQ-size core (54 mm diameter) after the hole intercepted fresh rock. The shorter holes in this series ranged from 30 m to 80 m deep with the deeper holes from 300 m to 416 m. The "FD" series core holes were drilled in the same manner as the “F” holes except the core was reduced to BQ-size (36 mm diameter) below a depth of 540 m. The shorter holes in this series ranged from 95 m to 150 m deep with the deeper holes from 700 m to 900 m. The "SU" series core holes were drilled from the underground workings with AQ-size core (33 mm diameter). These holes ranged from 10 m to 90 m.

3.	Underground exploration to define the mineralization below the southern portion of the open pit. The work included a vertical shaft, lateral development, underground drilling to further explore the deeper sulphide mineralization, and metallurgical test work (Tecnomin, 2011).

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Historical Resource Estimates

Prior to the start of mining operations in 1989, CVRD estimated open pit oxide Mineral Reserves of 2.7 Mt grading 2.22 g/t Au, containing 193,000 oz Au. RPA notes that this estimate is historical in nature, however, it is relevant because it shows a very good reconciliation with actual production.

In 1996, CVRD estimated underground sulphide Mineral Resources of 2.59 Mt grading 4.88 g/t Au, containing 405,000 oz of gold in the Measured and Indicated categories, and 1.19 Mt grading 4.01 g/t Au, containing 153,000 oz of gold in the Inferred Resource category. RPA did not review the assumptions, parameters, and methodology of the underground estimate. The estimate is historical in nature and should not be relied upon, and MRDM is not treating it as current Mineral Resources.

Cube Consulting Pty Ltd (Cube) prepared Mineral Resource and Mineral Reserve estimates for Carpathian in December 2014, which were updated by RPA to an effective date of September 30, 2015 (RPA, 2015). Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, were estimated to total 6.97 Mt at an average grade of 0.85 g/t Au, which equated to 190,000 oz of contained gold. An additional Inferred Mineral Resource was estimated to be approximately 8.56 Mt at an average grade of 1.51 g/t Au, which equated to 416,000 oz of contained gold. The Cube Proven and Probable Mineral Reserves were estimated to be 18.87 Mt grading 1.17 g/t Au containing approximately 711,000 oz of gold and were a combination of the open pit and the stockpiles (Cube, 2014a). The September 30, 2015 Mineral Resource and Mineral Reserve estimates are superseded by the current Mineral Resource and Mineral Reserve estimates in Sections 14 and 15 respectively of this Technical Report.

Past Production

CVRD began the open pit operation at the Ouro Fino deposit in 1989. Oxidized gold ore was mined and processed by cyanide heap leaching until 1997, when operations ceased. Production from the operation is summarized in Table 6-1.

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Table 6-1 Historical Production Summary - CVRD

Riacho dos Machados Mine

Year	Ore (000 t)	Grade (g/t Au)	Waste (000 t)	Strip Ratio W:O	Contained Au (000 oz)	Produced Au (000 oz)	Process Recovery (%)
1989	12	2.46	2	0.13	1	0	-
1990	334	1.89	321	0.96	20	14	71
1991	506	2.12	963	1.9	34	28	80
1992	517	1.93	1,175	2.27	32	27	83
1993	628	1.98	1,593	2.54	40	31	77
1994	568	1.68	1,378	2.43	31	26	84
1995	362	1.68	961	2.65	20	16	84
1996	294	1.88	487	1.66	18	13	72
1997	0	-	-	-		1	-
Total	3,220	1.89	6,879	2.14	196	155	79

Carpathian acquired the Mine on October 30, 2008, completed a Feasibility Study (FS), and began production in March 2014. A summary of production since the construction of the new process plant in 2014 is shown in Table 6-2.

Table 6-2 2014-2017 Production - Carpathian and Brio

Riacho dos Machados Mine

Year	Mined Ore Tonnes (000 t)	Process Tonnes (000 t)	Process Grade (g/t Au)	Recovery (%)	Metallurgical Au (oz)	Shipped Au (oz)
2014	2,191	1,422	1.22	86	47,897	47,964
2015	1,493	1,027	1.34	83	36,739	39,921
2016	1,055	850	1.39	77	31,714	31,885
2017	1,724	1,253	1.25	86	43,116	42,685
January to May 2018	777	887	1.15	84	27,453	26,383
Project to Date Totals	7,240	5,439	1.26	84	186,919	188,838

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7 Geological Setting and Mineralization

The description of the Geological Setting and Mineralization, and references therein, is taken largely from Tecnomin (2011).

Regional Geology

The Mine occurs in the north-south trending Araçuaí Fold-Thrust Belt along the eastern margin of the São Francisco Craton, a major Archean-age basement block which underlies more than one million square kilometres in eastern Brazil. The Araçuaí Fold Belt is 15 km to 45 km wide and consists of a series of late Archean to late Proterozoic metavolcanic and metasedimentary rocks which were deposited in a broad intracontinental to oceanic rift-type basin that existed between the São Francisco Craton and the Congo Craton (now part of Africa). Subsequent closure of this rift basin by prolonged continental collision strongly deformed the rock strata and the units were metamorphosed, folded, intruded, and thrust westward against the São Francisco Craton during the late-Proterozoic Brasiliano orogeny. Mineralization along the Araçuaí Fold Belt is thought to be the result of hydrothermal fluids generated by syntectonic igneous and metamorphic activity.

Immediately east of the Araçuaí Fold Belt occurs a north-south trending, 300 km long structural window cored by Archean-aged migmatites (Porteirinha Complex) and flanked by apparent décollement (basal detachment) structures and Proterozoic supracrustal sequences (Espinhaço and São Francisco Supergroups) forming a regional antiformal structure. This structural window has been termed the Guanambi-Corretina Block by Barbosa (1996) or the Porteirinha Complex by DOCEGEO (1994). At the Mine, basement gneissic-granitic rocks are interpreted to be overthrust westward onto the supracrustal rocks of the Riacho dos Machados group (RMG) as part of the Brasiliano-Pan-African event. The tectonic superposition of basement rocks over supracrustal sequences is described along the entire eastern border of the São Francisco Craton with mineral occurrences known along this lineament.

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Regional Lithology

The major Precambrian rock sequences included in the Araçuaí Fold Belt, in order of oldest to youngest, are as follows.

PORTEIRINHA COMPLEX (CÓrrego do Cedro metamorphic complex)

The Porteirinha Complex is an Archean age granite-gneiss and migmatite basement complex, which includes minor mafic metavolcanics intercalations and has tight north-south folding; part of a poorly understood tectonic block immediately east of the São Francisco Craton.

RIACHO DOS MACHADOS GROUP

The RMG is a Late Archean to Early Proterozoic age, strongly metamorphosed volcanic-sedimentary rock sequence comprised of mafic to ultramafic rocks with mica schist and quartz-feldspar schist. This sequence contains a local rock sequence, the Ouro Fino Sequence, which is the principal host for gold deposits at the Mine. The RMG is highly sheared and exhibits sheared contacts.

The protoliths for the RMG are interpreted predominantly as metasedimentary (metapelite), metavolcanic, and undifferentiated metavolcano-sedimentary units. The metasedimentary unit is dominated by pelitic schists (quartz-biotite) with variable portions of plagioclase, garnet, staurolite, and kyanite. Quartzofeldspathic schists occur in subordinate proportions and are composed essentially of plagioclase, quartz, phlogopite, and microcline; according to Fonseca (1993) this lithology type corresponds to a metamorphosed volcaniclastic rock. The undifferentiated metavolcano-sedimentary unit consists of intercalated metasedimentary and metavolcanic rocks in the form of titanite-bearing amphibolites and chlorite-talc-tremolite - garnet-biotite-chlorite and carbonate-serpentine-chlorite-tremolite schists. Fine-grained amphibolites and mafic/ultramafic schists are also intercalated with the metapelites and shearing has produced schistose rocks predominantly composed of chlorite and muscovite.

PACIENCIA INTRUSIVE SUITE

This suite consists of early to Middle Proterozoic age bodies of granite, quartz monzonite, quartz diorite, diorite, and gabbro which intrude the Riacho do Machados sequence. Intrusive activity was syn-tectonic to late tectonic.

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ESPINHAÇO SUPERGROUP

This comprises a thick supracrustal sequence of Middle Proterozoic age, moderately metamorphosed sedimentary-volcanic rocks, mainly sericitic quartzite, phyllite, conglomerate, and schistose felsic volcaniclastic rocks.

SALINAS, MACAÚBAS AND BAMBUÍ GROUPS

These groups comprise sequences of Late Proterozoic age, weakly metamorphosed sedimentary rocks, including slates, meta-siltstones, phyllites, meta-arenites, quartzite (locally iron rich), and greenstone.

Regional Structural Geology

The supracrustal late-Archean to early-Proterozoic rocks of the RMG are hosted within the Córrego do Cedro Archean gneissic-dome complex. The RMG rocks are found in north-south elongated belts up to six kilometres long within the gneissic basement, the belts being generally parallel to strike of the Araçuaí Fold Belt. The mica schists of the RMG, which host the gold mineralization, exhibit well-developed planar foliation and thrust fault-related mylonitic shear fabrics which strike N20°E and dip 35° to 45° to the southeast. Generally, lithological contacts are parallel to thrust faults which juxtapose schists, gneisses, and granitic rocks. The shear zones and thrust faults are silicified, sericitized, and sulphidized. Gold mineralization occurs as distinct tabular zones concordant with metamorphic and shear foliation. The mineralized zone at the mine site has a known continuous strike extent of 2,000 m. Geologic mapping and a linear arsenic-in-soil anomaly indicate that mineralization extends northward from the Mine for a further 10 km along strike.

Three major thermal-tectonic events are recognized in the area: Archean, Middle Proterozoic (Transamazonic), and Late Proterozoic (Brasiliano). The oldest event is related to migmatization of the gneissic basement rocks (Porteirinha Complex). The second event possibly resulted in the structural deformation of the RMG. The third event resulted in thin-skinned décollement tectonics and development of the west-verging Araçuaí fold-thrust belt.

The regional geology is illustrated in Figure 7-1.

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Figure 7-1 Regional Geology

43°30'0"W
43°0'0"W
N
RIO PARDO
PORTEIRINHA
JANAUBA
RIACHO DOS MACHADOS MINE
RIACHO DOS MACHADOS
16°0'0"S
FRANCISCO SA
BARROCÃO
16°30'0"S
BOTUMIRIM
17°0'0"S
ITACAMBIRA
TERRA BRANCA
MINAS NOVA
43°0'0"W
Legend:
Mineral Rights
UPPER PROTEROZOIC
Bambui Group
Argillaceous and Carbonatic Sediments
Macaubas Group
Phyllite, Quartzite, Metadiamictite BIF (ff)
Salinas Group
Micaschist
MIDDLE PROTEROZOIC
Espinhaco Group
Quartzite, Conglomerates, Phyllite
LOWER PROTEROZOIC / ARCHEAN
Riacho dos Machados Group
Metavolcanics & Metasediments
ARCHEAN BASEMENT
Porteirinha Group
Gneiss, Granite, Migmatite
INTRUSIVE ROCKS
Granite
Mafic
Geologic Contact
Structural Lineament
Thrust Fault
Roads
Towns
0 10 20 30 40
Kilometres

Figure 7-1

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Regional Geology

March 2020 **Source: Carpathian Gold Inc., 2015.**

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Local Geology

In the local area, the following lithostratigraphic units occur, from oldest to youngest:

•	Middle Archean basal migmatite gneiss of the Porteirinha complex with associated bodies of basic rock.

•	Late-Archean metavolcano-sedimentary rocks of the RMG, which host gold mineralization.

•	Early Proterozoic granite of the syn- to late deformation Pacienca Intrusive suite that may cut part of the RMG.

•	Late-Proterozoic supracrustal rocks of the Macaúbas Group outcropping west of the mineralized areas, consisting of meta-diamictites, quartzites, and phyllitic meta-siltstones.

The local geology is shown in Figure 7-2.

Property Geology

The main lithological units on the property are described as follows.

Biotite (quartz-oligoclase-sericite) schist with staurolite and garnet

This is a medium to coarse-banded unit consisting of chloritized biotite (25% to 30% including 5% to 15% muscovite), moderately to strongly sericitized oligoclase (15% to 30%), and quartz (35% to 40%). Staurolite and garnet occur in separate bands. The staurolite clasts (up to one centimetre or more in size) are moderately to strongly sericitized and occasionally chloritized. Other accessory minerals include tourmaline, rutile, apatite, ilmenite, and epidote, with rare zircon and carbonate crystals. Petrographic studies suggest the protolith (original rock) for this unit was a pelitic sedimentary rock.

Quartz-feldspar schist

This unit has a more restricted occurrence than the other units in the central-north portion of the area. It consists of quartz, sericitized, and kaolinized oligoclase (40% to 47%), phlogopite mica (2% to 8%), microcline (3% to 5%), and muscovite (altered from phlogopite). The schist is grey (white when weathered) and has sparse fine-grained porphyroclastic texture within a moderate to well-developed mylonitic foliation. The protolith is considered to have been a felsic volcaniclastic rock.

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Quartz-muscovite schist

This unit is the principal host for the gold mineralization at the Mine. The rock is white to clear greenish in colour (yellowish-white when weathered) and consists predominantly of quartz and muscovite. Chlorite is also present in variable amounts, together with small amounts of siderite or calcite and up to 5% sulphide minerals occurring as pyrrhotite, pyrite, arsenopyrite, and rare chalcopyrite and sphalerite. Quartz-muscovite schist is potassically altered biotite schist or quartz-feldspar schist which formed in hydrothermally altered shear zones.

Quartz-sericite/muscovite-biotite/chlorite schist

This is likely a transitional lithologic unit formed from the partial hydrothermal alteration of the biotite schist and quartz-feldspar schist units. Contacts with the other units are gradational.

The distribution of the above lithologies and their subtypes are illustrated in Figure 7-3. Figure 7-4 shows a geological cross section from the Mine.

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Figure 7-2 Local Geology

695000
697500
700000
702500
705000
707500
710000
N
Pit Outline
Riacho dos Machados
0 1 2 3 4 5
Kilometres
Legend:
Mineral Rights
Mining Concession
Application for Mining Concession
Exploration Permit
Final Report Submission
Cenozoic
Lateritic-Detritic Cover
Neo-proterozoic
Quartzites, metadiamictites, phyllite
Paleo-proterozoic/Archean
Riacho dos Machados Group
Metavolcanic Unit- Qz-ep-feldsp-anf schist, qz-chl schist, talc schist, serpentinites
Metasediments Unit - qz-feldsp schist, qz-gr-st-bio schist, qz-ser schist, iron formation
Undivided Unit - Metasediment and metavolcanic rocks
Intrusive
Paciencia Intrusive Suite - Monzonites, diorites, gabro, granites
Porteirinha Group
Pedra do Urubu - Granite affinity without bands
Corrego do Cedro - Gneiss and migmatites

Figure 7-2

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Local Geology

March 2020

Source: Carpathian Gold Inc., 2015.

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Figure 7-3 Property Geology

698,600
698,800
699,000
699,200
699,400
699,600
699,800
8,224,400
8,224,200
8,224,000
8,223,800
8,223,600
8,223,400
8,223,200
8,223,000
N
Lithology:
Mineralized Halo
Chlorite-Biotite Schist
Chlorite-Muscovite Schist
Quartz-Muscovite Schist
Lithology
Quartz-Feldspar Schist
Granite
Clastic Dike
Quartz Veins
Biotite Schist
Legend:
Structural Lineaments
Normal Ruptile Fault
Inferred Fault
Reverse Shear Zone
Dextral Normal Shear Zone
Sinistral Shear Zone
0 100 200 300 400
Metres
March 2020
Source: Leagold, 2018.

Figure 7-3

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Property Geology

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Figure 7-4 10600N Geological Cross Section

Looking North-East
2014 Topography
900RL
800RL
700RL
600RL
5000E
5100E
5200E
5300E
5400E
F53RM
FD11RM
FD15RM
FRM-20
FRM-120
FRM-41
FRM-48
83m
95m
147m
171m
239m
Ultimate Pit Outline
Legend:
Quartz-Muscovite Schist
Chlorite-Muscovite Schist
Quartz-Feldspar Schist
Staurolite-Garnet-Biotite Schist
0
50
100
150
200
Metres

Figure 7-4

Riacho dos Machados Gold Mine

Minas Gerais State, Brazil

North-East Geological Cross Section

March 2020

Source: Carpathian Gold Inc., 2015.

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Mineralization

The principal host for the gold mineralization is the quartz-muscovite schist of the RMG, a hydrothermal alteration product formed along a district-scale shear zone. This shear zone extends almost 30 km in a N20°E strike direction, dipping 40° to 45° east. In the mineralized zone, the regional amphibolite facies mineral assemblage is progressively retrograde metamorphosed to a greenschist facies assemblage. In detail, the gold mineralization occurs as “stacked” tabular horizons that are generally concordant with the overall shear zone and associated foliation. Stacked footwall and hanging wall zones are typically separated by three metres to ten metres of unmineralized rock. Continuity of the overall zone along strike and at depth is good with gold mineralization occurring continuously over a 2,000 m strike length and up to 1,000 m down dip.

Gold grades in the mineralized zone are closely related to sulphide content, especially arsenopyrite. Gold occurs as microscopic native-gold grains which are typically finer than 400 mesh (37 microns) in size. The gold grains occur interstitial to quartz grains, muscovite grains, and sulphide grains, and also as inclusions in arsenopyrite, and less commonly in pyrrhotite, quartz-veinlets, tourmaline, and pyrite.

The following minerals and features, listed from high to low importance, are noted as indicators of gold mineralization:

•	Arsenopyrite (both anhedral grains and euhedral needles)
•	Pyrrhotite
•	Abundant quartz veinlets (sheared into foliation plane)
•	Pyrite
•	Crenulation folding
•	Tourmaline veins (fine-grained massive intergrown)

The arsenic content of the mineralization is quite high with an average of approximately 4,000 ppm As for samples greater than 1.0 g/t Au. Silver content is very low with the average Ag/Au ratio of 0.5:1.0 for samples with a gold concentration of greater than 1.0 g/t Au. Antimony, copper, lead, and zinc are not commonly anomalous.

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The gold mineralization is closely related to the structural fabric. The mineralizing fluid probably channeled upward in the thrust-related shear zones with minor or local lateral escape into intersecting shear zones. Brittle deformation at the Riacho dos Machados deposit is limited to poorly defined cross-faults which may have anomalous geochemistry but do not host gold mineralization.

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8 Deposit Types

The Riacho dos Machados deposit is considered to be a classic mesothermal orogenic gold deposit in a sheared and deformed Archean to Proterozoic age greenstone belt sequence comprised of metamorphosed volcanic-sedimentary rock units intruded by slightly younger syn-tectonic or post-tectonic igneous bodies.

Orogenic gold deposits are formed during compressional to transpressional deformation processes at convergent plate margins in accretionary or collisional orogens. The single most consistent characteristic of these types of deposit is their association with deformed metamorphic terrains.

The deposit is classified as mesothermal as it likely formed under relatively high temperature at considerable depth in the earth’s crust by hydrothermal processes associated with regional metamorphism. Deposits of this type may have great vertical extents (down-plunge) of two kilometres or more. In many deposits, the gold occurs in fissure veins, veinlets, stockworks, and altered wall rock.

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9 Exploration

Neither Leagold nor Equinox Gold has carried out any exploration at the Mine as of the date of this report.

Exploration by previous operators is documented in reports by RPA (2016, 2017) and by Cube (2014).

From October 2017 through December 2017, Brio conducted a 12 hole drilling program to explore the underground depth and mining potential of the deposit and better define design pit boundaries. This drilling is described in Section 10.

Exploration Potential

Riacho dos Machados remains the principal deposit in the district, and offers expansion potential along trend to the north and to the south. The strength of mineralization, however, appears to be decreasing along strike. Additional potential continues down dip where the mineralization is a target for potential underground mining. That mineralization has been intersected by widely spaced drill holes. Further drilling in this area could potentially result in significant additional Mineral Resources.

In addition to exploration potential in the immediate vicinity of the Mine, there is a 30 km trend of mineralization that has not been comprehensively drill tested and, in RPA’s opinion, has moderate to good potential to discover additional mineralization. The best results to date at targets located within this trend are shown in Figure 9-1.

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Figure 9-1 Exploration Targets

695000
697500
700000
702500
705000
707500
710000
N
Drill Hole:
10 g/t Au @ 3.5 m
Trenches:
27 g/t Au @ 1 m
Riacho dos Machados
Drill Hole:
4.11 g/t Au @ 11 m
Drill Hole:
2.09 g/t Au @ 7 m
Drill Hole:
1.17 g/t Au @ 2 m
Trenches:
0.5 g/t Au @ 5.5 m
0 1 2 3 4 5
Kilometres

Legend:

Cenozoic

Lateritic-Detritic Cover

Neo-proterozoic

Quartzites, metadiamictites, phyllite

Paleo-proterozoic/Archean

Riacho dos Machados Group

Metavolcanic Unit- Qz-ep-feldsp-anf schist, qz-chl schist, talc schist, serpentinites

Metasediments Unit - qz-feldsp schist, qz-gr-st-bio schist, qz-ser schist, iron formation

Undivided Unit - Metasediment and metavolcanic rocks

Intrusive

Paciencia Intrusive Suite - Monzonites, diorites, gabro, granites

Porteirinha Group

Pedra do Urubu - Granite affinity without bands

Corrego do Cedro - Gneiss and migmatites

Source: Base Map; Carpathian Gold Inc., 2015. Modified by RPA, 2017.

Figure 9-1

Riacho dos Machados Gold Mine

Minas Gerais State, Brazil

Exploration Targets

March 2020

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10 Drilling

Drilling in the Mine area has been conducted in phases by several companies since 1987. The drilling included DD and RC drilling as summarized in Table 10-1 and hole locations are shown in Figure 10-1.

Table 10-1 Drilling Summary

Riacho dos Machados Gold Mine

Year	Company	Drilling Type	Holes	Metres
1987	DOCEGEO (CVRD)	DD	30	2,091
1988	DOCEGEO (CVRD)	DD	41	3,367
1989	DOCEGEO (CVRD)	DD	23	3,502
1990	DOCEGEO (CVRD)	DD	26	4,164
1991	DOCEGEO (CVRD)	DD	20	3,677
1992	DOCEGEO (CVRD)	DD	1	407
1993	CVRD	DD	6	471
		RC	179	7,430
1994	CVRD	DD	17	2,891
		DD_UG	64	2,348
1995	CVRD	DD	8	6,020
2008	CARPATHIAN	DD	64	11,277
2009	CARPATHIAN	DD	29	3,684
		RC	59	4,646
		RC+DD	65	12,296
2010	CARPATHIAN	DD	85	11,648
2012	CARPATHIAN	DD	81	5,720
2016	Brio	DD	29	2,033
		RC	105	3,957
2017	Brio	DD	12	3,724
Total			944	95,353

No drilling has been completed at the Mine by Leagold.

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Figure 10-1 Drill Hole Location Map

Plan View
8225000 N
8224500 N
8224000 N
8222000 N
696500 E
697000 E
697500 E
698000 E
698500 E
699000 E
N
Drill Hole Trace
Isometric View
Looking North-East
1000 L
800 L
600 L
400 L
200 L
0 L
500 Metres
698500 E
699000 E
699500 E
700000 E
Legend:
2017 DD Drilling
Legacy Drilling
0
250
500
750
1000
Metres
March 2020
Source: RPA, 2018.

Figure 10-1

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Drill Hole Location Map

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Brio Drilling 2016 and 2017

During 2016, Brio drilled a total of 134 holes (29 DD and 105 RC) for a total of 5,990 m. DD holes were collared with HQ size core (76 mm diameter) in the saprolite and weathered rock and reduced to NQ size core (54 mm diameter) after the drill hole intercepted fresh rock. The DD contractor was Servitec Sondagem Geológica. The drilling contract specified that holes must not deviate more than 5% (0 m to 300 m) and 8% (300 m to 600 m). Further, core recovery was stipulated to be 95% or better in mineralized intervals. Drill holes were downhole surveyed with a Reflex Maxibor device. Collar surveys were performed by the resident mine survey team.

RC drilling was carried out using MRDM’s drilling rig. MRDM owns an Atlas Copco flexiROC D65 drill rig which currently has a 140 mm (5.75 in) hammer.

Between October 2017 and December 2017, Brio conducted a small resource definition drilling program designed primarily to increase the confidence in grade continuity of the underground Mineral Resources and better define the design pit boundaries. The 2017 program included 3,724 m of core drilled in 12 holes and was incorporated in the current Mineral Resource update.

Sampling Method and Approach

Historic drilling sampling by CVRD and Carpathian is described by RPA (2015) and by Cube (2014) in their respective Technical Reports. The more recent drilling by Brio is described below.

Brio

Core from all of Brio’s 2016 and 2017 drill programs was split in half lengthwise with a hand-held blade in soft weathered material and a diamond saw in fresh rock. One half-core sample from each one metre sample interval was bagged and sent for sample preparation and assay analysis. Typically, sample intervals were one metre in length. The remaining half-core was returned to the core box, a plywood cover was nailed on the box, and the box was stored in a covered core storage facility for future reference.

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For RC sampling, MRDM geologists supervised all of the sampling undertaken. RC samples were taken on one metre intervals. Samples were collected at the discharge cyclone and then passed through a three-tier Jones Riffle Splitter before a split was collected into a pre-labelled sample bag. The cyclone and splitter were cleaned after each sample, between each rod change, and between holes. The samples collected from each hole were arranged sequentially and transported to the sample room at the MRDM camp for preparation.

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11 Sample Preparation, Analyses and Security

Sample Preparation and Analysis

MRDM used independent and internationally recognized laboratories for sample preparation and analysis of core samples. RC samples were prepared and analyzed at the Mine laboratory.

The primary laboratory used for the core samples was ALS Brasil Ltda. (ALS). Samples were prepared in Vespasiano, Brazil (near Belo Horizonte). After sample preparation, pulp samples were transferred to the ALS facility in Lima, Peru for fire assay. ALS is ISO 9001:2000 and ISO 17025:2005 accredited. The assay method was a 50 g fire assay having code AA24 with a detection limit of 0.005 ppm Au.

Sample preparation and analytical procedures were similar for both the ALS and the Mine laboratories:

•	Drying and weighing of whole sample
•	Crushing of sample to 90% <2 mm
•	Sample homogenization and splitting to a one kilogram sub-sample
•	Pulverization to 95% <106 µm
•	50 g fire assay and analysis by atomic absorption spectroscopy (AAS)

Sample Security

Samples are collected by a trained sampler under the supervision of a technician or a geologist, with all quality assurance/quality control (QA/QC) samples inserted within a sequential numbered sequence and recorded.

Prior to trucking to the laboratory, samples are stored in a secure locked room at the Mine site. The samples are shipped by truck directly to the laboratory in Belo Horizonte using a professional trucking contractor. After arriving at the laboratory, the samples are checked in with the submission sheet, and each sample is weighed and receives a new code and barcode label. If any problem is identified with the samples, the laboratory calls the site geologists for clarification on the discrepancies. The sample rejects are stored in the laboratory and are returned to the site in the next available transport.

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RPA finds that the sampling methods, chain of custody procedures, and analytical techniques are appropriate and meet acceptable industry standards. In RPA’s opinion, the sample preparation, analysis, and security procedures at MRDM are adequate for use in the estimation of Mineral Resources.

Quality Assurance/Quality Control

The QA/QC program used in the MRDM 2017 drilling campaign included the insertion of Certified Reference Material (CRM), blanks, and duplicates into the sample stream at the frequency summarized in Table 11-1. A total of 261 QA/QC samples were submitted during the 2017 drilling program. RPA reviewed the protocols set in place in the event that any of the blanks, CRMs, duplicates or check pulps return a failed assay. On a monthly basis, MRDM reviews the results and requests all failed samples to be rerun by the laboratories. In RPA’s opinion the protocols set in place by MRDM are of industry standards and are sufficient to produce a resource model.

Table 11-1 QA/QC Sample Insertion Rate

Riacho dos Machados Gold Mine

Number of Assays	QA/QC Sample	Insertion Rate (%)	Number of QA/QC Samples
2207	CRM	4%	78
	Blank	4%	79
	Preparation Duplicate	5%	104

Certified Reference Material

CRM samples are materials of known gold content used to check and quantify the analytical accuracy of laboratories. There were seven types of gold CRMs used by Brio, all of which were purchased from Geostats Pty Ltd (Geostats), O'Connor, Western Australia, Australia. Each has a known, certified gold content as determined by extensive round-robin assaying at accredited assay laboratories, as described on the Geostats website (http://www.geostats.com.au/crm_overview.php). The variation from the CRM’s mean value in standard deviations (SD) defines the QA/QC variance and is used to determine acceptability of the CRM sample assay. Results within +/- 2 standard deviations (±2SD) are considered acceptable. The certified values, acceptable ranges for analyses, and other statistics for the CRMs are presented in Table 11-2. Approximately 150 g of sample material is submitted per QA/QC sample.

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Table 11-2 Certified Reference Materials

Riacho dos Machados Gold Mine

Certified Reference Material	Certified Au Content (ppm)	Standard Deviation (ppm)	Acceptable Range (g/t) (±2SD)		Provider
G311-3	0.27	0.02	0.23	0.31	1*
G310-4	0.43	0.03	0.37	0.49	1*
G398-2	0.50	0.04	0.42	0.58	1*
G912-8	0.53	0.02	0.49	0.57	1*
G909-6	0.57	0.03	0.51	0.63	1*
G915-6	0.67	0.04	0.59	0.75	1*
G910-10	0.97	0.04	0.89	1.05	1*
G315-2	0.98	0.04	0.9	1.06	1*
G313-1	1.00	0.05	0.9	1.1	1*
G909-1	1.02	0.06	0.9	1.14	1*
G312-5	1.60	0.08	1.44	1.76	1*
G910-6	3.09	0.13	2.83	3.35	1*
G310-9	3.29	0.14	3.01	3.57	1*
G312-4	5.30	0.22	4.86	5.74	2**
Quartz 403/002P				<0.025***

* GEOSTATS PTY LTD, O'Connor, WA, Australia
** QUÍMICA BRASILEIRA LTDA, Belo Horizonte, Brazil
*** 5x lower detection limit used as pass/fail

There is a good correlation between the CRMs used and the average economic metal concentration in the drill samples. Approximately 2% of the assays contain gold concentrations greater than the highest in the CRM suite (5.30 g/t Au).

The gold analyses returned from the ALS and Mine laboratories for the CRMs submitted with the drill samples indicate good to excellent accuracy for the fire assay data. The analytical bias, excluding rarely used CRMs not having statistically valid populations, ranges from -1% to -3%, averaging approximately -2% overall. Notably, the bias is negative, suggesting a slight under-estimation of actual gold values. At the ALS laboratory, only one CRM result was outside of the acceptable range (±2SD). At the Mine laboratory, no CRMs returned values outside of the acceptable range, indicating good precision in their analyses. The precision and performance over time of the laboratories are displayed graphically in Figures 11-1 and 11-2.

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Figure 11-1 CRM Results over Time for the 2017 Diamond Core Drill Program (ALS)

Notes: “zScore” on the vertical axis is a normalization of the Standard Deviation (1SD = 1 zScore unit), allowing results for different standards to be plotted on the same chart.

Source: MRDM (2018)

Figure 11-2 CRM Results over Time for the 2017 Diamond Core Drill Program (MRDM)

Notes: “zScore” on the vertical axis is a normalization of the Standard Deviation (1SD = 1 zScore unit), allowing results for different standards to be plotted on the same chart.

Source: MRDM (2018)

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After reviewing the CRM control charts for the DD and RC sample analysis programs, RPA is of the opinion that the results display acceptable accuracy and precision.

Blanks

MRDM submitted pulp blanks and coarse blanks (barren samples) into the sample stream to check for potential laboratory contamination, drift, or tampering. The detection limit was 0.005 g/t Au at ALS and 0.04 g/t Au at the Mine laboratory. A failure was defined as greater than 0.08 g/t Au.

In processing and analyzing the blank standard for gold, the ALS and MRDM laboratories performed very well. Of the 79 blanks analyzed, only one sample reported results above the lower detection limit for gold, and the highest gold value reported was 0.028 g/t Au. Details of the performance of blanks from the ALS and MRDM laboratories are provided in Figures 11-3 and 11-4 respectively.

Figure 11-3 Coarse Blanks Submitted with Core Samples (ALS)

Source: MRDM (2018)

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Figure 11-4 Coarse Blanks Submitted with Core Samples (MRDM)

Source: MRDM (2018)

Duplicate Samples

Field duplicates were prepared for insertion into the sample stream to monitor sample homogeneity and laboratory precision. Field duplicates were taken by preparing two quarter-split samples from one sample interval and sending to both ALS and MRDM laboratories for analysis. Preparation duplicates were prepared by producing two pulps from the drill core sample after it has been crushed to less than 2 mm. Comparing the results from the preparation duplicate pair gives an indication of the efficacy of the sample preparation procedure for producing a representative sample for analysis. The duplicate samples are compared by computing the Absolute Relative Difference between the two analyses from each pair and by preparing scatter plots and histograms. Absolute Relative Difference is the absolute value of the difference in the two analyses, divided by the average of the two analyses, and expressed as a percent.

Field duplicate assays show moderate variability between the two quarter-split samples. Over 20% of the pairs show more than 30% variation in returned gold grade. These results demonstrate the amount of natural heterogeneity on the scale of quarter-split core, and indicate that while the splitting and sampling are generally reliable, that there is some natural heterogeneity on the scale of a quartered drill core sample. The results are provided graphically in Tables 11-3 and 11-4 and Figures 11-5 and 11-6.

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Table 11-3 Field Duplicates (ALS)

Riacho dos Machados Gold Mine

Field Duplicates - ALS Global Laboratory
Total Samples	Average Results (Au ppm)		Total Failures	% Failures	Relative Variance	Relative Standard Deviation (%)	Max. Orig Au (ppm)	Max. Dup Au (ppm)
	Original	Duplicates
104	0.3611	0.3034	21	20.19%	0.1392	37.31%	14.00	14.50

Figure 11-5 Drill Core Field Duplicate Au Assays (ALS)

Source: MRDM (2018)

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Table 11-4 Field Duplicates (MRDM)

Riacho dos Machados Gold Mine

Field Duplicates - MRDM Laboratory
Total Samples	Average Results (Au ppm)		Total Failures	% Failures	Relative Variance	Relative Standard Deviation (%)	Max. Orig Au (ppm)	Max. Dup Au (ppm)
	Original	Duplicates
69	0.0241	0.0251	2	2.90%	0.0446	21.12%	0.23	0.21

Figure 11-6 Drill Core Field duplicate Au Assays (MRDM)

Source: MRDM (2018)

In RPA’s opinion, the relative difference histograms and scatter plots demonstrate reasonable precision between the duplicate analyses, especially considering that the split is taken of crushed material prior to pulverization.

Security

The mine site is surrounded by a security fence, and it has controlled access at a gate house manned by full time security personnel.

At the drill site, samples were under the control of MRDM employees and employees of the drilling company. Sample handling procedures at the drill rig were as described in the section Drilling and Logging Procedures in this report. Samples were delivered daily by drilling company personnel to the sample processing facility at the mine site and turned over to MRDM personnel. Only employees of MRDM and of the drilling contractor were authorized to be at the drill sites and in the sample processing facility. Core was stored within two purpose-built core sheds on-site, both of which are locked at night.

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After logging and sampling, the samples were prepared for shipment to ALS Chemex in Vespasiano, Minas Gerais, Brazil. The samples were placed in large plastic shipping sacks, accompanied by documentation of the batch and samples, loaded onto a truck owned and driven by a locally-based transport company, and driven to the laboratory. Samples were under constant supervision during transport.

ALS Chemex places a large emphasis on confidentiality and data security. Industry standard Chain of Custody and Work Order forms are used in sample transfers. Appropriate steps are taken to protect the integrity of samples at all processing stages. After the completion of analyses, data are sent securely via electronic transmission to MRDM, accompanied by signed Assay Certificates. After sample analyses are complete, pulp and reject materials are returned to the RDM site by the sample shipping contractor and stored in the core sheds.

In RPA’s opinion, sample preparation, analysis, and the security and confidentially protocols as designed and implemented by MRDM are adequate and generally completed to industry standards and are suitable for use in a Mineral Resource estimate.

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12 Data Verification

RPA reviewed and verified the resource database used to estimate the Mineral Resources for the Riacho dos Machados deposit. The verification included a review of the QA/QC methods and results, comparison of the database assay table against assay certificates, standard database validation tests, and a site visit. The review of the QA/QC program and results is presented in Section 11 of this report.

RPA performed the following digital queries:

•	Header table: searched for incorrect or duplicate collar coordinates and duplicate hole IDs.

•	Survey table: searched for duplicate entries, survey points past the specified maximum depth in the collar table, and abnormal dips and azimuths.

•	Lithology: searched for duplicate entries, intervals past the specified maximum depth in the collar table, overlapping intervals, negative lengths, missing collar data, missing intervals, and incorrect logging codes.

•	Geochemical and assay table: searched for duplicate entries, sample intervals past the specified maximum depth, negative lengths, overlapping intervals, sampling lengths exceeding tolerance levels, missing collar data, missing intervals, and duplicated sample IDs.

•	The data were exported from Excel .csv files and imported into a Vulcan database.
○	The 2016 Vulcan database utilized a similar design as the Microsoft Access Resource database.
○	Quality control was completed in Excel, validation was completed in Vulcan.

Of the 944 drill holes in the database, 665 holes were used for the 2018 estimate. In RPA’s opinion, the resource database is reliable and appropriate to prepare a Mineral Resource estimate.

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13 Mineral Processing and Metallurgical Testing

Current Operation

The MRDM processing facilities have been operating since March 2014, however, at that time, construction of several components of the processing facilities had not yet been completed. Currently, some operating challenges remain due to a lack of power availability and a temporary water shortage. They are:

•	The planned power line was not initially constructed, so the plant continues to operate using power generated by diesel generators. The available power restricts the charge in the ball mill to 22%, which makes it impossible to achieve the target grind size (i.e., 80% passing 54 µm) at the design tonnage of the plant (i.e., 7,000 tpd). The power line is currently under construction, and is anticipated to be commissioned by the end of 2018. Following the completion of the power line, the throughput is planned to reach 7,000 tpd.

•	A new water storage facility was completed in 2017. Due to drought conditions in the region, there is not always sufficient water to sustain the operation. At the time of the 2018 site visit, the plant was operating and MRDM estimated that production could continue until approximately September. Operations were suspended in October and a restart is planned in late November.

Metallurgical Testing

The historical metallurgical testing is reported in detail in a previous NI 43-101 Technical Report (Tecnomin, 2011). A brief summary of the relevant test work is presented in this Technical Report.

Metallurgical test work was conducted in three phases. CVRD conducted testing on samples of sulphide ore at the time it was operating the mine. CVRD collected six bulk samples from an underground exploration gallery and completed cyanide leach tests at various grind sizes. The samples ranged in grade from 1.57 g/t Au to 4.78 g/t Au. Column leach tests showed average gold recovery of 67% for a minus 2 mm crush size. In bottle roll tests, the gold extraction averaged 81% at a grind size of 74 µm and the recovery increased with finer grind sizes. A significant observation was that the sulphide ores responded reasonably well to cyanide leaching.

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In 2008, SGS-Geosol Brazil (SGS) conducted test work using three composite samples from Areas III, IV, and V of the open pit. Cyanide leaching kinetics tests were conducted on a particle size of 80% passing (P80) of 75 µm. CIL tests were also conducted. The gold extraction ranged from 88.6% to 91.9% after 72 hours of leaching in the presence of activated carbon.

In 2010, G&T Metallurgical Services Ltd. (G&T) conducted tests on eleven samples that represented oxide, transition, and fresh (sulphide) ore taken from various areas of the pit at varying gold grades. The testing by G&T included grinding, leaching, cyanide destruction, and sedimentation test work in three series of leaching tests. The first series of tests were conducted using standard cyanide leach conditions. The second series of tests were conducted with lead nitrate added to the leaching tests, and the third series of leaching tests added both lead nitrate and activated carbon. Lead nitrate did not appear to improve the results. The average gold extraction was 91% after 72 hours of leaching at a particle size fraction of a P80 of 55 µm to 60 µm.

The test work showed that a target gold recovery of 90% can reasonably be achieved after 24 hours of leaching at a P80 of 55 µm.

One of the key observations determined during earlier test work that has a significant impact on the current operation, is that gold recovery is directly impacted by the particle size of the ore being leached (i.e., grind size). RPA completed an evaluation of the grind size versus recovery using all of the available data, which is summarized in Table 13-1.

Table 13-1 Size Recovery Data

Riacho dos Machados Mine

Size in Microns (µm) [mesh]	Au Recovery (%)
2,000 [10]	67
1,000 [18]	71
74 [200]	81
54 [270]	90

This data is a mixture of bottle roll test data for the finer particle sizes and column test data for the coarser particle sizes so it is not definitive, however, it is indicative of how the recovery increases as the grind size decreases.

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Production Data

RPA evaluated the MRDM production data. Due to ownership changes, there are inconsistencies in the historical data sets. RPA limited the data analysis to data available to the period May 2016 to May 2018. Additional historical production data is available in previous reports (RPA, 2015, 2017).

The mill production is summarized in Table 13-2.

Table 13-2 Mill Production Data

Riacho dos Machados Mine

Year	Mill (000 t)	Grade (g/t Au)	Recovery (% Au)	Produced (oz)
May to December 2016	850	1.39	77.39	31,714
2017	1,253	1.25	85.74	43,116
January to May 2018	887	1.15	83.84	27,453
Yamana/Brio Total	2,990	1.26	82.80	102,282

The monthly mill throughput and the recovery for May 2016 through May 2018 are shown in Figure 13-1.

Figure 13-1 Mill Monthly Production

The production for 2016 was severely limited due to a lack of processing water. Production was again impacted in 2017 when the water supply was depleted in August, September, October, and November. Based on discussions with MRDM personnel, operations were temporarily suspended in October 2018 due to a lack of processing water. Operations are expected to recommence in late November.

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Due to the erratic operation of the plant, it is difficult to determine whether there are any significant correlations with metallurgical data. As such, RPA has evaluated data for “typical” correlations in a CIL gold plant. Figure 13-2 compares the data for feed grade and gold recovery. No correlation is observed.

Figure 13-2 Gold Feed Grade vs. Gold Recovery

Previously, MRDM reported that its target grind size was 70% passing 54 µm. In 2015, it ranged from a low of 66% passing 54 µm to 74% passing 54 µm with a weighted average of 70% passing 54 µm. RPA estimated that this equates to a P80 of approximately 65 µm, which would result in a gold recovery of approximately 85%, based on the metallurgical test data. This observation is shown on the graph in Figure 13-3 as the “current” data point.

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Figure 13-3 Impact of Particle Size on Recovery

Since the Mine is an operating mine and the metallurgical review has relied on operating data, RPA has not evaluated whether the metallurgical samples are representative of the material or not. RPA is of the opinion that data generated from the operation is a valid means of assessing the metallurgical response of the ore.

RPA is not aware of any processing factors or deleterious elements that could have a significant effect on potential economic extraction.

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14 Mineral Resource Estimate

The Mineral Resources were estimated from a block model constructed by MRDM in May 2018 using the results of new drilling conducted by Brio during 2016-2017. RPA subsequently audited the model and found that it was reasonably prepared and provided a good representation of the geologic data. RPA has summarized the Mineral Resources in Table 14-1, based on the end of May 2018 topographic surface. The Mineral Resources in Table 14-1 are inclusive of the Mineral Reserves. This Mineral Resource estimate conforms to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions).

Table 14-1 Summary of Mineral Resources - May 31, 2018
Riacho dos Machados Mine

Category	Tonnage (000 t)	Au Grade (g/t)	Au Ounces (000 oz)
Open Pit Resources
Measured	3,195	0.77	79
Indicated	27,731	0.96	853
Measured + Indicated	30,926	0.94	932
Inferred	7	1.42	0.3

Underground Resources
Measured	0	0.00	0
Indicated	5,239	1.58	266
Measured + Indicated	5,239	1.58	266
Inferred	8,297	1.50	401

Stockpile Indicated Resources	3,137	0.61	62

Total Resources
Total Measured + Indicated	39,303	1.00	1,259
Total Inferred	8,305	1.50	401

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au.
4.	Underground Mineral Resources are reported at a cut-off grade of 1.0 g/t Au
5.	No minimum thickness was used in the resource estimation.
6.	Mineral Resources are estimated using a gold price of US$1,500/oz and constrained by a conceptual pit shell.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Totals may not add due to rounding.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 14-1

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RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

Resource Database

The resource model was prepared by MRDM as of May 2018 and all of the relevant files were transferred to RPA for an independent review and audit. RPA was supplied with the drill hole database at the Mine by MRDM in MS Excel format. The database included collar, downhole survey, assay, alteration, density, lithology, and geotechnical tables and is complete as of January 15, 2018. No additional drilling has been performed since this date. RPA was also supplied with MRDM’s lithology and grade envelopes developed in Leapfrog, and the block model for the geology and grades in comma delimited format, completed during January 2018 and February 2018, respectively.

The drill hole database was initially compiled into an MS Access drill hole database. The relevant contents of the database were downloaded to MS Excel files for transfer to RPA. The drill hole database used for the MRDM resource modelling included historic drilling by CVRD, Carpathian, and Brio. The CVRD and Carpathian drilling was predominantly core drilling, with limited RC holes. The RC drill holes were mostly shallow and, to a large extent, were above the current pit topography (mined out). The Brio drilling included both core and RC drilling, as discussed previously in the drilling and sampling sections, and as summarized in Table 14-2. Brio DD and RC holes are sampled at a nominal one-metre interval.

The drill hole database included data obtained by CVRD from an underground gallery and underground drilling in the South Pit area.

Table 14-2 Summary of MRDM Drill Hole Database - January 2018

Riacho dos Machados Mine

Drill Hole Type	Number of Holes	Length Drilled (m)	Number of Samples
RC	139	5,073	4,475
Core	526	74,029	37,188
Total	665	79,102	39,558

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 14-2

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The core recovery was determined for most of the drill holes, and was observed to have been generally within acceptable limits. Measured values ranged from a high of 100% to a low of 84%. The average recovery is greater than 90% for most domains and equal to 95% for the entire data set. The lowest recovery values are from near-surface oxidized material, most of which has been removed by prior mining activity.

The new, 2017 MRDM drilling was reviewed and validated by Leagold before it was used in the grade modelling. RPA subsequently conducted its own independent review of the drill hole database.

Based on the above and the verification steps undertaken by RPA (Section 12), RPA is of the opinion that the drill hole database is sufficiently reliable and appropriate for use in the estimation of Mineral Resources.

Geological Interpretation and Mineralization Wireframes

As a first step in the construction of the Mineral Resource block model, MRDM developed 3D wireframes for the deposit using Leapfrog software. Wireframes were prepared to delineate the principal geological and structural domains. These, in turn, were used in conjunction with the drill hole sample gold grades to delineate wireframes of the mineralized zones. The mineralized zones were then used for control during the subsequent grade modelling process.

Figure 14-1 is a longitudinal section view of the simplified geology of the Riacho dos Machados deposit and the low grade wireframe (greater than 0.1 g/t Au). It can be seen that, even with simplified geology, the geological units are complex and exhibit little continuity.

The mineralized zone wireframes or envelopes were defined at nominal drill hole sample cut-off grades of 0.1 g/t Au for lower-grade and 0.4 g/t Au for higher-grade domains. As a result, a lower-grade shell was delineated (Low Grade Zone), within which higher-grade shells were delineated. The geometry is such that one of the higher-grade shells is consistently present near the hanging wall of the lower-grade envelope (Hanging Wall Zone), with the other typically present near the footwall of the lower-grade envelope (Footwall Zone). Lower grade material is typically layered between these two higher-grade zones. In the central part of the pit, the higher-grade zones thicken to the north and to the south as the zones approach major cross faults. In this area, a third higher-grade zone (Central Zone) is layered between the Hanging Wall and Footwall Zones (Figure 14-2). No minimum thickness was used in the resource estimation.

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Below the current pit surface (May 31, 2018) almost all of the mineralization is considered sulphide. As such, MRDM did not require an oxide/sulphide 3D wireframe to be created. RPA finds this approach acceptable.

RPA inspected the wireframe models and notes that they appear to honor the logged lithology, and represent reasonable interpretations of the geology and grade distribution that are consistent with field observations. The boundaries of the deposit appear to be constrained to a reasonable distance from the nearest drill holes.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 14-4

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Figure 14-1 Longitudinal Section of Geology and Low Grade Wireframe

Looking Northeast
W
E
FRH333
FRH335
FRH337
FRH331
FRH340
Surface
Lithology:
Mineralized Halo
Chlorite-Biotite Schist
Chlorite-Muscovite Schist
Quartz-Muscovite Schist
Lithology
Granite
Quartz Feldspar Schist
Soil / Overburden
0 100 200 300
Metres
March 2020
Source: RPA, 2018.

Figure 14-1

Riacho dos Machados Gold Mine

Minas Gerais State, Brazil

Longitudinal Section of Geology and Low Grade Wireframes

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 14-5

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Figure 14-2 Cross Section Showing Grade Shells and Model Blocks

Looking North-East
Original Surface
Current Pit
Ultimate Pit
Crown Pillar
Central Zone
Hanging Wall Zone
Footwall Zone
Block Grades
Au (g/t):
< 0.30
0.30 - 0.60
0.60 - 1.00
> 1.00
0
50
100
150
200
Metres

Figure 14-2

Riacho dos Machados Gold Mine

Minas Gerais State, Brazil

Cross Section Showing Grade Shells and Model Blocks

March 2020

Source: RPA, 2018.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 14-6

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Statistical Analysis

Gold assays located inside the wireframe models were tagged with domain identifiers and exported for statistical analysis. A summary of the basic statistics of the gold assays for all drill holes is provided by mineralized domain in Table 14-3.

Table 14-3 Descriptive Statistics of Gold Assays (g/t Au)

Riacho dos Machados Mine

Zone Name	Variable Number	Count	Min (g/t)	Max (g/t)	Mean (g/t)	Variance	Stdev	CV
Low Grade Zone	1	10,142	0	56.9	0.27	1.10	1.02	3.75
Hanging Wall Zone	2	6,211	0	78.3	0.83	4.95	2.00	2.42
Footwall Zone	3	8,602	0	79.1	1.00	6.65	2.52	2.51
Central Zone	4	1,352	0	35.5	1.05	4.59	1.91	1.81
Total		26,307	0	79.1	0.76	4.05	2.01	2.65

Source: MRDM 2018

Note. Stdev - standard deviation, CV - coefficient of variation

Cumulative frequency plots of DD hole assays and RC drill holes are shown in Figure 14-3 (1.0=DD, 2.0=RC). It can be seen that the two distributions correlate relatively well.

Figure 14-3 Diamond Drilling vs. Reverse Circulation Distribution

Source: MRDM, 2018

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Capping of High Grade Assays

Where the assay distribution is skewed positively or approaches log normal, erratic high grade assay values can have a disproportionate effect on the average grade of a deposit. One method of treating these outliers to reduce their influence on the average grade is to cut or cap them at a specific grade level. In the absence of production data to calibrate the cutting level, inspection of the assay distribution can be used to estimate a “first pass” cutting level. Sample capping was evaluated for each of the four mineralized zones, including the Hanging Wall, Central, Footwall, and Low Grade Zones. A cumulative frequency plot for each grade zone is shown in Figure 14-4 (1=Low Grade, 2=Hanging Wall, 3=Footwall, and 4=Central).

Figure 14-4 Cumulative Frequency Plots for Each Grade Zone

Source: MRDM, 2018

The influence of outliers was assessed for each domain and involved:

•	Reviewing the grade histograms and the point at which the high grade tail of the distribution begins to break up

•	Reviewing the global influence after applying various top-cuts

•	Reviewing the spatial location of outliers

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Based on the evaluation of the outliers found in the upper end of the sample population distribution for each of the grade zones, MRDM capped the grades at an appropriate level. The highest grade samples in the distribution were considered outliers, which are deemed unrepresentative of the population distribution. The capping parameters are shown in Table 14-4.

Table 14-4 Capping Levels for Each Mineralized Domain

Riacho dos Machados Mine

Domain	Capped Grade (g/t Au)	No. of Samples Capped
Low Grade	20	6
Footwall	20	12
Hanging Wall	20	22
Central	20	3

Source: MRDM 2018

Table 14-5 shows the statistical results of the capping strategy used. From the table, it can be seen that the sample grades of the higher grade zones (Hanging Wall, Central, and Footwall) are only slightly reduced by the capping, while there is a much greater effect on the Low Grade Zone, as would be expected. After compositing the sample values to three-metre composites, the mean grades are still very similar to the original capped sample grades for each of the grade zones.

Table 14-5 Summary Statistics of Uncapped vs. CapPED Assays (g/t Au)

Riacho dos Machados Mine

	Low Grade Zone			Hanging Wall Zone			Footwall Zone			Central Zone
	Raw	Cap	Comp	Raw	Cap	Comp	Raw	Cap	Comp	Raw	Cap	Comp
Number of Samples	10,142	10,142	3,493	6,211	6,211	1,980	8,602	8,602	2,626	1,352	1,352	417
Min	0	0	0	0	0	0	0	0	0	0	0	0
Max	56.9	10	8.48	78.27	20	15.04	79.14	20	14.56	35.50	20	10.41
Mean	0.27	0.25	0.25	0.83	0.79	0.80	1.00	0.96	0.96	1.05	1.03	1.03
Variance	1.10	0.51	0.30	4.95	3.12	1.57	6.65	3.94	1.87	4.59	3.50	1.85
StDev	1.02	0.71	0.55	2.00	1.77	1.25	2.52	1.99	1.37	1.91	1.87	1.36
CV	3.75	2.84	2.19	2.42	2.22	1.58	2.51	2.07	1.43	1.81	1.82	1.32
Number of Caps	0	6		0	12		0	22		0	3

Source: MRDM 2018

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 14-9

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RPA considers that the grade capping procedure used by MRDM is appropriate for the style and nature of the gold mineralization at the Mine.

Treatment of Below Detection Samples

Samples that assayed below the detection limit were treated to better handle the influence of these samples in the subsequent compositing process. Negative or zero gold grades (below detection) were generally assigned a value of one half of the laboratory detection limit (i.e., 0.005 g/t Au detection were adjusted to 0.0025 g/t Au). In RPA’s opinion, this is a reasonable approach.

Composites

The composite lengths used for grade interpolation were chosen considering the predominant sample length, the minimum mining width, the style of mineralization, the width of domains, and the continuity of grade. The raw assay data contains samples that have irregular sample lengths. Sample lengths range from 0.01 m to 6.50 m within the wireframe models, with 85% of the samples taken on one-metre intervals (Figure 14-5). Given this distribution, and considering the width of the mineralized domains, MRDM chose to composite to a length of three metres. High assays were capped prior to compositing. These composites were then used in the subsequent grade modelling in the block model. RPA considers that the compositing approach is reasonable.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 14-10

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Figure 14-5 Histogram of Sample Lengths

Assays within the wireframe domains were composited starting at the first mineralized wireframe boundary from the collar and resetting at each new wireframe boundary. Table 14-6 shows the composite statistics by mineralized domain.

Table 14-6 Descriptive Statistics of Composite Grade Values (g/t Au) by Domain
Riacho dos Machados Mine

Zone Name	Variable Number	Count	Min (g/t)	Max (g/t)	Mean (g/t)	Variance	StDev	CV
Low Grade Zone	1	3,493	0	8.5	0.25	0.30	0.55	2.19
Hanging Wall Zone	2	1,980	0	15.0	0.80	1.57	1.25	1.58
Footwall Zone	3	2,626	0	14.6	0.96	1.87	1.37	1.43
Central Zone	4	417	0	10.4	1.03	1.85	1.36	1.32
Total		8,516	0	15.0	0.76	1.75	1.35	1.78

Source: MRDM 2018

Continuity Analysis

Geostatistical analyses were carried out using Isatis (Version 2017) mining software to evaluate the grade variability changes with distance, as well as to quantify nugget effects. Downhole correlograms were developed for the three-metre composites flagged in each of the four grade zones (Hanging Wall, Central, Footwall, and Low Grade) and are shown in Figures 14-6 to 14-9 for each grade zone.

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The correlograms were evaluated to determine the optimum range and directions of mineral continuity, which was found to be consistent with the structural orientation of the mineralized zones. RPA visually inspected the correlograms and notes that they appear to have been generated and interpreted correctly and are reasonable. The observed distribution of grades within the model are reasonable, which suggests that the models were configured appropriately. In RPA’s opinion, the search ranges are reasonable for the style of mineralization and are generally consistent with the correlogram results. The major and semi-major search directions are typically within a plane oriented N20°E and dipping 40° to 45° east, which is the direction of maximum continuity of the mineralization (Table 14-9).

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Figure 14-6 Hanging Wall Zone Correlograms

Histogram (Au)
Correlogram : Au ppm
Distance (m)
1.0
0.5
0.0
-0.5
-500
0
500
-50
50
N20
N110_01
N110

Angular Tolerance = 45.00
Lag = 25.00m, Count = 43 Lags, Tolerance = 50.00%
Horizontal Slicing = 500.00m
Vertical Slicing = 200.00m

Global Rotation = Azimuth = N20.00, Dip = 40.00 (Geologist Plane)
S1 - Nugget Effect, Sill = 0.2
S2 - Spherical - Range = 7.00m, Sill = 0.6
Directional Scales = (15.00m, 15.00m, 7.00m)
S3 - Spherical - Range = 10.00m, Sill = 0.1
Directional Scales = (60.00m, 40.00m, 10.00m)
S4 - Spherical - Range = 15.00m, Sill = 0.1
Directional Scales = (150.00m, 180.00m, 15.00m)

Figure 14-6

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Hanging Wall Zone Correlograms

March 2020

Source: RPA, 2017.

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Figure 14-7 Central Zone Correlograms

Histogram (Au)
Correlogram : Au ppm
Distance (m)
N20
N110_01
N110
1
0
-1
1.0
0.5
0.0
-0.5
-300
-200
-100
0
100
200
300
400
500
-25
25
50

Angular Tolerance = 45.00
Lag = 25.00m, Count = 43 Lags, Tolerance = 50.00%
Horizontal Slicing = 500.00m
Vertical Slicing = 200.00m

Global Rotation = Azimuth = N20.00, Dip = 40.00 (Geologist Plane)
S1 - Nugget Effect, Sill = 0.2
S2 - Spherical - Range = 7.00m, Sill = 0.6
Directional Scales = (15.00m, 15.00m, 7.00m)
S3 - Spherical - Range = 10.00m, Sill = 0.1
Directional Scales = (60.00m, 40.00m, 10.00m)
S4 - Spherical - Range = 15.00m, Sill = 0.1
Directional Scales = (150.00m, 180.00m, 15.00m)

Figure 14-7

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Central Zone Correlograms

March 2020 ***Source: RPA, 2017.***

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Figure 14-8 Footwall Zone Correlograms

Histogram (Au)

Correlogram : Au ppm
Distance (m)
N20
N110_01
N110

Angular Tolerance = 45.00
Lag = 25.00m, Count = 43 Lags, Tolerance = 50.00%
Horizontal Slicing = 500.00m
Vertical Slicing = 200.00m

Global Rotation = Azimuth = N20.00, Dip = 40.00 (Geologist Plane)
S1 - Nugget Effect, Sill = 0.2
S2 - Spherical - Range = 7.00m, Sill = 0.6
Directional Scales = (15.00m, 15.00m, 7.00m)
S3 - Spherical - Range = 10.00m, Sill = 0.1
Directional Scales = (60.00m, 40.00m, 10.00m)
S4 - Spherical - Range = 15.00m, Sill = 0.1
Directional Scales = (150.00m, 180.00m, 15.00m)

Figure 14-8

Riacho dos Machados Gold Mine

Minas Gerais State, Brazil

Footwall Zone Correlograms

March 2020

Source: RPA, 2017.

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Figure 14-9 Low Grade Zone Correlograms

Histogram (Au)
Correlogram : Au ppm
Distance (m)
N20
N110_01
N110

Angular Tolerance = 45.00
Lag = 25.00m, Count = 43 Lags, Tolerance = 50.00%
Horizontal Slicing = 500.00m
Vertical Slicing = 200.00m

Global Rotation = Azimuth = N20.00, Dip = 40.00 (Geologist Plane)
S1 - Nugget Effect, Sill = 0.2
S2 - Spherical - Range = 7.00m, Sill = 0.6
Directional Scales = (15.00m, 15.00m, 7.00m)
S3 - Spherical - Range = 10.00m, Sill = 0.1
Directional Scales = (60.00m, 40.00m, 10.00m)
S4 - Spherical - Range = 15.00m, Sill = 0.1
Directional Scales = (150.00m, 180.00m, 15.00m)

Figure 14-9

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Low Grade Zone Correlograms

March 2020

Source: RPA, 2017.

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Bulk Density

Bulk density determinations are made by the MRDM production staff on an ongoing basis on core specimens using a water immersion method after having been dried and weighed in air. Some samples, in which porosity and permeability were judged as significantly high, were coated with paraffin before analysis.

Bulk density was determined for each of the major host lithologies for both oxide and sulphide zones. Average density by zone used in the estimation range from 1.60 g/cm3 to 2.76 g/cm3 with an overall average of 2.60 g/cm3, which in RPA’s opinion is reasonable for the rock types observed at site and typical for the host rock types of the mineralization (Table 14-7).

Table 14-7 Bulk Density Values by Rock Type

Riacho dos Machados Mine

Zone		Density (g/cm3)
Fresh rock		2.76
Transitional		2.40
Oxide		2.25
Dump Material (BRIO heap)		1.60

Rock Type	Code	Density (g/cm3)
CBX	1	2.68
SOIL	2	1.60
QMX	3	2.73
QFX	4	2.68
CMX	5	2.73
GRT	6	2.68

Block Model

A block model representing the geology and grades of the deposit was constructed by MRDM with the Selective Mining Unit (SMU) size for the planned open pit mining and used a whole block approach. The model was rotated by 20° to have the long block axis (Y direction = 8 m) parallel to the average overall mineralized trend (the primary strike of the orebody), which will allow for a better representation in the block model. A summary of the block model extents is provided in Table 14-8.

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Table 14-8 Block Model Dimensions

Riacho dos Machados Mine

Origin	Value
Xmin	698,280
Ymin	8,221,920
Zmin	-78
X Extents	1,920
Y Extents	2,800
Z Extents	1,185

Schema	Value
Parent
DX	4
DY	8
DZ	3
NX	480
NY	350
NZ	395
Number of Blocks	32,127,783

Model Rotation	Value
Bearing	20
Plunge	0
Dip	0
Project Units	Metres
Coordinate System	NAD83 UTM Zone 24S

Interpolation Parameters

Block model representations of the deposit lithology and grade zones were constructed, along with grade estimations for gold. Estimation of the grades was controlled by the grade zones (Low Grade, Hanging Wall, Footwall, and Central). Search ellipsoid geometry was oriented into the structural plane of the mineralization, as indicated by the variography. The search was assisted by the use of a dynamic function, which allowed the search ellipsoid to stay subparallel to the orientation of the mineralized zone trend. Three-metre composites were used for the estimation, with composites matched to domain zone (i.e., Hanging Wall composites were used only to estimate grades into the Hanging Wall domain blocks).

An ordinary kriging (OK) estimation method was used to assign a gold grade to each block. Table 14-9 shows the search parameters used for gold grade block estimation. The major, semi-major, and minor axis search distance all correspond to the correlogram ranges for each domain, and the nugget effect for all domains is 0.2. A sector approach was used, with the search ellipsoid divided into four sectors. A nearest neighbour (NN) block model was also prepared for comparison purposes.

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Table 14-9 Block Estimate Search Strategy by Domain

Riacho dos Machados Mine

Domain	Estimation Type	Azimuth	Dip	Major Axis	Semi Major	Minor Axis	Min. Number of Samples
Low Grade	OK	20 m	40 m	150 m	110 m	40 m	4
Hanging Wall	OK	20 m	40 m	150 m	150 m	20 m	4
Footwall	OK	20 m	40 m	180 m	250 m	15 m	4
Central	OK	20 m	40 m	150 m	180 m	15 m	4

Domain	Number of Horizontal Angular Sectors (Split Vertically)	Optimum Number of Samples per Sector	Minimum Distance Between Two Selected Samples	Maximum Number of Consecutive Empty Sector	Optimum Number of Samples per Hole	Maximum Number of Samples per Hole	Nugget
Low Grade	4	2	1 m	4	2	2	0.2
Hanging Wall	4	2	1 m	4	2	2	0.2
Footwall	4	2	1 m	4	2	2	0.2
Central	4	2	1 m	4	2	2	0.2

Block Model Validation

RPA validated the block model using the following methods:

•	Visual inspection of block versus composite grades on plan, vertical cross section, and long section.
•	Swath plots of composite grades versus OK and NN grades in the X, Y, and Z directions.
•	Volumetric comparison of blocks versus wireframes.
•	Statistical comparison of block grades with assay and declustered composite grades.

Visual Comparison

The block model was visually validated by the examination of the drill hole composite grades compared with the estimated block grades on sections and plans. RPA found grade continuity to be reasonable, and confirmed that the block grades were reasonably consistent with local drill hole composite grades. Figures 14-10 and 14-11 show a cross section and plan view, respectively.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 14-19

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Figure 14-10 Block Model Vertical Cross Section

Looking East
875
750
625
700375
700500
700625
700750
701000
F117
FRM232
F101
FRM24
FRM329
FRM47
Block Grades
Au (g/t):
< 0.30
0.30 - 0.60
0.60 - 1.00
> 1.00

0 25 50 75 100 125
Metres

Figure 14-10

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Block Model
Vertical Cross Section

March 2020

Source: RPA, 2017.

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Figure 14-11 Block Model Plan (Elevation 725)

699125
699375
699250
699375
N
Footwall Zone
Hanging Wall Zone
Central Zone
Low Grade Zone
Block Grades
Au (g/t):
< 0.30
0.30 - 0.60
0.60 - 1.00
> 1.00
0
25
50
75
100
125
Metres

Figure 14-11

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Block Model Plan
(Elevation 725)

March 2020

Source: RPA, 2018.

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Swath Plots

The gold grade block model was also evaluated on a sectional basis using swath plots as shown in Figures 14-12 and 14-13. The swath plots were generated for northerly increments (east-west sections) to show the composite mean compared to the OK gold grade model, as well as with the NN check model. An NN estimate is considered to be an unbiased grade check, representing the highest grades that would be expected globally in the block model. The OK estimate, being a moving average estimate, will tend to be more smoothed. Some local variability between the NN and OK grades would be expected. In RPA’s opinion, the swath plots show reasonably good correlation among the OK grades, the NN grades, and the composite grades.

Figure 14-12 Hanging Wall Swath Plot

Source: MRDM, 2018

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Figure 14-13 Footwall Swath Plot

Source: MRDM, 2018

Volume Comparison

Wireframe volumes within the Mineral Reserve pit were compared to block volumes for each domain at the Riacho dos Machados deposit. This comparison is summarized in Table 14-10 and results show that there is good agreement between the total wireframe volumes and block model volumes.

Table 14-10 Volume Comparison

Riacho dos Machados Mine

Zone	Wireframe Volume (m3)	Block Model Volume (m3)	% Difference
LOW_GRADE_2018_cut__reserve_pit.00t	6,558,388	6,377,261	-2.762%
HIGH_HANG_2018_reserve_pit.00t	2,918,966	2,906,476	-0.428%
HIGH_FOOT_2018_reserve_pit.00t	4,502,024	4,434,312	-1.504%
HIGH_CENTER_2018_reserve_pit.00t	227,071	225,817	-0.552%
Total	14,206,449	13,943,866	-1.848%

Statistical Comparison

A statistical comparison of the estimated block grades with the three-metre composites is shown in Table 14-11. Declustered composites are shown to reduce the effects of the drilling bias towards the mineralized areas, and to compare more directly with the model blocks, which are declustered by the kriging process. The block results compare well with the composites, indicating a reasonable overall representation of the gold grades in the block model.

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Table 14-11 Block Gold Grades vs. Composite Grades

Riacho dos Machados Mine

	Low Grade Zone		Hanging Wall Zone		Footwall Zone		Central Zone
Descriptive Statistics	Comp	Block	Comp	Block	Comp	Block	Comp	Block
Number of Samples	2,241	266,967	1,069	209,956	1,770	336,174	152	3,543
Min	0.001	0.100	0.001	0.100	0.001	0.1	0.030	0.158
Max	10.99	7.83	15.04	14.90	14.56	13.65	9.70	8.47
Mean	0.32	0.22	0.77	0.69	0.91	0.74	0.81	0.90
Variance	0.60	0.03	1.74	0.24	1.91	0.40	1.74	0.40
StDev	0.77	0.18	1.32	0.49	1.38	0.63	1.32	0.63
CV	2.43	0.81	1.71	0.70	1.51	0.85	1.62	0.85

Cut-off Grade

CIM (2014) definitions specify that to satisfy the definition of Mineral Resources, there must be “reasonable prospects for eventual economic extraction”. This is most commonly taken to mean that a cut-off grade should be applied to the resource model, which reflects some generally acceptable assumptions concerning metal prices, metallurgical recoveries, costs, and other operational constraints. RPA prepared a preliminary open pit shell to constrain the block model for resource reporting purposes. The preliminary pit shell was generated using Whittle software.

RPA notes that the price assumptions for gold are different for Mineral Resource and Mineral Reserve pit shells. The Mineral Resource pit shell uses US$1,500/oz as the gold price for Whittle pit optimization and a 0.30 g/t Au cut-off grade. The Mineral Resource for the underground portion used a 1.0 g/t Au cut-off grade. The cost and gold recovery assumptions are the same as for the Mineral Reserve estimate. The Mineral Resource pit optimization inputs are shown in Table 14-12.

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Table 14-12 Resource Pit Shell Optimization Factors as of May 31, 2018 Riacho dos Machados Mine

Factor	Value
Gold price	US$1,500/oz
Royalty	2.5%
Ore and Waste Mining Costs	US$1.70/t mined
Process, G&A and Re-handle	US$13.12/t milled
Treatment and Refining	US$3.25/oz Au produced
Gold recovery	90%
Slope angle (varies by sectors)	28° - 52°

Note: R$3.7 = US$1.00 exchange rate.

Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. For Mineral Resources, metal prices used are higher than those for Mineral Reserves.

Tables 14-13 and Figure 14-14 show the sensitivity of the MRDM block model to various cut-off grades. The tonnages and grades shown in Table 14-13 and Figure 14-14 are for comparative purposes only and are not to be considered as Mineral Resources.

Table 14-13 Block Model Sensitivity to Cut-off Grade Riacho dos Machados Mine

Cut-off Grade Au (g/t)	Tonnes	Mean Au (g/t)
0.0	292,839,543	0.421
0.5	87,355,719	1.002
1.0	31,558,101	1.513
1.5	11,165,918	2.084
2.0	4,000,389	2.772
2.5	1,642,455	3.588
3.0	749,549	4.622
3.5	399,148	5.860
4.0	182,146	8.408
4.5	130,254	10.091
5.0	113,481	10.886

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Figure 14-14 MRDM Mineral Resource Tonnes and Grade at Various Cut-off Grades

Classification

Definitions for resource categories used in this report are consistent with those defined by CIM (2014) definitions and incorporated by reference in NI 43-101. In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction”. Mineral Resources are classified into Measured, Indicated, and Inferred categories. A Mineral Reserve is defined as the “economically mineable part of a Measured and/or Indicated Mineral Resource” demonstrated by studies at Pre-Feasibility or Feasibility level as appropriate. Mineral Reserves are classified into Proven and Probable categories.

In RPA’s opinion, the Mineral Resources are classified according to the nomenclature specified in CIM (2014) definitions. A range of criteria was used in determining an appropriate Mineral Resource classification including:

•	Representativeness, quality, and positional accuracy of samples

•	Geological continuity and reasonableness of the interpreted mineralized model

•	Geostatistical spatial continuity and estimation quality

•	Scale of mining and associated level of risk.

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The block model confidence was classified by a combination of composite to individual block distance and minimum number of composites used for the individual block estimation, which are functions of drill hole spacing and relative drill hole configuration. The presence of the RC holes drilled on a grid for grade control was used to support the Measured category since all RC holes are mineralized. The classification strategy was as follows:

•	Measured: maximum distance of 30 m, minimum four composites, RC grid presence.

•	Indicated: maximum distance of 60 m, minimum three composites.

•	Inferred: all blocks out to the maximum search ellipsoid distance (typically 150 m to 200 m).

In RPA’s opinion, the classification appears to be reasonable, and appropriate for the style of mineralization and deposit type. It is likely that definition drilling will upgrade a portion of the Inferred Mineral Resources to Measured and Indicated Mineral Resources. This is the expectation at depth, where drill hole spacing is currently relatively wide.

Mineral Resource Reporting

The resulting Mineral Resources, as of May 31, 2018, are summarized by zone in Table 14-14, and are inclusive of Mineral Reserves. For the open pit, the Measured Mineral Resources total 3.2 Mt at an average grade of 0.77 g/t Au for a total of 79,000 oz gold. Indicated Mineral Resources total 27.7 Mt average grade of 0.96 g/t Au for a total of 853,000 oz of gold. Inferred Mineral Resources total 0.007 Mt at an average grade of 1.42 g/t Au for a total of 300 oz of gold. The cut-off grade for open pit Mineral Resources is 0.30 g/t Au. For the underground, there are no Measured Mineral Resources. Indicated Mineral Resources total 5.2 Mt at an average grade of 1.6 g/t Au for a total of 266,000 oz of gold. Inferred Mineral Resources total 8.3 Mt at an average grade of 1.5 g/t Au for a total of 401,000 oz of gold. The cut-off grade for underground Mineral Resources is 1.0 g/t Au with no minimum thickness being applied. The stockpile Measured Mineral Resources total 3.1 Mt at an average grade of 0.61 g/t Au for a total of 62,000 oz of gold.

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Table 14-14 Mineral Resource Estimate by Zone - May 31, 2018
Riacho dos Machados Mine

Category	Zone	Tonnage	Au Grade	Au Ounces
		(000 t)	(g/t)	(000 oz)
Open Pit Resources
Measured	Low Grade Zone	1,157	0.63	24
	High Grade Hanging Wall	178	0.71	4
	High Grade Footwall	1,603	0.82	42
	High Grade Central	257	1.10	9
Total Measured		3,195	0.77	79
Indicated	Low Grade Zone	7,177	0.80	184
	High Grade Hanging Wall	8,250	0.83	220
	High Grade Footwall	11,998	1.14	440
	High Grade Central	306	0.91	9
Total Indicated		27,731	0.96	853
Total Measured + Indicated		30,926	0.94	932
Inferred	Low Grade Zone	1	0.78	0.0
	High Grade Hanging Wall	1	0.78	0.0
	High Grade Footwall	5	1.75	0.3
	High Grade Central	0	0.00	0.0
Total Inferred		7	1.42	0.3

Stockpile Resources
Measured		3,137	0.61	62
Total Measured		3,137	0.61	62

Underground Resources
Measured	Low Grade Zone	0	0.00	0
	High Grade Hanging Wall	0	0.00	0
	High Grade Footwall	0	0.00	0
Total Measured		0	0.00	0
Indicated	Low Grade Zone	1,189	1.61	61.60
	High Grade Hanging Wall	695	1.30	29.00
	High Grade Footwall	3,355	1.62	175.30
Total Indicated		5,239	1.58	266
Total Measured + Indicated		5,239	1.58	266
Inferred	Low Grade Zone	1,439	1.53	71
	High Grade Hanging Wall	3,527	1.30	148
	High Grade Footwall	3,331	1.70	182
Total Inferred		8,297	1.50	401

Total Resources
Total Measured + Indicated		39,303	1.00	1,259
Total Inferred		8,305	1.50	401

Notes:
1.	CIM (2014) definitions were followed for Mineral Resources.

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2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au.
4.	Underground Mineral Resources are reported at a cut-off grade of 1.0 g/t Au
5.	No minimum thickness was used in the resource estimation.
6.	Mineral Resources are estimated using a gold price of US$1,500/oz and constrained by a conceptual pit shell.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Totals may not add due to rounding.

The Mineral Resource, as stated, contains an element of dilution by virtue of the processes used to create the block model. Compositing to three metres contributes to an inherent dilution effect. Even more importantly, the OK method further contributes to an inherent dilution. As such, it is considered that an adequate dilution effect is built into the block model and that no additional dilution adjustment is necessary for the mine planning.

An underground Mineral Resource, below the pit shell that constrains the open pit Mineral Resource, is included based on widely spaced drilling. The underground resource is reported at a 1.0 g/t Au cut-off grade. The underground resource is limited to the part of the block model below the Mineral Resource pit shell after applying a 50 m thick crown pillar at the bottom of the pit shell. The crown pillar surface was created by downward translation of the resource pit base surface by a fixed distance of 50 m. Blocks within the crown pillar are not included in the Mineral Resource. A plan map of the Mineral Resource pit limits is shown in Figure 14-15. Figure 14-16 shows a perspective view of the underground Mineral Resource area below the bottom of the Mineral Resource pit shell. This Mineral Resource estimate conforms to CIM (2014) definitions.

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Figure 14-15 Isometric View Showing Outlines of Low Grade Domains and Resource Pit

N
Pit Outline
Low Grade Domain
0 250 500 750 1000
Metres

Figure 14-15

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Isometric View Showing Outlines of Low Grade Domain and Resource Pit

March 2020

Source: RPA, 2018.

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Figure 14-16 Perspective View of the Underground Resource Area

Pit Outline
Low Grade Domain
Block Grades Au (g/t):
< 0.30
0.30 - 0.60
0.60 - 1.00
> 1.00
0 500 1000 1500 2000
Metres

Figure 14-16

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Perspective View of the Underground Resource Area

March 2020

Source: RPA, 2018.

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Comparison to Previous Estimate

Total 2018 Open Pit Measured and Indicated Mineral Resources remained relatively unchanged from the previous estimates (RPA, 2017), with tonnes increasing 1.6% and ounces of gold increasing 6.8%. Two factors contributed to the increase: 1) as a result of the 2017 drilling most of the 2017 Inferred Resources have been upgraded to Indicated, and 2) the total volume of the Low Grade and High Grade domains has increased based on 2017 mineral intercepts. Reinterpretation of the Low Grade and High Grade domains also resulted in an 84% increase in tonnes and 109% increase in ounces for the underground Mineral Resource. The increase in Underground Mineral Resources is directly correlated to a 60% increase in volume in the High Grade domains at depth. Figure 14-17 illustrates the difference between the 2015, 2017, and 2018 Mineral Resource estimates by the Low Grade wireframe volumes in the Mineral Resource pit, the Mineral Reserve pit, and the underground area.

Figure 14-17 Low Grade Wireframe Volume Comparison - 2015 -2018

RPA verified reported reconciliation records supplied by Leagold on MRDM key performance indicators (KPI) vs. Vulcan estimates from January 2018 through May 2018 (Table 14-15). RPA shows that the overall ore tonnage varies less than 2%, grade 12% and total ounces 10%. In RPA’s opinion, these numbers reflect good reconciliation with the block model.

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Table 14-15 Reconciliation for January through May 2018
Riacho dos Machados Mine

Reconciliation	Ore Tonnage	Au Grade (g/t)	Au Ounces
KPI	777,330	1.14	28,491
RPA Vulcan Estimate	792,841	1.02	25,936
Difference	(15,511)	0.12	2,554
Percentage	-2%	12%	10%

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15 Mineral Reserve Estimate

Summary

A summary of Mineral Reserves is shown in Table 15-1. The Mineral Reserves were prepared by MRDM in May 2018, and have been independently audited by RPA to reflect the Mineral Reserves as of May 31, 2018.

Table 15-1 Summary of Mineral Reserves - May 31, 2018
Riacho dos Machados Mine

Category	Tonnage (000 t)	Au Grade (g/t)	Au Ounces (000 oz)
Proven
Open Pit	2,510	0.88	71
Stockpile	3,137	0.61	62
Total	5,647	0.73	133
Probable
Open Pit	19,079	1.08	656
Stockpile	0		0
Total	19,079	1.08	656

Proven + Probable
Open Pit	21,589	1.05	728
Stockpile	3,137	0.61	62
Total Proven + Probable	24,726	0.99	789

Notes:

1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves were generated using the May 31, 2018 mining surface.
3.	Mineral Reserves are reported at a cut-off grade of 0.40 g/t Au.
4.	Mineral Reserves are reported using a long-term gold price of US$1,200/oz.
5.	Mining dilution of 5% and 95% mining recovery.
6.	Process recovery of 90%.
7.	Totals may not add due to rounding.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

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Density, Dilution, and Selective Mining Unit

The average material bulk densities are listed below:

•	Oxide: 2.25 g/cm3
•	Transition: 2.40 g/cm3
•	Fresh Rock: 2.76 g/cm3

RPA considers that the compositing and modelling processes used incorporate adequate dilution. The Mine is a moderately sized operation, in which most of the ore grade material is hauled to a crusher for crushing, or to a low grade stockpile for future processing at the end of the Mine’s life.

The resource block model has been estimated as a “recoverable resource”, which is advantageous as dilution and ore loss are largely accounted for in the recoverable resource methodology. The resource estimation process attempts to estimate the recoverable tonnage and grade based on the dimensions of a Selectivity Mining Unit (SMU), which is regarded as representative of what is practically achievable during actual mining. The SMU is the smallest volume that can be classified as ore or waste. If the average grade of the SMU is greater than the cut-off grade, the SMU is classified as ore.

The estimation process predicts the likely grade-tonnage distribution at SMU selectivity (4 m by 8 m by 3 m) (X, Y, Z).

Additional modifying factors for dilution or ore loss were applied to the resource block model for use in mine planning and reporting. A 5% dilution factor and 95% mining recovery factor were applied to the reserves in order to represent the mining operation at Riacho Dos Machados.

Cut-off Grade

Metal prices used for Mineral Reserves are based on consensus and long term forecasts from banks, financial institutions, and other sources. The cut-off grade used for the estimation of Open Pit Mineral Reserves at the Mine is 0.40 g/t Au based on parameters presented in Table 15-3.

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Pit Optimization

Table 15-2 is a summary of the Lerchs-Grossmann pit analysis, which is further used for pit designs. The Base Case gold price of US$1,200/oz was used to establish the final pit and a cut-off grade of 0.40 g/t Au. Table 15-2 shows the impact of the gold price on the reserve Whittle shells.

As noted in Table 15-2, the pit optimization results (Pre-Final Design) show that at a US$1,200/oz gold price, there would be 23.6 Mt processed with a grade of 0.99 g/t Au and a waste burden of 162.2 Mt. At a higher price of US$1,500/oz gold price, there would be 33.6 Mt with a grade of 0.90 g/t Au and a waste burden of 227.9 Mt.

Table 15-2 Pit Optimization Results (Pre-final Design)

Riacho dos Machados Mine

Au Price ($/oz)	Tonnes Processed (000 t)	Gold Grade (g/t Au)	Gold (000 oz)	Waste (000 t)	Total (000 t)	Strip Ratio
500	695	2.08	46.5	2,350	3,045	3.4
600	1,225	1.76	69.2	4,073	5,298	3.3
700	2,086	1.51	101.5	7,106	9,191	3.4
800	3,112	1.34	134.4	10,678	13,790	3.4
900	4,136	1.24	164.7	14,879	19,014	3.6
1,000	7,876	1.15	290.2	44,329	52,206	5.6
1,100	13,515	1.04	451.9	82,007	95,521	6.1
1,200	23,557	0.99	749.8	162,210	185,766	6.9
1,300	26,951	0.96	833.6	185,849	212,799	6.9
1,400	30,817	0.93	921.4	211,830	242,647	6.9
1,500	33,635	0.90	975.4	227,915	261,550	6.8

Notes:

1.	Base Case Whittle shell used for design was the US$1,200 gold price, cut-off grade of 0.40 g/t Au.
2.	Pit optimization used Measured and Indicated Mineral Resources only.

Table 15-3 lists the base inputs used for the pit optimization performed, which are acceptable to RPA.

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Table 15-3 Pit Optimization Cost and Recovery Inputs

Riacho dos Machados Mine

Description	Units	Value
Gold Price	US$/oz	1,200
Recovery	%	90.0
Refining Cost	US$/oz	3.25
Royalties	%	1.0
CEFEM	%	1.5

Dilution	%	5.0
Mining Reference 890 MASL	US$/t	1.70
Mining Incremental Cost (6 m bench)	US$/t/bench	0.007
Re-handle	US$/t	0.50
Process	US$/t	8.92
G&A	US$/t	3.7

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16 Mining Methods

Conventional open pit mining methods are employed at the MRDM open pit including drilling, blasting, loading, and hauling. Current pit bottom elevations for the north and south ends of the open pit are approximately 756 m and 761 m, respectively, and the crusher elevation is 860 MASL. Surface rights are sufficient for mine waste stockpiles, tailings facility, and processing plants sites.

The mining schedule is composed of four crews, which alternate over a two-week period working eight-hour shifts. Operations are 24 hours per day, 365 days per year scheduled time, which is common in Brazil and is considered reasonable by RPA.

Pit dewatering was carried out from in-pit sumps and perimeter wells, and will also be required for future production.

Excavator and truck availabilities are estimated to be 80% and 85%, respectively, which is reasonable. For the eight-year open pit mine life followed by two years of stockpile handling, major rebuilds and/or replacement capital will be required for some of the mine equipment. Mining is performed by a contractor (U&M) on a five year contract.

Haul distances to the waste dumps and run-of-mine (ROM) ore stockpile crusher area are moderate (approximately 1.8 km to 2.4 km). MRDM and their consultants and personnel continue evaluating alternate waste dump locations. Alternative dump locations are limited, and the mining permit will require an amendment to modify waste dump designs.

The strip ratio of the design pit is relatively high at approximately 7.5:1 (waste:ore). The mined tonnage is proposed to be at a constant rate throughout the LOM.

Total daily waste material movement is estimated to be approximately 60,000 tpd and direct ore haulage is estimated to be 7,000 tpd (2.55 Mtpa).

Weather and elevation should not impact productivities, however, severe rainfall can occur, and drought has impacted the water supply. In addition to recycled process water, MRDM relies on make-up water from a water storage dam and a well field. The water storage facility and water conservation measures should eliminate or lessen the impact of drought on productivity.

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The current mine site layout is shown in Figure 16-1.

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Figure 16-1 Site Layout

698,000
699,000
700,000
701,000
702,000
703,000
8,225,000
8,224,000
8,223,000
8,222,000
8,221,000
ENVIRONMENTAL RESERVE
2018 TOPO CONTOURS
N
OPEN PIT
TAILINGS DAM
WASTE DUMP
RESERVE
P/ RIACHO DOS MACHADOS
Legend:
Municipal roads
MRDM access road
Licensed structures
MRDM property limit
Legal environmental reserve
Future
0
500
1000
1500
2000
Metres

Site Layout Legend:

1. Main Office
2. Health Office
3. Warehouse (Supplies)
4. Environmental
5. Geology
6. Cantina (Restaurant)
7. Planning/Mine Geology
8. Maintenance Area
9. Fuel Station
10. Mine Operation
11. Mine Equipment Parking
12. Explosives
13. Warehouse (Auxiliary)
14. New Powder Magazine
15. Garbage Bump
16. Primary Crushing
17. Secondary Crushing
18. Laboratory
19. Warehouse
20. Helipad
21. Power Generation Station
22. Main Entrance
23. Greenhouse
24. Change Area

March 2020

Source: RPA, 2018.

Figure 16-1

Riacho dos Machados Gold Mine

Minas Gerais State, Brazil

Site Layout

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Mine Design

The bench height is 12 m, however, mining will occur on 12 m cuts in waste and three metre lifts in ore. Inter-ramp slopes are designed at 34° in the hanging wall for oxide, 43° in the hanging wall for transition, and 52° in the hanging wall for fresh rock. Footwall inter-ramp slopes are 28° for oxide and transition, and 43° for fresh rock.

The mine planning is appropriate for this stage of production. One of the primary reasons for this level of engineering is the need to have accurate information for production, budgeting, and permits. Current economic models have been based on Lerchs-Grossmann pits using a varied number of slopes. Bench-by-bench, monthly production schedules have been developed to identify ore types, waste removal, and stripping requirements. A lower stripping ratio will be realized in the latter years.

Waste rock facility (waste dump) designs have been completed to a moderate level of detail. The mining engineers are evaluating the cost of locating additional waste dumps closer to the open pit, which should reduce the overall unit mining cost. From the MRDM reports, RPA notes that the stockpiled low grade material amounts to 3.1 Mt at 0.61 g/t Au which equates to approximately 62,000 oz of gold as of May 31, 2018. MRDM also separated mineralized waste stockpiles, which contain material that grades from 0.2 g/t Au to 0.5 g/t Au. This material is currently stockpiled and not included in the LOM, however, if the price of gold rises, this low grade material may become economic and processed accordingly.

The final design is approximately 1,620 m long and 700 m wide, with elevations that range from a high of 900 MASL to a low of 600 MASL. Final pit exits for the south and north ramps are at approximately 865 MASL and 800 MASL, respectively. The crusher dump pocket is less than 500 m horizontal distance from the pit exit. MRDM has left adequate buffers around the open pit for possible future expansions, e.g., if the price of gold increases. Some condemnation holes have been drilled in the infrastructure and waste dump areas. It should be noted that the core storage will have to be moved, although there is some flexibility.

Figure 16-2 shows the ultimate pit with the extent of the current mining limit. MRDM received its operations licence (LO) permit on June 9, 2015, which allows expansion of the open pit to the final design limits. The process of obtaining all of the subsequent permits for the open pit, waste dumps, and tailings dam is a work-in-progress for MRDM. Figure 16-3 shows a plan map of the open pit excavation and waste dump, May 2018 topography, and the relative locations of the process plant and other infrastructure.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 16-4

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Figure 16-2 Ultimate Pit Plan as of May 2018

698,000
699,000
700,000
701,000
8,225,000
8,224,000
8,223,000
8,222,000
N
North Pit
Permitted Open Pit Boundary
South Pit
Waste Dump
0
250
500
750
1000
Metres

Figure 16-2

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Ultimate Pit Plan as of May 2018

March 2020

Source: RPA, 2018.

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Figure 16-3 Open Pit and Waste Dump, May 2018 Topography

698,000
699,000
700,000
701,000
8,225,000
8,224,000
8,223,000
8,222,000
N
2018 TOPO CONTOURS
OPEN PIT
WASTE DUMP
0
250
500
750
1000
Metres

Figure 16-3

Riacho dos Machados Gold Mine

Minas Gerais State, Brazil

Open Pit and Waste Dump
May 2018 Topography

March 2020

Source: RPA, 2018.

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Geomechanics

Geotechnical designs are based on reports from Golder Associates (Golder) (Diláscio and Castro, 2010) and Xstract Mining Consultants Pty Ltd (Xstract, 2015), which have estimated open pit and waste dump slopes.

Slopes in the pit are dependent on geological conditions. The major geological condition that impacts the pit slopes occurs in the footwall of the shear zone, and is related to the flat dipping foliation found in the muscovite schist.

Dewatering is also an issue and is required for future production. Most of the water that reports to the pit bottoms is either from rainfall or water that intersects the contact of the transition zone and the fresh rock. It has been estimated that approximately 40 m3/hr will need to be pumped from the open pit and will be used for ore processing.

A review of the 2011 FS geotechnical slope design parameters for the hanging wall was undertaken by Xstract, and Geoestável Consultoria e Projetos Ltd. provided slope design recommendations for the footwall. Table 16-1 shows recommended slope design parameters

Table 16-1 Recommended Slope Design Parameters

Riacho dos Machados Mine

Domain	Zone	Batter Angle (°)	Batter Height (m)	Berm Width at toe (m)	Overall Slope Angle (°)
Footwall	Oxide and Transition	40	12	7	40
	Fresh	60	12	6
Hanging Wall	Oxide	45	12	6	50
	Transition	60	12	6
	Fresh	75	24	12

The pit slopes used in the mine design for footwall material located on the west side (footwall) are up to 40°, and hanging wall overall slopes are 50°. Operating practices can have an impact on pit slopes, and careful blasting practices will be required near the final pit slopes. Final pit slopes have begun to be established on the west side (footwall) of the pit. RPA does not see much upside potential from increasing the pit slopes, as pit slopes are currently set to acceptable values, with little margin for steepening the high wall slopes.

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Footwall pit slope construction will continue to challenge MRDM. Given the oblique intersection of the fault structure with the major plane of foliation, footwall dip, and the large unsupported wedge blocks that are created by these structural conditions, multiple bench failures can occur. RPA is of the opinion that this situation is manageable.

Waste dumps are contoured for final reclamation slopes concurrent with active mining.

February 8, 2015 Pit Slope Failure

On February 8, 2015, a pit slope failure occurred and an estimated 200,000 tonnes of material was deposited in the pit. Xstract, a geotechnical consultant, reviewed the failure and provided design recommendations to address the failure. Figure 16-4 presents a photograph of the footwall pit slope failure. Footwall pit slope appeared to be stable and in good condition during RPA’s site visit in June 2018.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 16-8

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Figure 16-4 West Pit Wall Slope (February 2015)

Flt
Movement
Fol

Fol - 40°/105°

Flt - 38°/070°

Movement - 38° ->125°

Figure 16-4

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

West Pit Wall Slope
(February, 2015)

March 2020

Source: Xstract Mining Consultants, 2015.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 16-9

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LOM Production Schedule

The mining schedule is based on operating 24 hours per day, 365 days per year. The mine and maintenance department’s shift schedule is three, eight-hour shifts per day with four alternating crews. This schedule is quite common and acceptable in Brazil.

Four pit phases have been designed as a basis for the LOM production schedule. These phases are named Phase 1 through Phase 4. Stockpile balance as of May 31, 2018 totals approximately 3.1 Mt at a grade of 0.61 g/t Au.

The following cut-off grades were used to generate the LOM schedule:

•	High Grade: greater than 0.4 g/t Au cut-off grade, Proven and Probable Mineral Reserves.
•	Waste: less than 0.4 g/t Au cut-off grade.

Table 16-2 summarizes the phased design estimate for the LOM production schedule. Table 16-2 shows the amount of material and contained gold for each phase. RPA is of the opinion that the LOM production schedule is achievable.

MRDM generated an independent yearly production schedule (2018 to 2025) for the LOM. MRDM’s phase designs and ultimate pit were designed following the slope stability and pit dewatering recommendations, however, slope stability risks are inherent to most open pit mines, and they are manageable.

Table 16-2 Summary of Phase Designs - Quantities and Targets

Riacho dos Machados Mine

Phase	Ore Tonnes (000)	Au (g/t)	Contained Au (oz)	Waste Tonnes (000)	Total Tonnes (000)	Strip Ratio
1	2,007	1.11	68,475	8,000	10,007	3.99
2	5,713	1.09	189,841	43,362	49,075	7.59
3	6,923	1.05	222,275	60,455	67,378	8.73
4	6,994	1.15	246,794	49,879	56,872	7.13
Total	21,637	0.99	727,385	161,696	183,332	7.47

Note:

1.	The LOM includes approximately 3.1 Mt of existing stockpiles, which are not included in this phase designs summary.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 16-10

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A detailed pit dewatering plan should be developed, which should include in-pit sumps and dewatering wells. Capital has been allocated for this, however, a formal plan was not available for review. MRDM cannot extract groundwater until its hydrological plans and permits have been approved by State of Minas Gerais Environmental Agency (SUPRAM). At present, MRDM can only use surface runoff which accumulates in areas such as the sump in the pit, the sump down gradient of the waste rock pile, and the sedimentation pond located at Piranga Creek. For these areas, there is no limit of how much can be pumped, however, RPA assumes that the water volumes will continue to be minimal until the rainy season commences.

Tables 16-3 and 16-4 show the 2018 LOM mining and processing schedules for the LOM budget, which are achievable with the projected fleets for MRDM.

Table 16-3 May 31, 2018 LOM Mining Schedule

Riacho dos Machados Mine

Year	Ore Mined Tonnes (000)	Au (g/t)	Contained Au Ounces (000)	Waste Tonnes (000)	Total Tonnes (000)	Strip Ratio	Rehandle Tonnes (000)
7 mos. 2018	1,722	1.15	63,678	16,113	17,835	9.36	0
2019	2,181	1.17	81,790	22,454	24,634	10.30	369
2020	2,539	1.01	82,187	20,146	22,685	7.93	18
2021	2,412	0.98	75,949	19,871	22,283	8.24	138
2022	2,966	0.94	89,641	22,728	25,694	7.66	0
2023	2,755	1.04	92,131	22,774	25,529	8.27	0
2024	2,888	1.10	102,143	22,364	25,252	7.74	0
2025	2,650	1.03	87,755	12,000	14,650	4.53	0
2026	1,475	1.08	51,206	4,051	5,526	2.75	1,075
2027	0	0.00	0	0	0	0.00	2,550
2028	0	0.00	0	0	0	0.00	207
LOM Total	21,588	1.04	726,480	162,501	184,089	7.53	4,358

Initial Stockpile	3,137	0.61	62

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 16-11

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Table 16-4 May 31, 2018 LOM Processing Schedule

Riacho dos Machados Mine

Year	Ore Milled Tonnes (000)	Au (g/t)	Contained Au Ounces (000)	Recovery %	Recovered Au Ounces (000)
7mos 2018	1,555	1.22	61	83.00%	51
2019	2,550	1.08	88	87.30%	77
2020	2,557	1.01	83	90.00%	75
2021	2,550	0.96	79	90.00%	71
2022	2,550	1.01	83	90.00%	75
2023	2,550	1.09	89	90.00%	80
2024	2,557	1.15	95	90.00%	85
2025	2,550	1.00	82	90.00%	74
2026	2,550	0.92	75	90.00%	68
2027	2,550	0.61	50	90.00%	45
2028	207	0.61	4	90.00%	4
LOM Total	24,726	0.99	789	89.16%	703

Mine Equipment and Mining Contractor

Conventional open pit mining methods are employed at the MRDM open pit. Caterpillar 390 (6 m3) hydraulic excavators, Caterpillar 775G (65 t) mechanical rear-dump trucks, and Atlas Copco flexiROC D65 (140 mm/5.5 in. diameter) diesel drills are used to drill, blast, load, and haul ore and waste material to designated locations. RPA is of the opinion that the mining method and mine design criteria, which include bench height, road widths, and pit slopes, are appropriate for mining of the orebody. Major MRDM and contractor mining equipment currently on site is listed in Table 16-5.

Table 16-5 Major Mining Equipment List - May 2018

Riacho dos Machados Mine

MRDM EXISTING FLEET
No. of Units	Type	Make/Model
3	Excavator	Caterpillar 390 DL
10	Off road trucks	Caterpillar 775G
1	Dozer	Caterpillar D6T
1	Dozer	Caterpillar D9T
1	Motor grader	Caterpillar 14M
1	Drill rig (production)	Atlas Copco flexiROC D65
1	Drill rig (grade control)	Atlas Copco flexiROC D65
1	Water truck	FORD Cargo 3133

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CONTRACTOR FLEET
No. of Units	Type	Make/Model
1	Front Shovel	Hitachi 5500
3	Excavator	Hitachi 2500
4	Truck	Caterpillar 777G
12	Truck	Komatsu 685
2	Water Truck	Caterpillar 773D-H2O
3	Track Dozer	Caterpillar D9T
2	Motor Grader	Caterpillar 16-M
1	Motor Grader	Caterpillar 14-M
2	Blasthole Drill	Pantera 1500

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17 Recovery Methods

The processing plant was designed to process 7,000 tpd (2.55 Mtpa). The plant can potentially be expanded to 9,000 tpd (3.28 Mtpa) with completion of the power line, addition of another tertiary crusher, installation of a larger mill discharge pump, and installation of larger conveyor belts. The power line is under construction with completion anticipated by the end of 2018. Expansion plans requiring modifications and upgrades to the plant will be evaluated by MRDM once the process plant grind size and gold recovery have been optimized.

The processing plant includes three-stage crushing, ball mill grinding, CIL, sulphur dioxide-air cyanide detoxification, and a gold adsorption, desorption, and recovery (ADR) plant.

The crushing circuit is shown in Figure 17-1. It includes a three-stage crushing plant with an availability based on 80% for the crushing circuit. ROM ore is dumped into a feed hopper. A variable speed apron feeder reclaims ore from the feed hopper onto a vibrating grizzly with openings set at 152 mm (6 in.). Oversize from the grizzly discharges into the primary jaw crusher. Undersize from the grizzly combines with the discharge from the jaw crusher onto a conveyor belt. The conveyor belt feeds the primary double deck vibrating screen. Undersize from the screen is conveyed to a fine ore bin via a conveyor belt. Oversize from the screen is fed to the secondary Metso HP-500 cone crusher. Product from the secondary cone crusher is transferred to the vibrating single deck secondary screen. Undersize from the screen is conveyed to the fine ore bin. Oversize from the screen feeds the tertiary crushers. Discharge from the tertiary crushers is returned to the feed of the secondary screen, thus operating the tertiary crusher in closed circuit.

Ore is reclaimed from the fine ore bin by four apron feeders and designed to be fed to the ball mill at the rate of 310 tonnes per hour (tph).

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Figure 17-1 Crushing Circuit Flowsheet

Rock Breaker (PELAMRDM)
From the Mine
Run of Mine
Front Loader
2005-HH-01 Hidraulic Hammer (11 kW)
2005-OC-01 Over Head Crane (15 t - 15 kW)
2005-MG-01 Dump Pocket Cap. 80 t
2005-SG-01 Static Grizzly (850 mm x 850 mm)
Appron Feeder AF-60180 (45 kW)
2005-BC-02 Belt Conveyor (30 kW) 800 mm
2005-VG-02 Vibratory Grizzly M-3015 (30 kW)
2005-JC-01 Primary Jaw Crusher C-140 (185 kW)
Reclaim Water Dust Control 2005-DC-02
2005-BC-01 Belt Conveyor (7.5 kW) 800 mm
2005-BM-01 Belt Magnet
2005-MD-01 Metal Detector
2005-BS-01 Belt Scale
2010-VS-01 Primary Vibratory Screen Double Deck RF - 1.8 mm x 4.8 mm DD-xH (20 kW)
2010-VS-02 Secondary Vibratory Screen Single Deck MF 3m x 6m (56 kW)
2010-BC-02 Belt Conveyor (55 kW) 1000 mm
2010-CC-02 Tertiary Cone Crusher HP 500 (370 kW)
2010-CC-01 Secondary Cone Crusher HP 500 (370 kW)
2010-BC-01 Belt Conveyor (37 kW) 1000 mm
To Cyclone Feed Chute 2020-CH-02
2010-BC-03 Belt Conveyor (37 kW) 800 mm
2010-BS-01 Belt Scale
To Cyclone Feed Box 2020-CF-02
2015-SP-01 Sump Pump
2015-BF-01 Belt Feeder (5.5 kW) 1000 mm
To Grinding 2020-CH-01
2015-BC-01 Belt Conveyor (30 kW) 800 mm
Principal Slurry Flow
Intermitent Slurry Flow
Principal Solution Flow
Intermitent Solution Flow

Flow Number		1	2	3	4	5	6	7	8	9	10	11	12
Solids	tph	364.6	364.6	209.3	155.3	364.6	336.2	28.3	336.2	649.0	312.7	364.6	310.3
Water	tph	19.2	19.2	11.0	18.2	19.2	17.7	1.5	17.7	35.4	17.7	19.2	16.3
Total Flow	tph	383.8	383.8	220.3	163.5	383.8	353.9	29.8	353.9	707.9	353.9	383.8	326.6
% Solids		95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%
Ore S.G.		2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5
Slurry Density	t/m3	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8
Total Flow	m3/h	213.2	213.2	122.4	90.8	213.2	196.6	16.6	196.6	393.3	196.6	213.2	181.5

Figure 17-1

Riacho dos Machados Gold Mine

Minas Gerais State, Brazil

Crushing Circuit Flowsheet

March 2020

Source: Carpathian Gold Inc., 2015.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 17-2

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The flowsheet for the grinding circuit is shown in Figure 17-2. Ore is transferred from the fine ore storage bin to the ball mill feed conveyor. Water mixes with the ore in the feed chute to the ball mill. The mill is 6.7 m diameter by 11.1 m long with twin 4,500 kW motors. Slurry discharges from the ball mill into the cyclone feed box where the slurry is pumped to the cyclones. Underflow from the cyclones returns to the ball mill feed. The cyclone overflow is the product from the comminution circuit and flows by gravity to a linear trash screen. The underflow from the trash screen flows by gravity into a thickener feed box. Thickened slurry is pumped to slurry holding tanks that feed the CIL circuit. The thickener overflow solution is returned to the process water tank.

The flowsheet for the CIL circuit is provided as Figure 17-3. The CIL circuit includes two leach tanks followed by six CIL tanks. The slurry flows by gravity from the first tank to the last. Cyanide and milk of lime are added to the circuit to obtain the correct pH and to leach the gold from the ore. Activated carbon is advanced by counter current flow through the circuit from the last tank to the first. From the first CIL tank, the activated carbon is pumped to a loaded carbon tank and is then transferred to the ADR plant.

A sulphur dioxide-air cyanide destruction circuit is provided to reduce the cyanide concentration in the tailings to less than 1.0 ppm of total cyanide in order to meet discharge criteria in the International Cyanide Management Code.

Gold is recovered from the activated carbon in the ADR plant which is designed to handle carbon in three tonne batches. Loaded carbon is transferred from the loaded carbon tank to a hydrochloric acid wash tank. After acid washing, the carbon is rinsed, neutralized with caustic soda to increase the pH, and transferred to a vertical pressure strip vessel. In the vessel, cyanide-caustic solution is used to strip the gold from the activated carbon. The pregnant solution is stored in the pregnant solution tank. From there it is pumped to the electrowinning cells where the gold is plated onto cathodes. The sludge from the cathodes is removed by high pressure washing and filtered to remove excess water. The filter sludge is dried and smelted in an electric induction furnace to produce gold doré that is shipped off site for further refining and sale.

After the stripping circuit, the activated carbon is fed to the carbon regeneration kiln for removal of any organic contaminants in order to maintain the carbon activity required to adsorb gold from the CIL solution. After regeneration, the carbon is pumped to the last CIL tank.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 17-3

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The slurry from the cyanide destruction circuit is discharged to a tailings pump box and is the final tailings from the plant. From the tailings pump box, the slurry is pumped to the TSF.

The tailings dam is designed to be raised on a periodic basis. An area of the TSF is available for water storage. A small dike isolates the water storage area from the rest of the TSF to improve the collection of water from the settling tailings and to pump this water directly to the plant.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 17-4

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Figure 17-2 Grinding Circuit Flowsheet

From Storage Bin
2015-SB-01
2015-BC-01
Belt Conveyor
(30 kW)
800 mm
2015-BS-01
Belt Scale
Ball Storage Area
Hold
Ball Bin
2020-BR-01
Ball Reposition
2020-CH-03
Ball Reposition Chute
2020-SA-01
Primary Sampler
2020-SA-02
Secondary
Sampler
Tank
2020-HC-01
Hidrocyclones Battery
(6 Working, 2 Stand By)
2020-SA-03
Primary Sampler
2020-SA-04
Secondary
Sampler
Tank
Principal Slurry Flow
Intermitent Slurry Flow
Principal Solution Flow
Intermitent Solution Flow
2020-CH-01
Mill Feed Chute
2020-TR-01
Trommel
2020-LR-01
Linner Replace Device
2020-BM-01
Ball Mill
2020-CH-04
Trommel Oversize
Chute
2020-TS-01
Trash Screen
Process Water
2010-PW-02
Process Water
5010-PW-02
Sump Pump from Refinery
3003-SP-01
Sump Pump from Secondary and Tertiary Crushing
2020-SP-01
Sump Pump from Storage Bin
2015-SP-01
Lime Loop
4018-LL-03
2020-BX-01
Cyclones Feed Box
2020-PP-01/01R
Cyclones Feed Pump
(132 kW)
2020-TK-01
CIL Feed Thickener
Process Water Tank
CIL Feed
2025-PP-01/01R
Thickener U/F Pump
2020-SP-02
Sump Pump from Grinding

Flow Number		14	15	16	17	18	19	20	21	22	23	48
Solids	tph	310.3	1086	1086.0	310.3	775.7	310.3					0.62
Water	tph	16.3	465.4	1746.0	1413.5	332.4	1433.5	1280.5	116.6	1397.2	20.0	5.59
Total Flow	tph	326.6	1551.4	2832.0	1723.8	1108.2	1743.8					6.21
% Solids		95%	70%	38.3%	18%	70%	17.8%					10%
Ore S.G.		2.5	2.5	2.5	2.5	2.5	2.5					2.5
Slurry Density	t/m3	2326	1724	1299	121	1724	1120					1.06
Total Flow	m3/h	140.4	899.8	2180.4	1537.6	642.7	1557.6	1280.5	116.6	1397.2	20.0	5.83

Figure 17-2

Riacho dos Machados Gold Mine
Minas Gerais State, Brazil

Grinding Circuit Flowsheet

March 2020

Source: Carpathian Gold Inc., 2015.

Equinox Gold Corp. – Riacho dos Machados Gold Mine, Project #3231 Technical Report NI 43-101 – March 27, 2020	Page 17-5

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Figure 17-3 Carbon-In-Leach Circuit Flowsheet

From Thickener U/F Pump
2025-PP-01
2030-SA-03
Primary Sampler
2030-SA-04
Secondary Sampler
Tank
Cyanide
4010-SP-02
Milk from Lime Loop
4015-SP-03
2030-SP-02
Sump Pump
(11 kW)
2030-SC-10
Loaded Carbon Screen
2030-TK-08
Loaded Carbon Tank
Process Water
2010-PW-02
To Loaded
Water to Clean Interstage Screen
From Carbon Regeneration Screen
From Carbon Regeneration Screen
From Desorption Sump Pump
3000-SP-01
Carbon Regen Sump Pump
3000-SP-01
2030-TK-02
Leach Tank
(1014 m3)
2030-AG-02
Agitator
(110 kW)
2030-TK-01
Leach Tank
(1014 m3)
2030-AG-01
Agitator
(110 kW)
Potable Water
5005-PW-03
2030-SS-01
Safety Shower
2030-PP-01/01R
CIL Transfer Pump
(60 kW)
Compressed Air
5015-CA-02
2030-PP-03 to 08
Carbon Transfer Pump
2030-TK-03 to 08
CIL Tank
(13.5 m D x 14.3 m H)
(1014 m3)
2030-AG-02
Agitator
(110 kW)
Interstage Screen
2030-IS-01 to 06 (Working)
2030-IS-07 to 08 (Stand By)
8.5 m2
2030-SC-09
Safety Screen
2030-SA-01
Primary Sampler
2030-SA-02
Secondary Sampler
3000-SP-10
Sump Pump
From Acid Wash
Sump Pump
3000-SP-102
To Detox
2035-BX-01
2030-BX-01
Tailings Pump Sump
2030-PP-09/09R
CIL Tailings Pump
Principal Slurry Flow
Intermitent Slurry Flow
Principal Solution Flow
Intermitent Solution Flow

Figure 17-3

Flow Number		24	28	29	30	31	32	33	34	35	36	37	38	39	45	46	101	102
Solids	tph	310.3	310.3	310.3	310.3	310.3	39.6	39.6	2.73	2.7							0.31	0.62
Water	tph	455.88	462.8	462.8	472.8	472.8	59.1	64.1	2.73	10.9	10	0	5	15	696	5568	1.41	5.59
Total Flow	tph	766.1	773.1	773.1	783.1	783.1	98.8	103.8	5.46	13.7								
% Solids		40.5%	40.1%	40.1%	39.6%	39.6%	40.1%	38.2%	50.0%	20.0%								
Ore S.G.		2.5	2.5	2.5	2.5	2.5	2.5	2.5	1.3	1.3								
Slurry Density	t/m3	1321	1317	1317	1312	1312	1317	1297	1130	1048								
Total Flow	m3/h	580	587	587	597	597	75	80	4.8	13	10	0	5	15	696	5568	1.57	5.83

Riacho dos Machados Gold Mine

Minas Gerais State, Brazil

Carbon-In-Leach Circuit Flowsheet

March 2020

Source: Carpathian Gold Inc., 2015.

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18 Project Infrastructure

All of the necessary infrastructure for the operation is built, which includes, but is not limited to:

•	open pit mine
•	open pit waste storage facilities
•	internal mine property roads
•	processing facilities
•	three-bay, tent structure mine shop
•	offices and support buildings
•	water wells
•	diesel-powered electrical generation
•	access road
•	waste management facilities
•	cafeteria
•	transportation and shipping facilities
•	communications
•	TSF
•	water storage facility

Power

Operating power has been estimated to be approximately 12.9 MW. Power is currently generated on site by eleven diesel-powered generator, nine owned by MRDM and two rentals. The existing, CVRD-installed 13.8 kV power line cannot satisfy the Mine’s power demand. An upgraded transmission line to site and two new substations (at the site and at Janaúba) are under construction and are scheduled for completion by the end of 2018. Installation of the upgraded transmission line and substations to supply electrical power will reduce operating costs and improve production by allowing the processing plant to reach the design capacity and meet the target grind size. The contract to supply power has different terms for three phases commencing October 1, 2018, January 1, 2021, and after the Janaúba substation is closed. The price of power increases for each phase and for Phase 1, the price for power is lower between the hours of 17:00 and 20:00.

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Water Balance

Due to the length of the drought that can be expected under the worst case scenario, a high priority for MRDM has been to understand the water balance and plan appropriately. Historically, production has been limited due to insufficient water supply. Optimizing all aspects of water usage in the processing plant is required to mitigate the risk of reduced production.

Knight Piésold Pty Ltd (Knight Piésold) was contracted by MRDM in 2015 to re-evaluate the water balance for the mine. MRDM was experiencing a shortfall of approximately 1.5 million m3 for the 2014/2015 year, based on the rainfall data for that period. This water shortfall impacted processing plant production. Recommendations from Knight Piésold in August 2015 were to improve harvesting of precipitation that enters the Mine area, construct a purpose built raw water supply dam, and/or harvest water from external sources. According to the Knight Piésold water balance, a water reservoir with a capacity of 3.0 Mm3 to 4.0 Mm3 is sufficient to permit operation of the plant at full capacity during a drought over a length of two rainy seasons.

Currently, water storage in the TSF and water storage reservoir and eight fresh water wells provide the supply of water to the MRDM mine site. The quantity of water that can be pumped from the wells is limited by the permit. The permitted quantities of water that can be taken from the water wells is provided in Table 18-1.

Table 18-1 Water Well Conditions of Water Intake

Riacho dos Machados Mine

Wells	Months	Flow (m3/h)	Hours/day	Total (m3/day)	Total (m3/60 days)
13, 14, 15	March, April	37	14	518	31,080
11, 17	May, June	43	14	605	36,320
13, 14, 15	July, August	37	14	518	31,080
12, 16, 17	September, October	60	14	840	50,400
15	January to December	5.9	12	71.4	26,061 (365 days)

The availability of make-up water that is required to run the operation is highly dependent upon rain water. Based on the historical precipitation data from the site, the average rainfall is approximately 945 mm/yr. Rainfall in a typical dry year is approximately 500 mm and in a wet year is approximately 1,300 mm. Rainfall is concentrated between October and April.

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MRDM has obtained permits for the water supply and pit dewatering wells, however, the wells are unable to compensate for drought conditions, since the total amount of water that can be drawn from the wells averages 18 m3/hr.

Based on the water balance that was provided, the Mine will require a make-up water supply water supply of 1,452.2 m3/hr at the full processing tonnage of 2.55 Mtpa (7,000 tpd). A breakdown of components of the water supply is provided in Table 18-2.

Table 18-2 Future, Required Make-up Water Sources Summary

Riacho dos Machados Mine

Source	Water Demand (m3/h)	Water Demand (%)
Thickener Overflow (recycled/reused)	977.7	67
Tailing Dam Recycle (recycled/reused)	341.8	24
Dewatering, Water Wells, Rain Water Collection Areas (Make-up Water)	132.7	9
Total Demand	1,452.2	100

As shown in Table 18-2, the total amount of fresh water make-up required is approximately 133 m3/hr at full production of 2.55 Mtpa. Only a small amount of water is available from dewatering of the open pit mine and less than 20 m3/hr is available from the wells. This leaves over 100 m3/hr that is required from rain collection and storage. A fresh water reservoir with a permitted capacity of 4.0 Mm3 has recently been completed to store water collected during the rainy years, to be subsequently used in dry years.

It is anticipated that with the water storage reservoir and the increased power supply the production targets should be achievable.

Tailings Storage Facility

The current TSF is built to the 826 MASL level with five raises to the dam scheduled beginning in 2018. The costs are included in the sustaining capital over the LOM. All of them already have the detailed engineering under final review in order to reduce costs. The current design of the TSF was sized for a Mineral Reserve of approximately 18.6 Mt, which is why the TSF will be raised to the 840 MASL.

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19 Market Studies and Contracts

The principal commodity from the MRDM operation is gold, which is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.

Contracts

RPA’s comments on terms of contracts, arrangements, rates, or charges are as follows:

•	Mining - A contract with U&M Mineração e Construção S.A. is in place for contract mining of the waste material, and a minor amount of the ore material. MRDM also performs all mining functions, except for the loading of the blast holes. Novotrac supplies maintenance services to MRDM for the mining fleet.

•	Concentrating - No concentrating contract is needed for MRDM material; MRDM processes all ore.

•	Smelting and Refining - Final, commercial smelting and refining is completed offsite.

•	Sales, Hedging, Forward Sales - There are no Hedging and Forward sales contracts in place for the MRDM gold production.

In RPA’s opinion, all major contracts are considered to be within industry norms.

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20 Environmental Studies, Permitting, and Social or Community Impact

Environmental Studies

The Mine is located in a remote and dry location, and vegetation and faunal compositions are critical habitat for many biodiversity resources. The general area of the Mine was previously disturbed by CVRD, which operated the Mine from 1989 to 1997. The mining operations will result in vegetation suppression over an area of approximately 362 ha.

Due to the previous mining activities and environmental liabilities, MRDM conducted supplementary baseline studies to assess groundwater, surface water, and soil quality prior to the start of operations. As part of conditions of the environmental license, MRDM conducts environmental monitoring programs of surface water, groundwater, soil, fauna, and flora to closely monitor potential changes in the quality of these resources. MRDM has ongoing reclamation programs and also has set-aside areas for biodiversity conservation.

Environmental Permitting History and Current Situation

The Mine was put into production in 1989 by CVRD and operated until 1997. The mine operations consisted of open pits and heap leach pads. The Mine remained idle from 1997 until October 2008, when Carpathian acquired the mineral rights and started prospecting and exploration. In 2009, Carpathian completed a Preliminary Economic Assessment (PEA) report, submitted it to DNPM, and obtained approval to proceed.

As part of the environmental permitting process, Carpathian conducted environmental and social baseline studies to prepare an Environmental Impact Assessment (EIA) in accordance with the terms of reference as required by the regulatory agency, SUPRAM. Baseline studies included fauna, flora, soils, geology, archaeological sites and historical buildings, and social and economic conditions in the general area of the Mine. The EIA was submitted to the SUPRAM in October 2009, and the preliminary environmental license (LP) was granted in April 2010. Upon approval of the Plan of Environmental Control (Plano de Controle Ambiental, PCA), the installation license (LI) was issued in November 2011.

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The Mine is unique in that it operated simultaneously under both an LI and a temporary operating licence (LO) that was issued by SUPRAM on December 3, 2013. On June 9, 2015, MRDM received the LO for the mine operations and groundwater wells from SUPRAM. The LO contains 50 conditions, including environmental and social monitoring plans, environmental compensations and reclamation.

In 2013, the Mine received a notice of violation (NOV) from the State of Minas Gerais Public Ministry (PM), an equivalent to the Attorney General in the United States, a governmental agency that commonly brings charges against large projects during the permitting process. Following the NOV, MRDM signed a term of adjustment of conduct (TAC, or consent order) in July 2013.

MRDM complied with the terms and conditions of the July 2013 TAC and, prior to issuing the LO in June 2015, MRDM signed an agreement with the PM which includes a total of 36 conditions, such as provisions for external audits of the Mine and funds for environmental and social programs to be developed in coordination with local communities. As reported by MRDM, from the 36 conditions that were agreed with the PM, 16 have already been completed and 17 are still ongoing.

On September 7, 2016, MRDM received both LP and LI to install a water storage facility, in order to guarantee a reliable source of water for the mining operations. After its installation, a temporary LO for the operation of the water storage was issued by SUPRAM on May 22, 2017, allowing the operation of the structure

The Mine currently operates under conditions of the permits and licences listed in Table 20-1. As of the date of this readdressed report, Equinox Gold has advised that all licences and permits are in good standing.

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Table 20-1 MRDM Permitting Status

Riacho dos Machados Mine

Licences and Permits	Process Number	Issue Date	Expiration Date
Operation Licence - MRDM	007/2015	06/09/2015	06/09/2019
Preliminary and Installation Licence - Water Dam	007/2016	09/13/2016	09/13/2020
Temporary Operation Licence - Water Dam	PA 11961/2009/013/201	05/22/2017	*
Environmental Permit - Gas Station 90 m³	7604/2016	12/21/2016	12/21/2020
Environmental Permit for Fauna Monitoring - Mine	102.001/2016	07/29/2016	06/09/2019
Environmental Permit for Fauna Rescuing - Mine	102.002/2016	07/29/2016	06/09/2019
Environmental Permit for Fauna Monitoring and Rescuing - Water Dam	102.003/2016	09/13/2016	09/13/2020
Water Permit - New Water Dam	2007/2016	09/13/2016	09/13/2020
Water Permit - North Pit	934/2012	03/28/2012	03/28/2016**
Water Permit - South Pit	935/2012	03/28/2012	03/28/2016**
Water Permit - Groundwater well 03	3797/2011	12/23/2011	12/23/2015**
Water Permit - Groundwater well 07	3798/2011	12/23/2011	12/23/2015**
Water Permit - Groundwater well MRDM 15	17998/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Piranga 13	17993/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Piranga 14	17994/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Piranga 15	17995/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Mumbuca 11	17991/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Mumbuca 12	17992/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Mumbuca 16	17996/2014	06/09/2015	06/09/2019
Water Permit - Groundwater well Mumbuca 17	17997/2014	06/09/2015	06/09/2019

Notes:

* The temporary operation licence for the water dam is valid until the final operation licence is issued.

** Under Renewal

MRDM plans to operate in compliance with requirements of the above listed permits and authorizations. MRDM will also comply with other applicable regulations, such as physical integrity and stability of large structures (e.g., tailings dam, pit, waste rock piles, and stockpiles) that must be reported to DNPM, and occupational health and safety performance indicators and plans that must be submitted to the Ministry of Labour and Employment. MRDM will apply for permits for future expansions or changes in project design, as required by Brazilian regulations.

Other Environmental Issues

Power

Electricity is currently supplied at the Mine by eleven diesel-powered generators, nine owned by MRDM and two rentals. MRDM has entered into an agreement with CEMIG, the State of Minas Gerais Distribution Company, to construct and operate a 138 kV transmission line that will connect the new Substation Janaúba 4 to the new Mine substation. Both substations are currently under construction as part of the transmission line project. The transmission line will be approximately 35 km long, and will be located within a 25 m wide right-of-way (ROW). As commonly done in Brazil, CEMIG has negotiated the easements along the ROW and is managing the environmental licence for the construction and operation of the substations and the 138 kV transmission line.

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Compensation to affected landowners are conducted in accordance with Brazilian laws, which has established costs for properties and assets directly impacted by the ROW. MRDM pays for all the costs of the land acquisitions/compensations, environmental studies and permitting process, and for the construction of the substations and transmission line. Once construction and commissioning are completed, the substations and transmission line will be owned and operated by CEMIG. MRDM personnel indicate that the transmission line will be completed by the end of 2018.

Tailings Dam

The supervision of the tailings operation is under the responsibility of DNPM. Several legal regulations established the National Dam Safety Policy and Safety Information System, including the general criteria for risk categorization.

According to the National Dam register, MRDM’s tailings dam has the following classification: (i) small volume; (ii) low risk; and (iii) high potential impact. Therefore, the Mine needs to develop a Dam Safety Plan and an Emergency Action Plan (known by its acronym in Portuguese, PSB and PAEM, respectively). Additionally, the technical team carries out safety inspections on a regular basis and the inspections reports are registered in the PSB.

DNPM carried out an inspection in March 2016 to assess the safety of MRDM’s tailings dam. Several measures were necessary to guarantee its safety, including: the vegetal recovery of the tailings dam area, in order to avoid erosions; review of the PSB, taking into account the hydrological studies that were used to define the water balance, among other information; installation of a scale to enable visual checks of the water level; etc. As reported by MRDM, all actions required by DNPM were implemented and there are no pending actions related to the inspection report.

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Cyanide

Cyanide is transported to the site in a liquid form via trucks and transferred to a tank in the process area. Unigel (or Proquigel Química), a company located in the State of Bahia, manufactures the cyanide, which is transported to the site by Cabral, a company also from the State of Bahia. Both companies are certified. Efforts for full alignment with the International Cyanide Management Code (ICMI) are ongoing and emergency procedures related to the use of cyanide are described in MRDM’s Emergency Action Plan (PAEM).

Historic Environmental Liabilities

Overall, historical environmental liabilities at the site have been related to acid rock drainage (ARD) and arsenic concentrations in water resources and off-site runoff and sedimentation of nearby surface water bodies.

In 1999, two years after CVRD stopped operations at the Mine, CVRD reported evidence of ARD at the site. In 2001, CVRD contracted the services of an international consulting firm to assess the problem and to develop a remediation plan. From 2002 through 2004, CVRD conducted various remediation and reclamation activities. Since that time, there has been no evidence of ARD at the site as shown by the results of the water analyses from the site monitoring points (Tecnomin, 2011).

In 2005, CVRD initiated a remediation project to treat arsenic-contaminated water that had accumulated in the shaft. In 2006, CVRD presented to SUPRAM a long-term monitoring plan, which was approved in March 2006.

In 2011, MRDM prepared a plan for the management and control of ARD, which included several measures to control the generation of ARD, a stormwater drainage system, and a semi-annual groundwater and surface water monitoring program.

In 2015, MRDM retained an external consultancy (Pimenta de Ávila Consultoria) to reassess the geochemical studies for prediction of ARD from MRDM operations. The preliminary results showed a great reactivity of the materials, suggesting that the generation of ARD and/or leaching of metals can occur at the Mine. The results also highlighted the need to implement several actions to prevent ARD, such as:

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•	Field inspections to identify possible signs of acid drainage in the area;

•	Implementation of an additional program to characterize the materials that will be exploited in the mine, especially the ARD materials;

•	Revision of the mine closure plan, in order to include closing actions and associated costs for ARD management;

•	Modelling the future water quality of the pit lake (if a lake is formed at the closing).

As a condition of the environmental licence, MRDM will continue to monitor ground and surface water resources, and additional mitigation measures will be implemented should ARD be detected.

Environmental and Social Management System

MRDM has environmental and social staff, policies, and procedures required for compliance with Brazilian regulations, however, the company does not have an integrated Environmental and Social Management System (ESMS). Environmental monitoring data are compiled into MS Excel spreadsheets and managed with assistance of external consultants. As reported by the company, MRDM plans to implement an integrated ESMS consistent with ISO 14001 requirements and to obtain an external certification by end of 2019.

Social Aspects

MRDM’s relations with local communities started back in 2009, when the company initiated baseline studies and subsequently conducted formal (regulatory-driven) and informal meetings with directly and indirectly affected stakeholders. MRDM currently employs approximately 500 people, including direct employees and contractors, and the majority are from local communities and towns. MRDM conducts monthly meetings with local communities and coordinates with directly affected stakeholders regarding issues related to water resources. As part of TAC and environmental and social compensation programs defined in the LO, MRDM is continuing to develop social programs that are aligned with the communities’ interests.

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Health and Safety Issues

The Mine has a small onsite health clinic, with an onsite doctor during the day (Monday to Friday) and one nurse and one technician per shift. The on-site fire brigade has approximately 70 trained members and there is a brigade for each of the three shifts. MRDM has prepared plans and procedures for full compliance with the applicable Brazilian regulatory norms (NRs), and expects to obtain full compliance within the next few years, together with the implementation of a management system consistent with OHSAS 18001, which should be completed by the end of 2019.

Mine Closure and Reclamation

Considering the lack of specific mine closure environmental legislation in Brazil, the Closure Plan for MRDM will follow the directions given by DNPM, in terms of what is requested in the Plano de Aproveitamento Econômico (PAE - Economic Exploitation Plan). This also incorporates the recommendations of the Reclamation Plan (RP) presented in the EIA and PCA.

The closure plan contains:

•	Characterization of the remaining Mineral Reserves.

•	Plan for demobilization of installations and equipment.

•	Update of topography with the definition of the rec overed mined areas, tailings dam, waste dumps, and other remaining installations.
•	Identification and remediation of liabilities.

•	Environmental monitoring plans relative to slope stability, potentiometer levels, surface water and groundwater quality, revegetation, and wildlife.

•	Future uses of the area, according to reclamation plans.

•	Physical and financial schedule of the closure works.

The costs estimated for mine closure are presented in Table 20-2 for years 2020 to 2032.

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Table 20-2 Estimated Closure Costs
Riacho dos Machados Mine

Area	Cost (US$ 000)
Studies Management	350
Open Pit	46
Waste Dump	88
Tailings Dam	8,378
Industrial Plant	1,751
Support Areas	7
Environmental Monitoring	807
Total	11,428

Note:
1.	Assumes an exchange rate of R$3.70 = US$1.00

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21 Capital and Operating Costs

Capital Costs

The total remaining LOM capital (June 2018 to 2027) is estimated to be US$68.50 million over a ten-year mine life including 2018. In addition, closure and reclamation costs are estimated to be approximately US$11.4 million (Table 21-1).

The Mine is an active mining operation, however, production is currently limited by power and water supplies. Capital expenditures to build a higher voltage transmission line to the site and a water storage facility have been made. Production forecasts in this Technical Report anticipate that maximum mill production (2.55 Mtpa processed) will be achieved in 2019. A plant expansion to 9,000 tpd (3.2 Mtpa) has been contemplated and will be evaluated at a later date.

Exclusions from the capital cost estimate include, but are not limited to, the following:

•	Project financing and interest charges

•	Sunk costs

•	Costs of fluctuations in currency exchanges

The summary of the overall LOM costs, excluding the finance costs, is shown in Table 21-1.

Table 21-1 Summary of Total Capital Costs

Riacho dos Machados Mine

Category	LOM Total (US$ 000)
Infrastructure & Equipment	8,011
Properties and Land Acquisition	1,407
Subtotal Sustaining	9,419
Tailings Dam	23,267
Transmission Line	2,475
Capitalized Stripping	30,533
Others	2,804
Subtotal Non-Sustaining	59,079
Total LOM Capital	68,498

Reclamation	11,428

Note: R$3.7:US$1 exchange rate.

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Transmission Line Construction

The construction of the transmission line started in 2017, and it is expected to be fully operational by year-end 2018, which will reduce process power costs.

The total power line project estimate is approximately US$11.9 million for the installation of this transmission line, which includes the remaining cost for transmission line completion (including contingency and indirects) of approximately US$2.5 million in 2018.

The yearly summary for the remaining capital requirements of the Mine is provided in Table 21-2.

Table 21-2 LOM Capital Cost Summary by Year

Riacho dos Machados Mine

Category (US$ 000)	LOM Total	7 mos. 2018	2019	2020	2021	2022	2023	2024-2034

Infrastructure & Equipment	8,011	515	2,806	2,108	939	322	506	816
Properties and Land Acquisition	1,407	159	504	470	27	118	32	97
Subtotal Sustaining	9,419	673	3,310	2,578	966	440	539	913
Tailings Dam	23,267	5,023	4,459	4,459	0	0	4,459	4,865
Transmission Line	2,475	2,475	0	0	0	0	0	0
Capitalized Stripping	30,533	5,882	12,776	2,058	3,379	927	4,119	1,393
Others	2,804	750	27	0	2,027	0	0	0
Non-sustaining	59,079	14,130	17,262	6,517	5,406	927	8,579	6,258
Total LOM Capital	68,498	14,803	20,573	9,095	6,371	1,367	9,117	7,171

Reclamation	11,428			31	68	27	41	11,261

Notes:

1.	Mining ends in 2026, reclamation and closure continue to 2034.
2.	Capital costs at R$3.7:US$1 exchange rate.

Closure Costs

The allowance included for the reclamation and closure cost is R$42.28 million, or approximately US$11.4 million.

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Operating Costs

A summary of the operating costs over the LOM is shown in Table 21-3. LOM mining costs are reported to be US$1.84/t of total material, which appears reasonable. Processing costs are estimated to be US$9.20/t milled for the LOM, which is also reasonable. The process operating costs will stabilize, once the water dam has the necessary amount of water, and the transmission line is installed and operating.

Table 21-3 Summary of LOM Operating Costs

Riacho dos Machados Mine

Year	Mining Cost (US$/t moved)	Mining Cost (US$/t milled)	Processing Cost (US$/t milled)	Re-handling & Grade Control Cost (US$/t milled)	Mine Site G&A - Fixed (US$/t milled)	Total Cost (US$/t milled)
7 mos. 2018	1.84	17.33	12.11	0.34	2.35	32.13
2019	1.84	12.77	9.20	0.34	2.35	24.66
2020	1.87	15.77	9.20	0.34	2.35	27.66
2021	1.90	15.24	9.20	0.34	2.35	27.14
2022	1.92	19.03	9.20	0.34	2.35	30.92
2023	1.95	17.94	9.20	0.34	2.35	29.83
2024	1.98	19.04	9.20	0.34	2.35	30.92
2025	2.01	11.56	9.20	0.34	2.35	23.46
2026	0.00	0.00	9.20	0.34	2.35	11.89
2027	0.00	0.00	9.20	0.34	2.35	11.89
2028	0.00	0.00	9.20	0.34	2.35	11.89

Note:

1.	R$3.7:US$1 exchange rate.

The unit operating costs have been high due to the low tonnage plant throughput that has been spread over the fixed costs for the Mine. As the plant throughput increases and the grind size improves, the unit operating costs are expected to decrease. Unit operating costs are summarized in Table 21-4.

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Table 21-4 Summary of 2014-2018 YTD Actual Operating Costs

Riacho dos Machados Mine

Month/Years	Recovery (%)	Mine (US$/t moved)	Mine (US$/t feed)	Plant (US$/t feed)	G&A (US$/t feed)	Total Costs (US$/t feed)
Mar-Dec 2014 Totals	86	2.01	13.69	16.35	6.58	36.62

2015	83	2.2	26.52	24.95	13.86	65.33
2016	77	1.58	14.78	18.02	0.08	32.88
2017	86	2.03	14.02	15.54	-0.52	29.04

Jan-18	85	2.06	8.29	15.14	7.10	30.53
Feb-18	84	1.94	10.75	13.57	3.85	28.17
Mar-18	84	2.13	18.94	14.86	-3.72	30.08
Apr-18	83	1.88	9.51	12.26	7.50	29.27
May-18	81	2.19	22.41	20.56	-1.16	41.81
Jan-May 2018 Totals	84	2.06	13.23	14.94	3.17	31.33

Manpower

Current manpower levels for the operation are listed in Table 21-5. In RPA’s opinion, these manpower levels are reasonable for the size, location, and type of operation at the Mine.

Table 21-5 Summary of MRDM 2018 Manpower Levels

Riacho dos Machados Mine

Location	Total (Qty)
Permanent Full-Time Employees	344
Employees on Leave	14
Third-Party Contractors	325
Total	683

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22 Economic Analysis

Under NI 43-101 rules, producing issuers may exclude the information required for Section 22 Economic Analysis on properties currently in production, unless the technical report includes a material expansion of current production. RPA notes that Equinox Gold is a producing issuer, the Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Mine using the estimates presented in this Technical Report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 Adjacent Properties

There are no adjacent properties to report in this section.

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24 Other Relevant Data and Information

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 Interpretation and Conclusions

Based upon review of the Mine documentation and discussions with MRDM personnel, RPA has the following conclusions and observations:

General

•	The supporting data used for the different project studies, and presented to RPA during the site visit, were well organized and prepared in a professional manner.

Geology and Mineral Resources

•	MRDM prepared a Mineral Resource estimate in May 2018. RPA has reviewed the MRDM Mineral Resources and is of the opinion that the parameters, assumptions, and methodology used are appropriate for the style of mineralization.

•	Mineral Resources were prepared in accordance with CIM (2014) definitions.

•	The geological model employed by MRDM geologists is reasonably well understood and is well supported by field observations in both outcrop and drill intersections.

•	Interpretations of the geology and the 3D wireframes of the estimation domains derived from these interpretations are reasonable.

•	Sampling and assaying have been carried out following standard industry QA/QC practices. These practices include, but are not limited to, sampling, assaying, chain of custody of the samples, sample storage, use of third-party laboratories, standards, blanks, and duplicates.

•	The resource model has been prepared using appropriate methodology and assumptions. These parameters include:
○	Treatment of high assays
○	Compositing length
○	Search parameters
○	Bulk density
○	Cut-off grade
○	Classification

•	The block model has been validated using a reasonable level of rigour consistent with common industry practice.

•	Definition drilling will likely result in the upgrading of Inferred Mineral Resources to the Indicated category, both down-dip and laterally along strike to the north and south directions. Down-dip underground potential has only been drilled to a limited extent and requires further drilling.

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•	Significant exploration potential exists laterally along strike both north and south from the existing RDM pit, although this area is currently outside the permitted mining boundary. Exploration potential at the Mine, and in the surrounding property, is expected to be relatively high. Potential exists for additional down-dip resources that may be amenable to underground mining.

•	Condemnation drilling has been completed for the tailings dam, waste dumps, and process plant.

Mining and Mineral Reserves

•	The economic assumptions and methodology used for estimation of the Mineral Reserves are appropriate.

•	Proven and Probable Mineral Reserves for the Mine, as of May 31, 2018, total 24.7 Mt grading 0.99 g/t Au, containing 789,000 oz of gold.

•	The Mine is a conventional open pit operation, composed of three metre high operating benches in ore and twelve metre high operating benches in waste.

•	The average mining rate is planned to be approximately 85,000 tpd ore and waste as part of the LOM plan, including ore production of approximately 7,000 tpd (2.55 Mtpa).

•	All systems (safety, geological control, mining, processing, administration, and environmental) have been implemented for mining at the RDM pit, and they are operating efficiently.

•	Mineral Reserves are restricted to the RDM pit, composed of north, central, and south areas.

•	Mining of the RDM pit began in 2012 with limited pre-stripping. Mill production started in March 2014, and the mine and mill have been operating since March 2014. The current estimated mine life is approximately ten years of processing and eight years of mining.

•	The LOM mining and processing schedules do not include Inferred Mineral Resources. Upgrading the Inferred Mineral Resources to a higher category may potentially increase the mine life.

•	Mining is performed by MRDM personnel for ore and a contractor for waste material as of 2018.

•	Dewatering and slope stability represent the greatest risks to the mining area, however, in RPA’s opinion, there does not appear to be reason for concern at this time.

Metallurgical Testing and Processing

•	Since the start of operations in March 2014, MRDM has progressively completed construction and improvement projects to increase the efficiency of the operation, however, a prior lack of capital limited the work that was accomplished. One primary capital project remains to be completed, as insufficient available power limits the operation of the ball mill. This impacts the achievable grind size and/or the realistic mill throughput. A transmission line improvement is planned to be completed in 2018.

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•	The metallurgical testing that was conducted before the Mine was designed and built indicated that gold recovery is sensitive to particle size; the target grind size is P80 54 µm to achieve a gold recovery of 88% to 92% at a retention time of 24 hours. At the current grind size (i.e., P80 approximately equal to 100 µm), the gold recovery is reduced.

•	Production statistics indicate that the process flow sheet is adequate and suitable for processing the Riacho dos Machados ore types.

•	Further optimization of the circuit is expected to improve production throughput and recovery once the operation can be run at steady state.

•	The economic analysis assumes average recoveries over the LOM. Since the proportions of oxide, transition, and fresh or sulphide ore change over time, using an average recovery may not produce an accurate short-term estimation of the cash flow, however, this averages out over the mine life.

Infrastructure

•	Electricity is currently supplied at the Mine by eleven diesel-powered generators, nine owned by MRDM and two rentals. For the long term, MRDM plans to connect to the Brazilian national electric grid operated by CEMIG with plans to be on line by the end of 2018. Grid power will greatly reduce operating costs, and allow the processing plant to be operated under design conditions.

•	The Mine is susceptible to drought. For full production, MRDM requires approximately 1.2 million m3 per year of make-up water. Insufficient rainfall has impacted mill production in the past. MRDM completed the construction of a water storage facility in April 2017 in order to help alleviate the problem. Low rainfall in 2017 and 2018 has resulted in a water shortage and the Mine operations were suspended from early October through November 2018.

•	The majority of the workers who reside in small towns within 20 km of the site are transported to the Mine by commercially operated buses. MRDM provides subsidies for transportation in accordance with the law that governs the “Vale-Transporte”, whose monthly costs cannot exceed 6% of the worker’s salary.

•	The Mine is located in an easily accessible area in Minas Gerais in Brazil at elevations that range from approximately 770 MASL to 900 MASL. The driving distance to the Mine from Belo Horizonte is 560 km, which takes from nine to eleven hours on the existing roads. The nearest commercial airport is located in Montes Claros approximately 145 km from the mine site.

•	The nearest major hospital is in Montes Claros (145 km away), however, the city Riacho dos Machados (15 km away) has a health clinic. The medical staff is provided by a contractor. The clinic includes two nurses located on site and one doctor, who works four hours per day and is on call during his off-site hours.

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Environmental, Social, and Permitting Considerations

•	The Mine is a conventional CIL operation that has incorporated environmental mitigation into daily operations (i.e., water mitigation, concurrent reclamation/closure design).

•	No outstanding technical issues were identified for environment and permitting, however, the mining permit boundary does not currently allow mining into the down-dip and along-strike continuity of the mineralization. The application for the expansion of the Mine operations was submitted to environmental authorities in July 2015 and is undergoing agency review.

•	Historic ARD issues and high concentrations of arsenic in ground and surface water need to be closely monitored to prevent off-site contamination of water resources. A comprehensive hydrogeological study has been requested by SUPRAM to assess the nature and extent of arsenic, lead, and other metals in ground and surface water.

•	MRDM has retained an external consultancy to re-assess the potential for ARD. Tests are in progress and results are not yet available. Therefore, estimated costs for ARD mitigation are included in the closing/reclamation cost.

•	MRDM has the necessary in-country permits and licences to operate in compliance with Brazilian regulations. Additional permits will be obtained, as needed, to accommodate the future Mine operations.

Capital and Operating Costs

•	The Mine is an active mining and processing operation, however, a few projects remain to be completed. Capital cost allocations have been made in the economic analysis for the items that are required.

•	The most recent capital and operating cost estimates have been updated to reflect the current plan for the Mine and current prices. The majority of the capital and operating cost estimates were completed in Brazilian Real (R$). RPA has converted the MRDM estimates using a 3.7 to 1.0 (R$:US$) exchange rate.

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26 Recommendations

RPA makes the following recommendations:

Geology and Mineral Resources

•	Carry out additional drilling to upgrade Inferred Mineral Resources at the Mine, as time and budgets permit.

•	Conduct drilling and geological interpretive work along strike both north and south of the deposit to increase the Mineral Resources for the Mine, as time and budgets permit. Potential exists for additional down-dip resources that may be amenable to underground mining.

Mining

•	Review alternatives for waste dump location in order to improve mining costs and productivity.

Metallurgical Testing and Processing

•	Evaluate the impact of the grind size that can be achieved versus recovery and plant throughput to maximize the cash flow.

•	Evaluate the changes in recovery based on ore types and head grades in order to provide more detailed information to improve the accuracy of the economic analysis.

Infrastructure

•	Complete installation of the grid power supply, which is scheduled to be on line by the end of 2018, in order to reduce costs and allow the processing plant to operate as designed.

Environmental, Social, and Permitting Considerations

•	Develop a comprehensive and over-arching Permit Register to consolidate information related to required operational permits, agreements, and other applicable requirements. This information is currently tracked in multiple tables. The Permit Register should be part of an integrated environmental and social management system.

•	Provide more detail in the environmental operating budget, such as costs for installation of a groundwater monitoring network, costs for contracted environmental monitoring, etc.

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Capital and Operating Costs

•	Re-evaluate the mining cost, focusing on better usage of worked hours and costs, cycle times, powder factor, maintenance, and rebuild and replacement costs, slope stability, and manpower.

•	Re-evaluate and adjust G&A costs to account for replacement of electric power by CEMIG, haulage, site maintenance, and water pumping costs.

•	Update the capital and operating cost estimates to reflect the current equipment selection, and the intended operating plan.

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27 References

Belode Oliveira, O.A., 1993, Map Geológicoda Regiãode Riacho dos Machados (1:100,000). Unpublished geological map, Rio Doce Geologicae Mineração S.A., Belo Horizonte, MG, Brazil.

BK Exploration Associates, 2008, Technical Report, Riacho dos Machados Gold Project for Carpathian Gold Inc. (February 29, 2008).

Carpathian Gold Inc. - RDM., 2015, Reunião Técnica MPMG/PRÍSTINO-Poços de Abastecimento, Belo Horizonte (Brazil): Mineração Riacho dos Machados.

CEMIG, 2013, Relatório de Estudo de Traçado 138 kV Janaúba-RDM, Belo Horizonte (Brazil): CEMIG Distribuição S.A.

COPAM, 2015, Parecer Único No. 0390682/2015 (SIAM), Minas Gerais (Brazil): Conselho Estadual de Política Ambiental.

Cube Consulting Pty Ltd, 2014a, Mineral Resource Estimate, Riacho dos Machados Gold Project (December 30, 2014).

Cube Consulting Pty Ltd, 2014b, Life of Mine Plan for Riacho dos Machados Gold Project, (December 2014).

CVRD, 2001, Riacho dos Machados Mine, Underground Evaluation; private report.

CVRD/Mineração Santa Elina, 2008, Riacho dos Machados data base of drilling coordinates, hole surveys, assays and notes, “RDM_ Database - Jan 19, 2008 update.xls ”Excel Spreadsheet; private report.

Diláscio, M.V., and Castro, L., 2010, Caracterização Geomecânica e Dimensionamento dos Taludes, Golder Associates, Belo Horizonte, MG, Brazil, 72 p. (April 26, 2010).

Direct Correspondence with Vitor Belo, Carpathian COO, August 2015.

DOCEGEO, 1992, Mapeamento Geológico - Estruturalem Escala 1:50,000 da Região de Riacho dos Machados (MG). Unpublished Final Report, Rio Doce Geologiae Mineração S.A./Ecogeo Projetose Consultoria Ltda., Belo Horizonte, MG, Brazil, 88 p.

ERM, 2011, Plano de Gestão de Gestão e Controle de Drenagem Ácida - Mineração Riacho dos Machados, Riacho dos Machados (Brazil): ERM do Brasil.

ERM, 2011, Caracterização do Solo, Águas Subterrâneas e Superficiais na Mineração Riacho dos Machados, Riacho dos Machados (Brasil): ERM do Brasil.

Fonseca, E., 1993, Depósito Aurífero de Riacho dos Machados, Minas Gerais: Hidrotermalismo, Deformaçãoe Mineralização Associados.  Belo Horizonte, Unpublished M.Sc. dissertation. UFMG, Universidade Federalde Minas Gerais.

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Fonseca, E., Lobato, L.M., and Baars F. J., 1997, The petrochemistry of the auriferous, volcano sedimentary Riacho dos Machados Group, Central-Eastern Brazil: geotectonic implications for shear-hosted gold mineralization, Journal of South American Earth Sciences, V.10 No.5-6, pp.423-443.

G&T Metallurgical Services Ltd., 2010, Cyanidation bottle roll testing eleven discrete samples Mineracao Riachos dos Machados project, Carpathian Gold, KM2658, Salvatore, D., and Folinsbee, J., British Columbia, Canada (July 27, 2010).

Garcia, P.A., for Veirano Advogados, Attorneys at Law, 2008, Mining Rights Report for Carpathian Gold Inc. re Project Riacho dos Machados; private memorandum (February 12, 2008).

Guzman, C., Mello, R., and Wells, J., 2009, Riacho dos Machados Gold Project, NCL, Preliminary Economic Assessment, 224 p.

IBAMA, 2015, Parecer de Vista, Montes Claros (Brazil): Conselho Representante do IBAMA.

IBAMA, 2015, Certificado de Regularidade, Registro No. 2431268, Brazil: Ministério do Meio Ambiente.

Klohn, M., and Broili, C., 2008, (B&K Exploration Associates) Technical Report, Riacho dos Machados Gold Project, Minas Gerais State, Brazil, NI 43-101, 54 p.

MRDM staff, MRDM Executive Summary (Monthly) Reports (April 2013 - June 2015), Internal Correspondence.

Mello, R., 2010, Riacho dos Machados Gold Project, NCL, Mineral Resource Update for Riacho dos Machados Gold Deposit, Minas Gerais State, Brazil, 126 p. (September 9, 2010).

Ministério de Defesa, 2013, Certificado de Registro No 95595, Compra de produtos controlados, Belo Horizonte, (Brazil): Exercito Brasileiro.

Monteiro, R.N., Fyfe, W.S., and Chemale Jr. F., 2004, The impact of the linkage between grade distribution and petrofabric on the understanding of structurally controlled mineral deposits: Ouro Fino Gold Mine, Brazil. Journal of Structural Geology, V.26, pp. 1195-1214.

MPMG, 2015, Inquérito Civil No. MPMG-0522.11.000.018-2, Belo Horizonte (Brazil): Ministério Público do Estado de Minas Gerais.

Multigeo Consulting Group, 2008, Preliminary Environmental Appraisal, MRDM Gold Mine, DNPM 831.005/1982, Riacho dos Machados/MG:Private Report.

Mello, R.B.(NCL do Brasil Ltda), 2009, NI43-101 Technical Report, Mineral Resource Estimate for Riacho dos Machados Gold Deposit, Minas Gerais State, Brazil, NI 43-101, 120 p. (July 2009).

NCL Brasil Ltda, 2009, Riacho dos Machados Gold Project, Preliminary Economic Assessment Technical Report NI 43-101 prepared for Carpathian Gold Inc. (2009).

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Roscoe Postle Associates Inc., 1996, Report on the Riacho dos Machados Mine of Companhia Valedo Rio Doce for Verena Minerals Corporation, Private Report.

Roscoe Postle Associates Inc., 2015, Due Diligence Report on the Riacho Dos Machados Golde Mine for Orion Resource Partners USA) LP (May 2015)

Roscoe Postle Associates Inc., 2015, Technical Report on the Riacho Dos Machados Gold Mine, Minas Gerais, Brazil, prepared for Brio Gold Inc. (December 16, 2015).

Roscoe Postle Associates Inc., 2017, Technical Report on the Riacho Dos Machados Gold Mine, Minas Gerais, Brazil, prepared for Brio Gold Inc. (June 30, 2017).

Ruff, R., and Stefanini, B., 2008, Data Verification- Check Assay Results MRDM Project; Private Report/ MultiGeo Group, Sao Paulo, Brazil (February 22, 2008).

Sarunic, W., 2014, MRDM Gold Operation - Geotechnical Slope Design Study, Xstract Mining Consultants, Perth, WA, Australia, 385 p. (October 2014).

Sarunic, W., 2015, MRDM Gold Operation - Geotechnical Review Study, Xstract Mining Consultants, Perth, WA, Australia, 36 p. (February 2015).

SGSGEOSOL Laboratorio Metalurgico, 2009, Leaching kinetics of three MRDM samples, 15 pgs: Tartarotti, F., Savassi, O., Belo Horizonte, Brasil; private report to Carpathian Gold (January 15, 2009).

Stevenson, B., 2015, Site Water Balance Modelling, Carpathian Gold Inc., Memorandum by Knight Piésold Consulting Pty Ltd, August 2015.

SUPRAM, 2012, Portaria No. 00942/2012, Barramento, Montes Claros (Brazil): Superintendência Regional de Regularização Ambiental.

SUPRAM, 2012, Portaria No. 00935/2012, Cava, Montes Claros (Brazil): Superintendência Regional de Regularização Ambiental.

SUPRAM, 2012, Poetaria No. 0384/2011, Barramento para Disposição de Rejeitos, Montes Claros (Brazil): Superintendência Regional de Regularização Ambiental.

SUPRAM, 2012, Autorização Ambiental de Funcionamento No. 1006117/2012, Montes Claros (Brazil): Superintendência Regional de Regularização Ambiental.

Tecnomin, 2011, Technical Report on the Resource Estimate Update and the Feasibility Study for Riacho dos Machados Gold Deposit, prepared by Tecnomin Projetose Consultoria Ltda. (Tecnomin), for Carpathian Gold Mines Ltd. (May 20, 2011).

Watergeo Solutions, 2014, Avaliação Hidrogeológica *WGS-RT059-03P-14), Riacho dos Machados (Brazil) - Technical Report:Watergeo Solutions.

Xstract Mining Consultants Pty Ltd, 2015, MRDM Gold Operation Geotechnical Review February 2015, Effective Date March 2015 (Draft Report).

YKS Serviços, 2010, Plano de Controle Ambiental, Riacho dos Machados (Brasil): YKS Serviços.

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28 Date and Signature Page

This report titled “Technical Report on the, Riacho dos Machados Gold Mine, State of Minas Gerais, Brazil” dated March 27, 2020 with an effective date of May 31, 2018 was prepared and signed by the following authors:

(Signed and Sealed) Hugo M. Miranda

Dated at Denver, CO
March 27, 2020	Hugo M. Miranda, MBA, ChMC (RM)
Principal Mining Engineer

(Signed and Sealed) Mark B. Mathisen

Dated at Denver, CO
March 27, 2020	Mark B. Mathisen, P. Geo.
Principal Geologist

(Signed and Sealed) Kathleen A. Altman

Dated at Denver, CO
March 27, 2020	Kathleen A. Altman, Ph.D., P.E.
Principal Metallurgist

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29 Certificate of Qualified Person

Hugo Miranda

I, Hugo M. Miranda, MBA, ChMC (RM), as an author of this report titled “Technical Report on the Riacho dos Machados Gold Mine, Minas Gerais, Brazil” with an effective date of May 31, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 27, 2020, do hereby certify that:

1.	I am Principal Mining Engineer with RPA (USA) Ltd. of 143 Union Boulevard, Suite 505, Lakewood, Colorado, USA 80228.

2.	I am a graduate of the Santiago University of Chile, with a B.Sc. degree in Mining Engineering in 1993, Santiago University, with a Masters of Business Administration degree in 2004 and Colorado School of Mines with a Master of Engineering (Engineer of Mines) in 2015.

3.	I am registered as a Competent Person of the Chilean Mining Commission (ChMC), Registered Member #0031. I have worked as a mining engineer for a total of 27 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Principal Mining Engineer - RPA in Colorado. Review and report as a consultant on mining operations and mining projects. Mine engineering including mine plan and pit optimization, pit design and economic evaluation.
•	Mine Planning Chief, El Tesoro Open Pit Mine - Antofagasta Minerals in Chile
•	Open Pit Planning Engineer, Radomiro Tomic Mine, CODELCO - Chile.
•	Open Pit Planning Engineer, Andina Mine, CODELCO - Chile.
•	Principal Mining Consultant - Pincock, Allen and Holt in Colorado, USA. Review and report as a consultant on numerous development and production mining projects.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I have visited the Riacho dos Machados mine several times, most recently on June 25 to 26, 2018.

6.	I am responsible for the overall preparation of this report, and specifically for Sections 2 to 6, 15, 16, 19, 20, 21, 22, 23, and 24 of the Technical Report and the related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have been involved in internal reviews and a previous Technical Report dated June 30, 2017 on the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections for which I am responsible in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27 day of March, 2020.

(Signed and Sealed) Hugo M. Miranda

Hugo M. Miranda, MBA, ChMC (RM)

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Mark B. Mathisen

I, Mark B. Mathisen, CPG, as an author of this report entitled “Technical Report on the Riacho dos Machados Gold Mine, Minas Gerais, Brazil” with an effective date of May 31, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 27, 2020, do hereby certify that:

1.	I am Principal Geologist with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of Colorado School of Mines in 1984 with a B.Sc. degree in Geophysical Engineering.

3.	I am a Registered Professional Geologist in the State of Wyoming (No. PG-2821) and a Certified Professional Geologist with the American Institute of Professional Geologists (No. CPG-11648). I have worked as a geologist for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Mineral Resource estimation and preparation of NI 43-101 Technical Reports.
•	Mineral Resource and Reserve estimation, due diligence, corporate review and audit on exploration projects and mining operations worldwide.
•	Director, Project Resources, with Denison Mines Corp., responsible for resource evaluation and reporting for uranium projects in the USA, Canada, Africa, and Mongolia.
•	Design and direction of geophysical programs for US and international base metal and gold exploration joint venture programs.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I have visited the Riacho dos Machados mine several times, most recently on June 25 and 26, 2018.

6.	I am responsible for Sections 7 to 12 and 14 of the Technical Report and the related disclosure in Sections 1, 25, 26, and 27.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have been involved in internal reviews and a previous Technical Report dated June 30, 2017 on the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections for which I am responsible in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of March, 2020.

(Signed and Sealed) Mark B. Mathisen

Mark B. Mathisen, CPG

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Kathleen A. Altman

I, Kathleen A. Altman, Ph.D., P.E., as an author of this report entitled “Technical Report on the Riacho dos Machados Gold Mine, Minas Gerais, Brazil” with an effective date of May 31, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 27, 2020, do hereby certify that:

1.	I am Principal Metallurgist with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of the Colorado School of Mines in 1980 with a B.S. in Metallurgical Engineering. I am a graduate of the University of Nevada, Reno Mackay School of Mines with an M.S. in Metallurgical Engineering in 1994 and a Ph.D. in Metallurgical Engineering in 1999.

3.	I am registered as a Professional Engineer in the State of Colorado (Reg. #37556). I have worked as a metallurgical engineer for a total of 39 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a metallurgical consultant on numerous mining operations and projects around the world for due diligence and regulatory requirements.
•	I have worked for operating companies, including the Climax Molybdenum Company, Barrick Goldstrike, and FMC Gold in a series of positions of increasing responsibility.
•	I have worked as a consulting engineer on mining projects for approximately 20 years in roles such a process engineer, process manager, project engineer, area manager, study manager, and project manager. Projects have included scoping, prefeasibility and feasibility studies, basic engineering, detailed engineering and start-up and commissioning of new projects.
•	I was the Newmont Professor for Extractive Mineral Process Engineering in the Mining Engineering Department of the Mackay School of Earth Sciences and Engineering at the University of Nevada, Reno from 2005 to 2009.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Riacho dos Machados mine on November 4 to 6, 2014.

6.	I am responsible for Sections 13, 17, and 18 of this report and the related disclosure in Sections 1, 21, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have been involved in internal reviews and a previous Technical Report dated June 30, 2017 on the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections for which I am responsible in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of March, 2020.

(Signed and Sealed) Kathleen A. Altman

Kathleen A. Altman, Ph.D., P.E.

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